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Follow-Up Materials

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REGISTRANT'S NAME Pernod Ricard

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PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3361 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 6/27/02

Pernod Ricard

2001



Seagram's
Extra Dry
Gin
PERNOD
CHIVAS REGAL
12
PREMIUM
RICARD
WILD
TURKE
JACOB'S



Eric Liot, born in Caen in 1964,
has made his mark on the art world
through his choice of media
and the originality of his works: collages,
assemblages, reliefs and
superimpositions.
The young Frenchman shines
and polishes his objects, carefully
finishing each one.
His work tells a story tinged with
nostalgia, born of the consumer society
and its ritualistic objects.
This artist takes us on a journey
through signs and the collective
memory, reminding us that mass-market
objects (packaging, brand names, etc.)
can be charged with emotion and
become symbols of our daily lives.

Year 2001

Key events

Spirits:
- Excellent commercial and financial results.
- Seagram closing (December 2001).
- Jan Becher acquisition (Czech Republic) and Wyborowa SA creation (Polmos Poznan acquisition).

Fruit processing:
- Disposals of Italcanditi & San Giorgio Flavors.
- Disposal of SIAS-MPA in process.

Non-alcoholic beverages:
- Disposals of Orangina-Pampryl and Yoo-Hoo.

Wholesale distribution:
- Disposal of BWG in process.

Summary





Spirits & Wine: 25 years of successful acquisitions



1975 **Creation of Pernod Ricard**

1975 **Campbell Distillers (White Heather Distilleries)**

1980 **Austin Nichols, American bourbon**

1985 **Ramazzotti, Italian bitter**

1988 **Irish Distillers, Irish whiskeys**

1989 **Orlando Wyndham, Australian wines**

1993 **Creation of Havana Club International, Cuban rum**

1997 **Larios, Spanish gin, brandies and wines**

1999 **Yerevan Brandy Company, Armenian brandies**

2001 **Wyborowa SA (Polmos Poznan), Polish *wodkas***

2001 **Jan Becher, Czech bitter**

2001 **Seagram**



“Our earnings per share will increase by 50% within two years.”

An interview with Patrick Ricard, Chairman and Chief Executive Officer

The Group's excellent results in the Spirits and Wine sector in 2001 confirmed the wisdom of its decision to concentrate on its core business. The acquisition of Seagram activities, finalised in December 2001, doubled Pernod Ricard's size in this sector, while the disposal of non-core businesses will turn the Group into a “pure player”.

What's your take on the year 2001?

P. R.: It was decisive in every respect. Firstly, our "historic" brands produced excellent results, with operating profits in the Spirits and Wine sector growing by 14% in 2001. Our consolidated operating profit grew by 7%, and the net profit (excluding "non-recurring" exceptional items) rose by 32%, exceeding the target I had announced. All this is firm evidence of the Group's strength.

Secondly, we succeeded in our goal of acquiring the Seagram brands and networks we needed to complement our activities, making us one of the world's three leading operators. Last but not least, we have made great progress in the disposal of our non-strategic activities. Thanks to the exceptional profit generated by these disposals, the Group's net profit rose from € 195 million to € 358 million, an increase of 84%.

How will the Seagram acquisition affect the Group?

P. R.: The Group's appearance has already changed in 2002. By the end of the year, we will have increased net sales in our core business by 90%. In the near future, the Spirits and Wine sector, in which we have always recorded our best results, will become our sole activity.

A sustained growth

(in Euro million)	consolidated	2001/2000
Sales (excluding duty & tax)	4,555	+4%
Operating profit	451	+7%
Net profit (excluding "non-recurring" exceptional items)	258	+32%
Net profit	358	+84%
Free cash flow	388	+178%

The Group's success in the coming years will be determined in great part by the effective integration of the Seagram activities acquired. How is the integration going?

P. R.: The integration is completed and we have had no major difficulties anywhere in the world. The advantage of our highly decentralized organizational set-up is that it favours smooth integration, as we have seen in the past. The Seagram employees who have joined the Group appreciate the way we delegate responsibility to our subsidiaries and are finding new motivation in this process.

Net interest expenses and net debt

(in Euro million)



Net interest expenses
Net debt
60
50
40
30
20
10
(52)
(40)
-24%
2000
2001
4,000
3,000
2,000
1,000
874
Excluding Seagram
120
3,695
2000
2001

Average interest rate 2001: +6.1%

What about the financial domain?

P. R.: The 2001 volumes of the acquired brands, notably Chivas Regal, Martell and Seagram's Gin, are better than the financial model we used in 2000, both in terms of volumes and margins.

Hasn't the Group taken on a heavy debt load?

P. R.: The US Federal Trade Commission's approval of the acquisition was slow, giving us time to proceed with the disposal of a number of non-strategic activities, including Orangina-Pampryl, Yoo-Hoo, Italcanditi and San Giorgio Flavors. We were able to make use of the proceeds from these disposals even before the acquisition was finalised. We also benefited from interest rates and currency exchange rates that turned out to be more favourable at the time of the acquisition than we had predicted. In addition, the successful issue of convertible bonds in February 2002 allowed us to pay back the costliest debts.

Finally, it is well known that our activity generates a substantial cash flow. At the end of the 2001 fiscal year, our net indebtedness amounted to € 3.7 billion. Thanks to these developments, within four or five years our borrowing ration will be comparable to what it was before the acquisition.

Consolidated net debt evolution

(in Euro billion)



4.0
3.0
2.0
1.0
0.9
3.7
1.0
2000
2001
2006



Does this mean that the Group will not make any new acquisitions in the near future?

P. R.: Even though our priority will be to reduce our level of indebtedness, we will still be in a position to seize other opportunities for external growth, as we recently did by acquiring Jan Becher in the Czech Republic and Wyborowa in Poland at the same time as the Seagram acquisition was in progress.

How will you finance the costs of the restructuring required for the integration of Seagram brands and networks within Pernod Ricard and Diageo?

P. R.: The two groups are not integrating all of Seagram's Spirits and Wine activities, since some of them will be sold on. Buyers have already been found for Four Roses bourbon, Sandeman porto, Mumm Sekt in Germany and Oddbins (a chain of off-license stores in Great Britain), and others will soon follow. As we planned, the proceeds of these disposals will cover restructuring costs for Seagram assets not retained by Diageo or Pernod Ricard.

What were the results of the convertible bond issue?

P. R.: This issue of convertible bonds, with a total value of € 488 million, fulfilled the Group's commitment to the banks in connection with the Seagram acquisition. The issue closed within a very short space of time and was oversubscribed more than nine times. I would have preferred to reserve these bonds for our stockholders, but the legal and technical constraints were too tight, especially since the issue could not be announced in advance. I did, however, insist that individual shareholders be accommodated during that period, which was done. Our share price rose considerably in the following days.

In what ways will your shareholders benefit from the Seagram acquisition and the Group's concentration on Spirits and Wine activities?

P. R.: Our strategy of concentrating on Spirits and Wine will quickly improve our profits and, accordingly, our dividends. In 2002, we expect our operating profit in Spirits and Wine to double. When we announced the acquisition, we predicted that our net profit per share would rise by 50% in the second year (2003). Our goal now is to achieve this in 2002, ahead of our original projection.

Share price since Pernod Ricard Seagram purchasing bid announcement

(average price)



160
140
120
80
60
(100 at 08/18/2000)
90 €
Pernod Ricard
CAC 40
+80%
18 A 2000
S
O
N
D
J 2001
F
M
A
M
J
J
A
S
O
O
D
J 2002
F
M

The stock market's confidence in this strategy can already be seen in the changes in our share price. Between the time our bid was accepted on December 19, 2000 and the end of the 2001 fiscal year, the Pernod Ricard share price increased by 40% and outperformed the market by nearly 80%. It has continued to rise considerably in 2002.

These developments should provide a great deal of satisfaction to our shareholders. I would like to take this opportunity to thank them for their loyalty and confidence, which has never failed over the past few years. Their encouragement was an important element in our decision to make this important strategic change. I would like to ask them to continue to give us their support, which is so important to us.

Cash flow statement

(in Euro million)	2000	2001
Net profit	200	365
Depreciation & other provisions	148	7
Cash flow	348	372
Working capital requirement	(65)	122
Operating investment	(144)	(106)
Free cash flow	**139**	**388**
Financial investments	(145)	(3,101)*
Dividends	(108)	(108)
Conversion & currency variation	(3)	0
Debt variation	(116)	(2,821)

* Seagram acquisition: € 3.65 Bn

Key figures

Comparing consolidated results for 2001 with those of the preceding fiscal year is difficult because of the major strategic disposals made during the year, a process that is still ongoing. In 2002, with the integration of the acquired Seagram brands, the Group's size will double in the Spirits and Wine sector, soon to be its only activity.

Consolidated figures

Breakdown of consolidated sales by sector

(excluding duties and taxes / in Euro million)



Distribution
Fruit processing
Spirits & Wine
4,000
3,000
2,000
1,000
3,590
937
1,084
1,569
4,382
1,262
1,360
1,760
4,555
1,413
1,224
1,918
+4%
1999
2000
2001

Breakdown of consolidated operating profit by sector

(in Euro million)



Distribution
Fruit processing
Spirits & Wine
500
400
300
200
100
373
35
75
263
422
45
75
302
451
39
68
344
+7%
1999
2000
2001

Net profit per share including net dividend payment per share

(in Euro million)



Net dividend payment per share
Net profit per share
4
3
2
1
3.78
1.60
3.46
1.60
4.60
1.80
+33%
+13%
1999
2000
2001

* excluding "non-recurring" exceptional items for 2001.

Consolidated profit

(in Euro million)



Consolidated pretax profit
Consolidated net profit
400
300
200
100
340
213
369
195
411
358
1999
2000
2001

Seagram effect on share price: +80% since August 18, 2000


Share price 2000
(100 at 08/18/2000)
Pernod Ricard
CAC 40
+16%
Share price 2001
(100 at 12/31/2000)
Pernod Ricard
CAC 40
+37%
Share price 2002
(100 at 12/31/2001)
Pernod Ricard
CAC 40
+12%
120
110
100
90
80
70
A 18 S O N D
2000
J F M A M J J A S O N D
2001
J F M A
2002

Spirits & Wine

Breakdown of sales by geographic area

(excluding duties and taxes / in Euro million)


France +7%
Europe +14.8%
Rest of the world +2.4%
2,000
1,500
1,000
500
1,569
392
676
500
1999
1,760
488
762
510
2000
1,918
500
873
546
2001
+8,2%*

* organic growth

Breakdown of operating profit by geographic area

(in Euro million)


France +11%
Europe +8.4%
Rest of the world +46%
400
300
200
100
263
20
149
93
1999
302
39
168
95
2000
344
57
182
106
2001
+15.5%*

Sales development by quarter for 2000/2001

(excluding duties and taxes / in Euro million)


600
500
400
300
200
100
+14.5%*
324
369
2000 2001
quarter 1
+10.1%*
476
2000 2001
quarter 2
+4.7%*
439
454
2000 2001
quarter 3
+6.2%*
621
2000 2001
quarter 4

* organic growth

2001 volumes by geographic area

(in million cases)


25%
30%
45%
France
Europe (excluding France)
Rest of the world

The key brands


Pernod Ricard historical brands
Brands acquired in 2001
000 cases
Spirits
Wines
7
6
5
4
3
2
1
Ricard
Seagram's Gin
Chivas
Larios
Pastis 51
Montilla
Royal Stag
Clan Campbell
Havana Club
100 Pipers
Jameson
Martell
Wyborowa
Ramazzotti
Wild Turkey
Bushmills
Jacob's Creek


RICARD
FRANCE
MARTELL
V·S
PASTIS
51
BUSHMILLS
MALT
JAMESON
IRISH WHISKEY
LARIOS
Havana Club

WHISKIES:

SCOTCH:

Chivas Regal*,
Clan Campbell*,
100 Pipers*,
Something Special

SCOTCH MALT:

The Glenlivet,
Aberlour,
Glen Grant

IRISH:

Jameson*,
Buhsmills,
Paddy

BOURBON:

Wild Turkey

OTHERS:

Royal Canadian,
Royal Stag*,
Blender's Pride

WHITE SPIRITS:

VODKAS:

Wyborowa*,
Altaï,
Orloff,
Huzzar,

Zubrowka
(Distribution in Europe, excluding Russia and Poland)

GINS:

Seagram's Gin*,
Larios*,
Cork Dry Gin,
Boodles

TEQUILAS:

Olmeca,
Viuda de Romero

ANISEEDS:

Ricard*,
Pastis 51*,
Pernod,
Ouzo Mini,
8 Hermanos,
Sambuca Ramazzotti,
Henri-Louis Pernod,
Absinthe Pernod Oxygénée

RUMS/CACHAÇA:

Havana Club*,
Montilla*,
San Francisco

BITTERS:

Ramazzotti
Suze,
Becherovka



CHIVAS REGAL
12
PREMIUM SCOTCH WHISKY
GLEN CAMPBELL
Seagram's
100 PIPERS
DE LUXE
SCOTCH WHISKY
WILD TURKEY
12
Seagram's
Extra Dry
Gin
MONTILLA
RAMAZZOTTI
AMARO
MILANO
WÓDKA
WYBOROWA

COGNACS, BRANDIES AND FRUIT BRANDIES:
Martell*,
Bisquit,
Renault,
Ararat,
Busnel,
Marquis de Montesquiou,
Macieira

LIQUEURS:
Soho/Dita,
Cooymans range,
Cusenier range,
Millwood

RTD's:
Wild Turkey Mixers,
Seagram's Coolers,
Two Dogs,
West Coast Cooler,
Ricard 7.5°

WINES OF THE WORLD:
Jacob's Creek*,
Jacob's Creek Sparkling,
Wyndham Estate,
Etchart,
Rio de Plata,
Long Mountain,
Alexis Lichine,
Cruse,
Café de Paris,
Palacio de la Vega,
Tamada,
Old Tbilissi,
Caucasus,
Canei

☐ Brands acquired in 2001
* Million-case brand (9 liters)



Pierre Pringuet

Richard Burrows

Ten key brands account for 70% of profit in the Spirits & Wine sector

Now endowed with a powerful international network backed by strong performances in the Spirits and Wine sector, Pernod Ricard is redefining its priorities worldwide.

Richard Burrows, can you comment on the Spirits and Wine performance in 2001?

R.B.: Our sales in this sector increased by more than 9% before Seagram brands integration, mostly through organic growth. Our international brands in the Spirits and Wine sector have continued to grow faster than those of most of the competition.

Pierre Pringuet, how did the brands acquired from Seagram perform?

P.P.: As expected, Chivas Regal and The Glenlivet have performed well whereas Martell showed a light decline. Particular events in 2001 beyond our control have added to these long term trends: there was very strong growth in the 1st half of 2001, due to some overstocking by buyers. This increase consequently slowed down in the second half, and was decelerated upon approval of the Seagram deal in December. We are still nevertheless optimistic and have full confidence in our ability to fully develop these brands.

In 2002, how will the historic brands and networks work together with the acquired ones?

R.B.: We have reached a critical size according to every criterion – networks, brands, volumes and workforce – nearly everywhere. We are now No.1 or No.2 in the industry except in North America, where we are No.6. In this important market, however, our volumes have multiplied fivefold, and we have more than doubled the size of our sales force and we suffer no competitive disadvantage.

Our portfolio is now well balanced between the various Spirits and Wine categories and corresponds to major international trends as well as to local traditions. This is especially true in whiskies, the most international category, and now our leading activity.

How do you define the Group's brand priorities?

P.P.: We have redefined our priorities in the light of our new portfolio, now one of the richest in the industry, and are focusing on three groups of products.

The 10 largest profit contribution brands

	volumes 2001	2001/2000
Jacob's Creek	5.3	+19%
Amaro Ramazzotti	0.9	+17%
Havana Club	1.5	+13%
Clan Campbell	1.6	+10%
Jameson	1.4	+9%
Ricard	6.8	+5%
Pastis 51	2.1	+5%
Bushmills	0.4	+3%
Larios	2.2	+2%
Wild Turkey	0.8	-3%
Total Top 10		+9%
Total Spirits		+4%*
Total Wines		+3%

* +1% excluding intégration of Wyborowa SA

The first group comprises our international priority brands: Chivas Regal, Martell, Jameson, Havana Club, Wyborowa and Jacob's Creek. In this group, all of our historic brands showed strong growth in 2001. In 2002, we will concentrate our efforts on Chivas Regal and Martell to help reposition them on the path to growth.

The second category, top regional priorities, includes aniseed-based spirits Ricard and Pastis 51 in France and Continental Europe; Larios Gin in Southern Europe; Amaro Ramazzotti in Italy, Germany and Central Europe; Seagram's Gin in North America; and Clan Campbell Scotch in France. In this group as well, all of our historic brands are showing strong growth.

The final category consists of many complementary brands that are indispensable to the profitability of local networks. Many of these brands are leaders in their home markets, such as Suze, a bitter liqueur, in France; Powers whiskey in Ireland; Royal Stag, an "Indian-made foreign whisky"; Montilla rum in Brazil and Ouzo Mini in Greece.

With all this activity, is there still room for the launch of new products?

R.B.: We are constantly anticipating the evolution of the market and Pernod Ricard will respond to these changes. On the one hand, we have identified a handful of great spirits with high potential on new markets within our existing portfolio. This was the case with Amaro Ramazzotti, once a mature brand in its country of origin Italy, which has enjoyed double-digit growth every year since we introduced it to new customers in Germany, Austria and Switzerland. On the other hand, our research centre continues to prepare new products, which we test-market, region by region. One example is Soho/Dita, a lychee-based liqueur that was successfully launched in France and now exported to Japan, where it also enjoys enormous popularity and growth. More recently, we launched new types of aniseed-based drinks in France, such as Oxygénée, made by Cusenier, from absinthe and the deluxe brand Henri-Louis Pernod. We are also testing a ready-to-drink Ricard, a premiere in this sector. In the wine category, let's mention the launch of Jacob's Creek Sparkling, the perfect complement to this outstandingly successful Australian range. Finally, two new products have also completed our Havana Club range.

You have an extensive portfolio. Shouldn't the Group concentrate on fewer brands with broader appeal?

P.P.: Our way of conducting business has so far proven itself. Our local brands help build strong networks that in turn serve as powerful platforms for the development of our global brands. However, our sales forces in every market actually focus their efforts on a very limited number of brands. In 2001, our 10 key brands represented 70% of our Spirits and Wine profits and accounted for 70% of our advertising and promotional investments, which reflects the priority given to these brands. We intend to continue with this successful policy following the Seagram integration.

Spirits & Wine

Operating profit
(in Euro million)



400
300
200
100
263
302
344
+14%*
1999
2000
2001

* including organic growth 15.5%

Operating margin



18%
17%
16%
+16.7%
+17.2%
+17.9%
1999
2000
2001

Operating profit:
consistent growth
across regions
(in Euro million)



France
Europe
Rest of the world
400
300
200
100
20
149
93
39
168
95
57
182
106
+45.7%
+8.4%
+10.8%
1999
2000
2001

Brand owners & Distributors

Today one of the world's three leading operators in the Spirits and Wine sector, Pernod Ricard has branched out from its historic base in France and Europe and now has solid footholds across the globe.

Pernod Ricard's decentralised organization, one of its great strengths, sets it apart from other spirits companies and allows decision-making based on in-depth knowledge of each market. The Group has its own distribution networks for all of its key markets.

On one hand, individual brand-owning companies are responsible not only for production but also for developing their own worldwide sales and marketing strategies.

On the other hand, the distribution subsidiaries, working side by side with the brand owners, adapt each brand strategy to local markets.

This structure allows strong development of local brands by teams that know their markets inside-out, and provides access to regional markets for the Group's international brands.

The holding company determines strategic priorities, sets budgets and implements control measures for its subsidiaries.

In 2001, Pernod Ricard set up two new brand-owning companies: Chivas Brothers, based in Paisley, Scotland, is responsible for all of the Group's Scotch whisky brands, and Martell & Co. in Cognac, France, is responsible for all the cognac brands.

Pernod Ricard

WELL-BALANCED PRESENCE WORLDWIDE

Following the Seagram acquisition, Pernod Ricard now has a well-balanced geographical spread. The leading spirits producer in the Euro Zone, it is No.2 on the Asian and Central and South American markets. In North America, it is ranked sixth and has three brands among the top 100. The Group is also the No.2 operator in the Travel Retail sector thanks to two top-selling brands, Chivas and Martell.

GROUP'S STRUCTURE - MAIN DIRECT SUBSIDIARIES


Pernod Ricard
Major Brand owners
Pernod Ricard Europe
Pernod Ricard North America
Pernod Ricard Central & South America
Pernod Ricard Asia
Pernod Ricard South-Asia
Pernod Ricard World Trade
Ricard SA
Pernod Entreprise
Chivas Brothers
Martell & Co
Irish Distillers
Orlando Wyndham
Havana Club Int.
Wyborowa SA



AMONG THE TOP THREE LEADERS IN THE WORLD

NO. 1 IN THE EURO-ZONE: 24 MILLION CASES:

- **No.1: France, Rep. of Ireland, Italy, Czech Republic, Poland, Russia**
- **No.2: Portugal, Switzerland, Slovakia**
- **No.3: Spain, Iceland, Benelux, Denmark, Sweden, Finland, Romania, Georgia**

NO. 2 IN ASIA-PACIFIC: 5.8 MILLION CASES:

- **No.1: India, China, Malaysia**
- **No.2: Sri Lanka, Thailand, Taiwan, Japan**
- **No.3: Indonesia, Laos, Vietnam, Cambodia, Korea, Philippines, Australia**

NO. 2 IN CENTRAL & SOUTH AMERICA: 4.4 MILLION CASES:

- **No.1: Nicaragua, Cuba, Bolivia, Argentina**
- **No.2: El Salvador, Venezuala, Brazil, Uruguay**
- **No.3: Guatemala, Honduras, Costa Rica, Panama, Haiti/Dominican Rep., Peru, Ecuador, Paraguay, Guyana, Colombia**

NO. 6 IN NORTH AMERICA: 6.4 MILLION CASES

Other regions


WHISKY



A momentous year

In 2001, Pernod Ricard not only acquired the Seagram assets that will allow the Group to double its core business volume, but also saw the best organic growth rates in the industry for its historical key brands. During the course of the year, Pernod Ricard continued to expand in the East of Europe with the creation of Wyborowa SA (Wyborowa, Premium and Lodowa *wodkas*) in Poland and the acquisition of Jan Becher (Becherovka) in the Czech Republic. Furthermore, Pernod Ricard concluded a long-term agreement for the distribution of the Polish *wodka* Zubrowka in Europe (with the exception of Poland and Russia). With divestiture of its non-core activities well underway, Pernod Ricard is back to the "pure play" business of its origins, Spirits and Wine, doing what it knows best.

While Pernod Ricard owns and distributes great brands in each Spirits and Wine category, it concentrates its efforts on a few key brands with worldwide appeal. In 2001, 10 brands accounted for 70% of its marketing investment and generated 70% of the Spirits and Wine profit. In addition, in many key markets the Group produces and distributes strong local brands that constitute the backbone of its local networks and provide funding for the development of its global portfolio.

Folowing the Seagram acquisition (on December 21, 2001), Pernod Ricard now manufactures and distributes 45 million cases of spirits, 10 million cases of "ready-to-drink" (low alcolhol) beverages and 17 million cases of wine and wine-based aperitifs.

A well-balanced spirits range

45 million cases of spirits



Whiskies 33%
White spirits 19%
Aniseeds 21%
Rums 8%
Bitters 5%
Cognacs 3%
Others 11%

Pernod Ricard

SPIRITS AND WINE RESULTS IN 2001

Sales in the Spirits and Wine sector in 2001 totalled € 1.92 billion, excluding duties and taxes, an increase of 9%, 8.2% of which came from organic growth.

The Group's consolidated volumes increased by 1% on a consistent basis (excluding Wyborowa SA integration), while sales of the 10 key brands rose by 9%.


CLAN CAMPBELL
THE GLENLIVET
12
JAMESON
WILD TURKEY
8

Leader of the pack

Whisky is now Pernod Ricard's leading sector of activity, representing 33% of the Group's volume, with sales of 15 million cases. With the most complete range in the business, the Group holds third place worldwide.

The star of the Group's range is the world's most prestigious luxury blend, Chivas Regal Scotch whisky, with annual sales of 3.0 million cases worldwide. A blend of top-quality 12 year old grain and malt whiskies, Chivas Regal is the ultimate Scotch whisky: smooth, rich, honeyed, full-bodied and slightly smoky. The choice of connoisseurs for two centuries now, it attracts younger drinkers with discerning tastes.

Running second in the Scotch sweepstakes is the 1.6 million case Clan Campbell, the world's fastest-growing Scotch, which is No.1 in France. Popular local brands like 100 Pipers and Something Special are also set to grow in new markets.

Pernod Ricard is the top international producer of malt whiskies. The Group has the No.1 brand in the two principal malt: Aberlour, in France, and The Glenlivet, in the United States. Its brands also include Glen Grant, well-established in Europe and No.1 in Italy; Strathisla, an exceptional malt that is also used to make Chivas Regal; and some other "connoisseurs" brands such as Long Morn, Glen Keith, or Benriach.

Pernod Ricard is the undisputed world champion in Irish whiskey, with over 80% of the world market. Uninterrupted growth bodes well for this sector, which represents over 2.7 million cases worldwide. The extremely smooth, mild and triple-distilled Jameson, the key brand, accounts for 1.4 million cases and is becoming increasingly popular with younger drinkers in large cities around the world. Bushmills is right behind it, and Paddy is gaining market share in France, while Power's remains prised on the Irish market.

The Group also owns the world's best-selling premium bourbon, Wild Turkey, which has been produced in Kentucky for over two hundred years. This indigenous American whiskey is aged in heavy-char new white oak barrels for eight years to give it its distinctive flavour and russet colour. Its leading markets are the United States, Japan and Australia.

The Group also sells Royal Stag, Natu Nobilis, Blender's Pride and Dunbar. These brands are produced and bottled locally in a number of markets in Asia and Latin America.


Jameson and Clan Campbell
average annual growth
from 1997 to 2001
Jameson +6%
Clan Campbell +8%
(million cases)
Jameson
Clan Campbell
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
1997
1998
1999
2000
2001

Pernod Ricard

PROGRESSION IN 2001

Although Chivas Regal is the new leader in Pernod Ricard's whisky portfolio, with 3.0 million-cases, other brands showed sterling performances in 2001. Clan Campbell scotch (+10%), Aberlour malt (+6%) and Jameson Irish whiskey (+9%) turned in some of the best performances in their sector, with continued growth during the year.


GLEN GRANT
ROYAL STAG
100 PIPERS
PADDY
Royal Canadian


CHIVAS REGAL
FOUNDED 1801
AGED 12 YEARS
PREMIUM
SCOTCH
WHISKY
70cl e
700 ml


Seagram's
Extra Dry
Gin
LARIOS
DRY GIN
VIUDA DE ROMERO


Larios
(million cases)
2
1
1997
2001

Pernod Ricard

2002: No.2 IN GIN & No.5 IN PREMIUM VODKA

With powerful brands like Seagram's Gin (the leader in the US market), Larios and Wyborowa on board, Pernod Ricard has moved into a new position of strength in the white spirits category: No.2 worldwide in gin and No.5 in premium vodka. Larios continues to expand its markets and has established a solid position in France and Italy. It is now the No.1 gin in Continental Europe.


ALTAI
VIUDA DE ROMERO

A clear success

The white spirits sector assume second place in Pernod Ricard's portfolio, with 8.5 million cases, representing 19% of its business.

Vodka: Wyborowa, a worldwide strategic priority

Premium vodka brands account for 36 million cases in this 390 million-case market. They are now expanding – beyond their traditional bases in Russia and Europe to penetrate the rest of the world.

With Wyborowa, the premium Polish *wodka* known as "The Queen of Polish *Wodkas*", Pernod Ricard is at clear advantage. Aromatic and smooth, it consistently wins blind tastings. It is especially popular in Germany, Italy, Switzerland, Canada and Mexico. Pernod Ricard also distributes the bison-grass Zubrowka *wodka* in Europe (except Russia and Poland), which is the second largest Polish brand.

The Group's premium Siberian vodka brand, Altaï, sells well in both the huge Russian market and on export markets, and Huzzar has a strong position on the Irish market. New entries to the portfolio, acquired from Seagram, include Orloff, one of the leaders in Brazil.

Gin: a springboard for the Group

With two famous "million-case" brands in its portfolio – Seagram's Gin and Larios – Pernod Ricard moved up to second place in the international gin market following the Seagram acquisition. This is an important market with worldwide consumption of 60 million cases per year, which 18 million cases are premium brands.

Seagram's Gin, produced in Indiana, will provide a powerful springboard for Pernod Ricard's presence in North America. The brand is the top-ranked gin on this market, with a market share of 26% and a volume of more than 3 million cases. The Group is ready to take advantage of the brand's strength to propel it into export markets.

Larios gin is No.1 in Continental Europe. The leading gin in Spain, it is growing rapidly in France and Italy.

Tequila: the Mexican moves north

Consumed mostly in North America (Mexico accounts for 41% of global consumption and the United States for 43%), tequila's popularity is growing in Europe. That is why Pernod Ricard enhanced its white spirits portfolio with several brands of the famous blue-agave-based alcohol; Viuda de Romero, purchased in 2000, and more recently, Olmeca, acquired from Seagram.


WÓDKA
WYBOROWA
IMPORTED
WÓDKA
WYBOROWA®
PURE RYE GRAIN
TRIPLE DISTILLED
VODKA
IMPORTED FROM POLAND
40% vol 700 ml e


PERNOD
PARIS
PASTIS
51
MINI

Traditional, Authentic and Fashionable

It is no surprise that Pernod Ricard is No.1 worldwide for aniseed-based drinks, its historical core business. The Group is not however resting on its laurels, and last year launched new brands whilst also extending the reach of tried-and-tested favourites like Ricard, Pastis 51 and Pernod.

Aniseed-based drinks are the Group's third best-selling category, representing 21% of its volume, with sales of 9.5 million cases. The leading brands Ricard and Pastis 51 are increasing their market share both in France and on export markets owing to renewed interest in traditional spirits by the younger generations. In a market that seemed to have levelled out, these two brands nevertheless showed volume growth of 5% in 2001, evidence of their newfound popularity. Both brands have impressive volumes. Ricard alone sold 6.7 million cases during the year confirming its position as the spirits market leader in France, Belgium and Luxembourg, and No.5 worldwide. Ranking second in France is Pastis 51, with sales of over 2 million cases.

Adding to its line of classics like Pernod, the most widely exported aniseed-based drink, the Group has been busy launching new brands on its domestic markets: the premium-quality Henri-Louis Pernod (popular with connoisseurs) and a new modern type of absinthe, Oxygénée from Cusenier, to cater to renewed demand for this mythic drink.

Pernod Ricard's Ouzo Mini is the leading ouzo brand in its native country, Greece, while Sambuca Ramazzotti is especially popular in Italy and Canada.


Pernod Ricard's market share in Aniseed drinks in France
50
40
30
20
10
46%
47.3%
1997
2001


SAMBUCA
RAMAZZOTTI
8

Pernod Ricard

RICARD & PASTIS 51 IN 2001

Over the past few years, Pernod Ricard has made a concerted effort to appeal to younger drinkers of aniseed-based drinks. The success of its promotional campaigns can be seen in the strong volume growth of its two leading brands, Ricard and Pastis 51, which showed increases of 5% in 2001.


RICARD
DEPUIS
RICARD
45
ANISE
100 cl
Paul Ricard
FRANCE
45% Vol.
PASTIS DE MARSEILLE



Number 3 in the world

Pernod Ricard is ranked third in the rum market worldwide, with two key brands: Havana Club, one of the world's fastest-growing rums since it became part of the Group's portfolio, and Montilla, a Brazilian rum acquired from Seagram that is the uncontested leader on its huge domestic market.


Havana Club
average annual growth
from 1997 to 2001
Havana Club +17%
(million cases)
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
1997
1998
1999
2000
2001

During the 1990s, rum sales were boosted by the surge in popularity of salsa music. Some 110 million cases were sold worldwide, including 33 million cases of premium brands. Pernod Ricard joined the party and contributed to this success with its famous Cuban rum Havana Club.

Rum sales now represent 8% of Pernod Ricard's volume and Havana Club is a true phenomenon: it has shown a 17% average annual growth over the past five years. With sales of 1.5 million cases in 2001, it is a Group priority brand. It is becoming increasingly popular in Europe (especially in Italy, where it ranks first) and in Asia, where a taste for rum is also developing. Havana Club may also find new market opportunities in Latin America where Pernod Ricard has now integrated the Seagram distribution network.

The only authentic Cuban rum sold internationally, Havana Club is produced from the highest-quality sugar cane. It is distilled and aged according to secret and unrivalled savoir-faire.

In Brazil, Montilla, is another stunning success story. The 1.9 million-case brand is produced by the Group's affiliate Seagram do Brasil, one of the businesses acquired from Seagram. It is the leading rum in Brazil, where its popularity is still increasing rapidly.



Pernod Ricard

HAVANA CLUB EXPANDS ITS RANGE

Havana Club, the only true Cuban rum, is expanding its range with the launch of two new products in 2002. Añejo Blanco white rum, aged for two years, is the perfect mixer for all cocktails, especially the refreshing Mojito, the Cuban cocktail that's sweeping the world. The premium, deep-gold Añejo Oro, aged for up to five years, will be launched in Cuba, Mexico and Spain. These two new products are set to strengthen Havana Club's positioning in the marketplace, affirm its image as a range of authentic, aged, premium Cuban rums and offer new choices to consumers of this fast-growing brand.


AGED 3 YEARS
REPUBLICA DE CUBA
RON PURO CUBANO
FUNDADA
IMPORTADO
Havana Club
AÑEJO 3 AÑOS
Producido por Corporación Cuba Ron
La Habana Cuba
London
1996
Chicago
1997
Medallas concedidas
a Havana Club
EL RON DE CUBA



The taste of success

Pernod Ricard holds the No.1 position in the worldwide bitters market, with a volume of 3 million cases. Its brands are moving out of their local strongholds and conquering new markets.


Ramazzotti
average annual growth
from 1997 to 2001
Ramazzotti +17%
(million cases)
1
0.8
0.6
0.4
0.2
1997
1998
1999
2000
2001

The Group's clear and dark bitters brands continue to grow outside of their domestic markets, primarily in Europe, led by three powerful regional brands – Ramazzotti, Becherovka and Suze – which also have strong roots in their home markets.

Amaro Ramazzotti, a dark bitter produced in Italy, continues to enjoy extraordinary success. The brand experienced impressive growth in 2001, up 17% over the previous year, making it the Group's growth leader in the spirits sector. It is increasingly popular in Central Europe, where volumes have increased six-fold over the past 10 years, with Germany alone representing half of its sales volume.

Becherovka, from the Czech Republic, is also showing strong growth potential in Central and Eastern Europe, especially Poland and Germany. Suze is a market leader in France, and is one of the best-selling spirits in the home market. The Swiss are also big fans of this gentian bitter.



Pernod Ricard

2001: ACQUISITION OF BECHEROVKA

Becherovka was created almost two hundred years ago in Carlsbad (now Karlovy Vary in the Czech Republic), through a collaboration between a local pharmacist, Josef Becher, and a visiting English doctor named Frobrig. Becher sold the newly invented digestive cordial under the name of "L'Amer Anglais de Carlsbad". Based on a mixture of herbs and spices and matured in oak barrels, the bitter liqueur was nicknamed the "13th spring" of the Carlsbad spa, which was at the time one of the most famous spas in Europe. Jan Becher, the company which produces Becherovka today, was privatised in 1999 and has gradually been acquired by Pernod Ricard. Today, the company has 300 employees, only two of whom know its secret recipe.


CASA FONDATA NEL
1815
RAMAZZOTTI
AMARO
FELSINA RAMAZZOTTI
SPECIALITÀ
DELLA DITTA
F.LLI RAMAZZOTTI
MILANO


MARTELL
RENAULT

A prestigious range

With the acquisition of the prestigious Martell Cognac, Pernod Ricard is now a world power in the cognac sector, ranking No.2.

Pernod Ricard

COGNAC IN 2001
Martell Cognac, recently acquired from Seagram, has become one of Pernod Ricard's global strategic brands.

Cognac has taken on a new strategic importance for Pernod Ricard. The 1.1 million-case Martell, which has especially strong sales in the United Kingdom, is particularly successful in Asia (China, Singapore and Malaysia). Its prestigious Cordon Bleu, recognised worldwide by connoisseurs and cognac lovers for its unique bouquet and taste, offers a real growth opportunity for Martell in the higher end of the international Cognac market.
The Group's two other brands, Renault and Bisquit, are well-established in Scandinavia and Belgium respectively.
Thanks to its Armenian brands, Pernod Ricard has become the leader on the Russian brandy market. The Group produces the Ararat, Naïri, Ani and Entir brands, with 90% of volumes being exported.
Pernod Ricard's portfolio also includes Marquis de Montesquiou armagnac, Busnel calvados, La Duchesse fruit brandies in France, Macieira in Portugal and 1866 in Spain.



Other spirits & RTD's | Spirits & Wine


Soho
WILD TURKEY

A strong sector

Pernod Ricard

RTD'S
With the integration of Seagram's coolers, Pernod Ricard is making a strong entry in the RTD's market (low-alcohol drinks) in North America.

This diverse sector represents a sales volume of over 4 million cases. Liqueurs are an especially strong segment, with international sales taking off rapidly. One example is the lychee-flavoured liqueur known as Soho in France and Dita in Japan, which is showing double-digit growth rates in both countries.
Pernod Ricard's range of RTD's (single serve, low alcohol, ready-to-drink beverages) has been considerably strengthened by the acquisition of Seagram's Coolers in the USA and Canada, representing 9.5 million cases in volume and one of the leading brands in this dynamic sector. Also of note are the stunning success of Wild Turkey Mixers in Australia, which grew 53% to 340,000 cases in 2001, more than double the growth rate of the total RTD's market, and the test launch of a Ricard RTD (7.5% alcohol, 250 ml bottle) in France.


MARTELL
FONDÉE EN 1715
CORDON BLEU
OLD CLASSIC COGNAC
70cle
40%vol
MARTELL & Co. COGNAC
ELEVE ET MIS EN BOUTEILLE A COGNAC FRANCE
APPELLATION COGNAC CONTROLEE



From strength to strength in the New World

With a volume of more than 17 million cases, Pernod Ricard's wine range includes Old and New World wines, both still and sparkling wines. Pernod Ricard has made a long-term commitment to this segment and in particular to New World wines, which are experiencing significant growth in many export markets. The Group also sells wine-based aperitifs and sweet natural wines.



Jacob's Creek
average annual growth
from 1997 to 2001
Jacob's Creek +24%
(million cases)
6
5
4
3
2
1
1997
1998
1999
2000
2001

Jacob's Creek, produced in Australia, remains the undisputed star in the wine portfolio, with sales of over 5.3 million cases in 2001. Jacob's Creek is the best-selling bottled wine brand in its home country and Australia's No.1 wine brand on the international market. Jacob's Creek is the leader in the UK and is one of the fastest growing imported wine brands in the United States.

Among the other brands in Pernod Ricard's Wines of the World range are Wyndham Estate from Australia, Etchart from Argentina and Long Mountain from South Africa.

Adding to the international flavour of the Group's wine portfolio are such brands as Palacio de la Vega from Spain and Tamada, Old Tbilissi and Caucasus Valley from Georgia. Pernod Ricard also exports the French-produced brands Alexis Lichine and Cruse.



Pernod Ricard

JACOB'S CREEK IN 2001

The Australian wine brand Jacob's Creek continued its spectacular growth, with sales increasing by 19% during the year. In the summer of 2001, it passed the 5 million cases benchmark for the first time, making it one of the top-selling wine brands in the world. Its prospects for future growth are excellent on the North American and European markets.


JACOB'S CREEK
ORLANDO
JACOB'S CREEK®
Chardonnay Pinot Noir
AUSTRALIAN QUALITY SPARKLING WINE
ORLANDO WINES
Named after Jacob's Creek, site of Johann Gramp's first vineyard in the Barossa Valley
ESTABLISHED 1847





Non-core activities: Disposals well underway

To finance the Seagram acquisition, the Group decided to sell its non-core activities.

In 2001, Fruit processing operations generated sales of € 1.22 billion, a decrease of 10%, due mainly to the completed disposals.

BWG (wholesale distribution), achieved net sales of € 1.41 billion in 2001, up +12%.

Net profits were down due mainly to the banning of tobacco excise duty stock profits in the UK and a trend to lower margin sales in the UK.


Fruit processing sector development:
consolidated sales
(in Euro million)
Organic growth -0.1%
1,500
1,000
500
1,360
1,224
-10%
2000
2001


Distribution sector development (BWG):
consolidated sales
(in Euro million)
Organic growth +11.3%
1,500
1,000
500
1,263
1,414
+12%
2000
2001


Fruit processing sector development:
operating profit
(in Euro million)
Organic growth +0.4%
75
50
25
75
68
-9%
2000
2001


Distribution sector development (BWG):
operating profit
(in Euro million)
Organic growth -14.1%
75
50
25
45
39
-13.8%
2000
2001





People power

The year 2001 was marked by major workforce changes resulting from the disposal of several subsidiaries (Orangina-Pampryl, Yoo-Hoo, Italcanditi and San Giorgio Flavors) and the creation of Wyborowa SA. At the end of the year, Pernod Ricard had 13,000 employees (compared with 14,000 the previous year), one-third of them women. More than 70% of the workforce is located outside of France and 26% outside of Europe. Nearly 3 out of every 10 employees are on the sales team, which grew by 13% during the year. Further changes will follow in 2002, as the Group has integrated 3,600 Seagram employees, many of them sales representatives, and because the non-strategic activities to be disposed of employed over one-third of the 2001 workforce.

Since its foundation in 1975, Pernod Ricard has always considered its greatest asset to be the men and women around the world who have built its success and created added value for its activities. They share the same values: a spirit of initiative, responsibility, a determination to win and conviviality. They also have a true commitment to the "responsible drinking" of alcoholic beverages. Pernod Ricard is enriched by their cultural diversity and is determined to preserve it.

Incentives: stock-options and profit-sharing

Everywhere in the world, the Group encourages its subsidiaries to establish policies that motivate their employees and provide incentives for good performance. In the Spirits and Wine sector, most employees have variable element of remuneration which depends on their personal performance and/or that of the company.

In the same spirit, the Group has set up a stock-option programme for the management of the Group's 59 companies, directly linking their salaries with the performance of the companies they manage and to the creation of shareholder value. Altogether, 461 members of management have benefited from stock-options based on the 2001 financial results.

THE PERNOD RICARD
EUROPEAN COMMITTEE



In 2001, Pernod Ricard organised a training session for the members of its European Committee. The aim was to explain their roles to the representatives of social partners and to familiarise committee members with the various national systems for representing workers. A brochure on the European Committee's organisation and operations was distributed throughout the Group.

THE PERNOD RICARD
TRAINING CENTRE (CFPR)

Each of the Group's companies has training programmes for its employees. Pernod Ricard also has a training centre, which holds dozens of training sessions for hundreds of international managers every year. With the new courses created in 2001, the training centre hopes to make the Group and its environment better understood and to communicate to its new managers its position on quality, safety and the environment. In 2001, 8 out of 10 trainees were European, but the number of trainees from abroad continues to grow.

Length of employment: a strong attachment commitment to the Group

Pernod Ricard creates strong bonds between the Group and its employees, and, as a result, the Group has one of the lowest turnover rates in the business, with an average length of employment of over 10 years (15 years in France). The average age of the Group's employees in 2001 was 39. This figure is expected to decrease in 2002 with the integration of Seagram employees and the increase in the number of sales people.

Seagram: a smooth integration

Since the beginning of 2002, Pernod Ricard has successfully integrated 3,600 Seagram employees, including all those from Chivas, Martell, Seagram do Brasil and Seagram India. The Group has retained a total of 35% of the Seagram workforce in North and South America, 47% in Asia-Pacific, and 38% in Europe and Africa. It has agreed to maintain the salaries and benefits of Seagram personnel and Seagram retirement programmes will also continue.

The employees who were not retained by Pernod Ricard or Diageo were entitled to redundancy packages based on Seagram's policies. The Group has set up a job placement service for these employees and has ensured that they are given top priority for vacancies that arise.

Wyborowa: privatisation bonuses

In 2001, Pernod Ricard formed a new company in Poland, Wyborowa SA, made up of the recently privatised *wodka* distillery acquired by the Group, the export company Agros Trading, and the former distribution subsidiary for Pernod Ricard's imported brands. The distillery employees received shares in Wyborowa SA, a privatisation bonus and guaranteed employment for several years.

Orangina, Sias-Mpa: protecting employees' advantages

Pernod Ricard negotiated strong employment guarantees for the employees of Orangina and Sias-Mpa, similar to those the Group offered to staff at the companies it purchased. A relocation package is provided to assist employees who will have to move for their new jobs. The French workers' councils of the two companies unanimously approved the disposals.

Geographical breakdown


France
Europe (excluding France)
North America
Central America
Asia-Pacific
real 2001 *
12%
4%
10%
28%
46%
pro-forma 2002 **
15%
30%
7%
10%
38%

* all sectors ** Spirits & Wine

Breakdown by function


Production
Distribution and logistics
Sales*
Head Office and other
7,000
6,000
5,000
4,000
3,000
2,000
1,000
00 01 02
00 01 02
00 01 02
00 01 02

* In 1999 and 2000, the sales function included sales and administration. In 2001, it includes only sales

Average age: 39 years and 4 months old


500
400
300
200
100
- 20 years 20 years 22 years 24 years 26 years 28 years 30 years 32 years 34 years 36 years 38 years 40 years 42 years 44 years 46 years 48 years 50 years 52 years 54 years 56 years 58 years 60 years 62 years 64 years 66 years

Accident frequency

(number of accidents with leave)

(1,000,000 hours worked)


40
35
30
25
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Accident severity

(number of days lost)

(1,000 hours worked)


0.9
0.8
0.7
0.6
0.5
0.4
1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001





Environmental risk management

Quality and safety go hand in hand with environmental protection at Pernod Ricard's sophisticated production facilities around the world, but the Group is not resting on its laurels as it continually seeks to improve its performance.

For Pernod Ricard, concern about the environment is not an isolated issue but an integral part of its approach to doing business. The Group's activities are regulated by the "QSE" (quality, safety, environment) concept, which takes these three factors into account in every aspect of the supply and *distribution chains.*

In Pernod Ricard's line of business, the health of the consumer takes top priority, along with the safety of employees and environmental protection.

Tracing the product

For the past 10 years, Pernod Ricard has been using the life cycle analysis technique to determine the impact of its products, from plant materials (free of genetically modified organisms) to packaging materials. The technique allows every stage in the production of a product to be traced from the moment it left the warehouse all the way back to the farm.

Now that the Group is concentrating on its core business, spirits and wine, 85% of its packaging consists of glass, which is chemically inert and recyclable.

Most of the Group's coloured bottles are made from a concentration of 60% recycled glass (the target is 80%) and every box contains around 40% recycled cardboard. Pernod Ricard, along with other industrial groups, also helps finance recycling organizations.

In addition, the Group has developed and patented techniques for making bottles/containers with chemically inert plastics.

Pilot sites

In 2001, Pernod Ricard set up a team of risk managers responsible for the prevention and management of industrial risks on each production site. Aided by a body of independent auditors, they inspect each facility annually and, based on the potential problems detected, deduce the risk level and take steps to reduce its probability to as close to zero as possible. Each site is continually upgraded to meet increasingly stringent standards. In 2001, the Ricard site received international certification for all three

Pernod Ricard

PREVENTING ALCOHOL MISUSE

Enjoying our products in a convivial and responsible way.

In marketing its alcoholic beverages, Pernod Ricard promotes the moderate consumption of these products. Since it was founded, the Group has taken its responsibility towards the public very seriously and has made a commitment to studying the potential risks associated with drinking alcoholic beverages.

The Group's quality spirits and wine are meant to be consumed in moderation in convivial, appropriate situations.

In countries around the world, Pernod Ricard contributes to the fight against the abuse of alcohol with its social consequences and invests in research on the social effects of alcohol. It is a member of The Portman Group in the UK, Alcohol y Sociedad in Spain, Entreprise & Prévention in France and the Century Council in the US, to name just a few examples. These groups, in partnership with public health authorities, concentrate primarily on promoting responsible drinking and discouraging excessive drinking and alcohol misuse. Many of these programs are aimed at young adults.

In 2002, the Group became involved in anti-drinking-and-driving education campaigns aimed especially at young adults. In Europe, Pernod Ricard is a founding member of the Amsterdam Group, which focuses on internal industry regulation and professional ethics in advertising and co-ordinates social initiatives against excessive drinking in the EU's member states.

The Group was also a founding member, in France, of the Institut de Recherche et d'Etudes sur les Boissons (Ireb), which initiates research in the bio-medical and social sciences in order to improve understanding of the causes of alcoholism. The Ireb is a leading authority on the subject.

criteria: quality (ISO 9001), safety (British 8800 standard) and the environment (ISO 14001). By the end of 2002, the Orlando Wyndham site in Australia should also have all three certifications. Such strategic sites are serving as pilots for the Group, with the goal of bringing all of its nearly 70 core industrial sites up to the same standards as soon as possible.

Pure as water

Water purity is naturally a major concern of the Group, which uses sophisticated filtering techniques to ensure the highest quality possible for production. Similar techniques are used for waste water treatment. At many of the Group's sites, the water returned to a river is of superior quality to the water extracted from it in the first place. At some sites, such as Orlando Wyndham, clean wastewater is used not only to irrigate vines but also to water trees on the property, creating a lush, green park around the factory.

Transparency is also part of Pernod Ricard's environmental policy. Most of its sites can be visited by the public, and many, such as the handsome Bushmills distillery, the oldest in the world, are popular tourist attractions with thousands of visitors every year.

Pernod Ricard's employees are aware of the industrial issues involved and are in full agreement with the Group's approach, the goal of which is to provide the consumer with top quality products and employees with excellent working conditions while doing everything possible to protect the environment.

Performance surpassing all expectations

2001 was an historic year for Pernod Ricard, now an international player following the acquisition of the Seagram Spirits and Wine activities. The 18.4% increase in the value of the Pernod Ricard share price in 2001 reflects a remarkable revaluation by the markets. Since the transaction was announced on December 19, 2000, the Group's share price has increased by nearly 40% and outperformed the market by almost 80%.

In an unfavourable economic climate characterised by a worldwide slowdown, food and spirits and wine stocks have been seen as a defensive sector and have benefited from sustained consumption levels.

Once agreement for the purchase of the Seagram Spirits and Wine business had been reached, each ensuing announcement confirming approval from European, Canadian and US regulatory authorities had a positive impact on the share price. It also continued to increase, following the disposal of non-strategic activities, beginning with the sale of Orangina-Pampryl. The Group's significant growth in Eastern Europe (Poland and the Czech Republic) and the announcement of good financial and commercial results also played an important role in this upward movement.

A clearly defined non-strategic asset disposal program

The share began the year at €73.5 and was heavily traded during the first week, as international buyers recognised its excellent growth potential. Net sales figures for 2000 were perfectly in line with market expectations and confirmed the excellent durability of the Spirits and Wine sector, especially outside France.

In February, Pernod Ricard announced that Italcanditi (a fruit-processing concern) had been sold and that BWG (a distribution company in Ireland and Great Britain) was on the market: the moves confirming implementation of the disposals of non-strategic activities. While the economic climate continued to deteriorate, the share also benefited from its clear defensive qualities and proved resistant in a market showing a strong downturn. Despite satisfactory financial results in 2000, announced on March 15, analysts were disappointed by the delays in obtaining the regulatory approvals for the Seagram acquisition. The long wait made some investors impatient, and the stock (+3%, at €78,15) did not perform as well as the index (+8.9%) in April.

The European Commission approves the acquisition

May was a good month for the Pernod Ricard share, which ended the month at € 81. Sales volumes increased once again and a forecast of 10% growth in 2001 and excellent net sales during the first quarter were announced at the Annual General Meeting. On May 8, the European Commission approved the acquisition of Seagram Spirits and Wine businesses, an important milestone in the purchase process. The share price continued to rise in June with the approach of an agreement for the disposal of Orangina-Pampryl/Yoo-Hoo. Following this announcement, analysts revised their buying recommendations and raised their price objectives again. Pernod Ricard shares rose by 12.7% (to €82.8) during the first half of the year (January–June), in a market that had dropped by 11.8%. Investors' fears of a downturn in the North American market led to a high degree of caution in the Spirits and Wine sector in July. These worries only had a marginal effect on the Pernod Ricard share price, however, which rose significantly in the first half of August, rising to € 88.95 (the highest price of the year, reached on August 9), while the publication of net sales figures for the first half of the year confirmed the excellent performance of the leading brands and the acceleration of organic growth.

The food-processing sector resisted the general downturn in the markets following the terrorist attacks in the United States on September 11. The Pernod Ricard share price dropped by just 4.4% (to €80.25), while the Index lost over 13% of its value. The financial results published on September 19 were well received, but analysts remained concerned about the possible effects of recent events on consumption in the United States.

The share did not perform as well as the market in October, dropping by 3%, while the market was up by 6.4% having regained ground lost after September 11, which many judged to have been excessive. At the end of the month, the US Federal Trade Commission (FTC), whose approval was required for the completion (with Diageo) of the Seagram acquisition, announced that approval would not be given without changes to Diageo's rum portfolio in the United States.

Seagram: final approval from the US regulatory authorities

Following the Nasdaq's lead, the market continued to recover in November, and Pernod Ricard once again broke the € 80 barrier, closing the month at € 82.5. There was some disappointment when third-quarter net sales figures turned out to be below expectations and not up to the level of the excellent figures for the first half, resulting in a drop in share price. Analysts' attention was however fully focussed on the Seagram deal and they were convinced that a solution could be found to satisfy the FTC. Pernod Ricard confirmed the acquisition of Wyborowa *wodka* distribution in the UK and Ireland, as well as the definitive acquisition of Becherovka in the Czech Republic, making the Group the world's leading producer of bitters.

The strong recovery of the share price beginning in the last 10 days of September was followed by a drop in market optimism. Hopes for a major upturn swing faded in the first days of December. Pernod Ricard shares were aided, however, by the anticipation of a positive outcome with the FTC, which finally gave its conditional approval on December 19, 2001. The acquisition of Seagram Spirits and Wine activities was completed on December 21.

The shares ended the year at €87, an overall increase of 18.4% in 2001, compared with a 22% drop in the CAC 40.


Pernod Ricard vs. Spirits & Wine
(100 at 12/31/1999)
Pernod Ricard
Allied Domecq
Diageo
Brown Forman
140
120
100
80
31D 1999
J 2000
F
M
A
M
J
J
A
S
O
N
D
J 2001
F
M

Volumes and share prices over 18 months at the Paris Bourse

(source: Euronext Paris S.A.)

	Volumes (000)	Volumes (capital / in million euros)	Average price	high	low	End of month share price
October 2000	2,283	126	55,03	58.30	51.20	54.00
November 2000	3,083	179	58,07	65.10	52.70	64.30
December 2000	5,795	378	65.26	74.50	59.00	73.50
January 2001	6,293	476	75.71	80.00	71.60	79.00
February 2001	3,458	259	74.99	79.00	72.10	75.00
March 2001	2,858	215	75.30	80.75	67.20	75.85
April 2001	2,548	193	75.68	78.30	72.15	78.15
May 2001	3,919	305	77.70	81.20	73.75	81.00
June 2001	3,881	321	82.73	85.00	79.45	82.80
July 2001	2,679	220	82.05	84.90	77.30	83.00
August 2001	5,337	458	85.80	88.95	82.40	83.95
September 2001	4,029	317	78.72	87.40	67.50	80.25
October 2001	3,630	287	79.12	84,00	72.10	77.75
November 2001	3,994	311	77.90	83.60	71.30	82.50
December 2001	3,056	255	83.54	88.90	80.00	87.00
January 2002	5,869	499	84.04	86.10	84.60	85.50
February 2002	7,826	683	87.32	90.25	83.00	90.00
March 2002	3,633	328	90.35	93.50	87.05	91.50

Pernod Ricard

Financial report 2001
Ordinary and extraordinary shareholders' meeting
May 31, 2002 for the 2001 fiscal year

Pernod Ricard

Limited company with capital of 174 798 646 €

Head office: 142, bd Haussmann, 75008 Paris / Tel.: 01.40.76.77.78 - Fax: 01.42.25.95.66

R.C.S. Paris B 582 041 943 (58B4194)

BOARD OF DIRECTORS

	Mandate since	until (1)	Number of shares held at 12/31/2001
Chairman and Chief Executive Officer			
Mr. Patrick Ricard (2)	06.15.1978	2003	506,901
Vice Chairman			
Mr. Thierry Jacquillat (2)	05.10.1989	2003	26,068
Directors			
Ms			
Françoise Hémard (2)	06.09.1983	2001	54,677
Danièle Ricard (2)(5)	06.16.1969	2004	60,164
Messrs.			
Jean-Claude Beton (2)	06.11.1987	2004	19,180
Jean-Dominique Comolli (2)(3)	05.06.1997	2002	51
Jean-René Fourtou (2)(3)	05.06.1997	2002	350
François Gérard (2)	12.10.1974	2005	32,500
Rafaël Gonzalez Gallarza (2)(4)	07.17.1997	2001	50
Gérard Théry (2)(3)	05.04.1999	2004	100
Société Paul Ricard			
Permanent representative:			
Mrs Béatrice Baudinet (2)(6)	06.09.1983	2002	6,498,373

The Board of Directors held 6 meetings during 2001.

GENERAL MANAGEMENT

Chairman and Chief Executive Officer

Mr. Patrick Ricard	06.15.1978
Directors General	
Mr. Richard Burrows (2)	05.02.2000
Mr. Pierre Pringuet (2)	05.02.2000

(1) Mandate renewed for a term of office that will expire at the end of the shareholders' meeting that examines the accounts of above mentionned fiscal year.
(2) Details of mandates held by Directors of Pernod Ricard in other companies are listed in the section "General information concerning the Company and its capital".
(3) Independent Company Director according to the definition given in the report of the Committee on Corporate Governance chaired by Mr Marc Vienot in 1995 and 1999.
(4) Mr. Rafaël Gonzalez Gallarza is Chairman of PR LARIOS.
(5) Mrs. Danièle Ricard is Chairman and Chief Executive Officer of S.A. PAUL RICARD.
(6) Mrs. Béatrice Baudinet is Director General of S.A. PAUL RICARD.

STRATEGIC COMMITTEE

Chairman
Mr. Patrick Ricard
Members
Mrs Danièle Ricard
Mr. François Gérard
Mr. Rafaël Gonzalez Gallarza
Mr. Thierry Jacquillat

The Strategic Committee held 7 meetings during 2001.

Its task consists in the main of preparing strategic decisions which are submitted for approval to the Board of Directors. It is also kept informed of the corporate affairs of the Group from a financial and business point of view.

REMUNERATION COMMITTEE

Chairman
Mr. Jean-René Fourtou
Members
Mrs Danièle Ricard
Mr. Jean-Claude Beton

The Remuneration Committee was created on February 28, 2000. It meets twice a year and delivers a written report and presentation to the Board or Directors. It met on 2 occasions in 2001.

It is charged with:
- Examining the remuneration of the principal Company Directors (Chairman and Directors General of the holding company and of the principal subsidiaries of the Group),
- Carrying out studies on the remuneration policy applicable to principal senior executives (fixed and variable remuneration and stock options),
- Determining future policy with regard to stock options,
- Examining annual proposals for the allocation of stock options (attribution criteria, methods and overall amount).

AUDIT COMMITTEE

Chairman
Mr. Thierry Jacquillat
Members
Mr. Jean-Dominique Comolli
Mr. Gérard Théry

The Audit Committee was created on January 29, 2002.

Its task: the main task of the Committee as defined in the report of the Committee on Corporate Governance chaired by Mr Vienot in 1995 and 1999 is:
- to ensure the relevance and permanence of accounting principles employed;
- to verify that internal procedures concerning the collection and control of information facilitates this task.

It also has responsibilities:
- in the choice of accounting principles applicable;
- in controlling the independence of the statutory auditors;
- in monitoring the integration of Seagram's wine and spirits business acquired by Pernod Ricard.

The Committee reports to the Board of Directors on the work it has carried out and, to simplify its task, refers to the Board any aspects which require decisions.

Vice President, Communication: Alain-Serge Delaitte
142, boulevard Haussmann - 75379 Paris Cedex 08
Telephone: 33 (0)1 40 76 77 12
Fax: 33 (0)1 45 62 59 40
E-mail: corporatecommunications@pernod-ricard.fr

Management report

In accordance with the applicable legal provisions and our by-laws, we have convened this Annual General Shareholders' Meeting to report to you on the activity of your Company and its subsidiaries during the year 2001, and to submit for your approval the financial statements of the individual companies and the consolidated financial statements, for the year ending December 31, 2001.

The key event of the year 2001 for PERNOD RICARD was the finalization on December 21, 2001 of the acquisition, in partnership with DIAGEO, of SEAGRAM's entire wine and spirits business, following approval from the various competition (particularly North American) authorities involved.

This critical stage of refocusing the activities of PERNOD RICARD on its core business of Spirits and Wine has resulted in the integration in its portfolio of certain renowned high potential international brands, such as Chivas Regal and Royal Salute premium scotch whiskies, The Glenlivet and Glen Grant malts, Martell cognac, Seagram's gin, and a large number of local brands and networks throughout the world.

Brands owned and marketed by PERNOD RICARD now account for an annual volume of around 46 million cases of spirits, supplemented by some 17 million cases of New World wines, enabling the Group to become one of the sector's top three global operators.

PERNOD RICARD, THE THIRD-LARGEST GLOBAL OPERATOR

Since its creation, PERNOD RICARD has demonstrated its expertise in both the successful integration and development of new brands, both global (e.g. Jameson, Havana Club, Jacob's Creek...) as well as regional (Larios, Clan Campbell, Ramazzotti...), and in distribution networks.

The SEAGRAM merger has considerably strengthened the Group's presence in all continents and thereby helped it to reach critical mass on a global scale and participate as a major player in the sector due to its well-balanced range.

PERNOD RICARD, already the leader in the eurozone, is now ranked second in Asia and Central and South America, and sixth in North America. It is also second in the Duty Free sector.

The whisky segment, at 13 million cases, is PERNOD RICARD's largest business. It covers a full range, with 3 brands each selling over one million cases: Chivas Regal (the benchmark for "de luxe" scotch), one of the few genuinely global brands in the Spirits sector, Jameson (leader in Irish whiskeys), and Clan Campbell (scotch leader in France).

In the White Spirits category, 10.5 million cases, the Group owns 3 million-case brands: Larios gins (No. 1 in Continental Europe), Seagram's Gin (No. 1 in the USA), and the Polish "*wodka*", Wyborowa.

In its traditional sector of aniseeds, the Group was already the world leader with 9.5 million cases, principally via the brands of Ricard (ranked 5th in the world), Pastis 51, Pernod, Ouzo Mini and Sambuca Ramazzotti.

In the rum sector, in addition to the fast-growing Cuban brand Havana Club, the Group owns a second million-case brand in Montilla, the uncontested leader on the Brazilian market.

PERNOD RICARD is also world leader in bitters, largely through the Becherovka, Ramazzotti and Suze brands.

The acquisition of Martell propels PERNOD RICARD to second place on the cognac market, thanks in particular to Martell, Renault, Bisquit Brands. Martell is a particularly prestigious brand with a strong presence in the UK and South East Asia.

The introduction of the Seagram brands to PERNOD RICARD's distribution network will create a powerful leverage effect for the Group's entire portfolio, enabling it to conquer new market shares in its core business with a portfolio that contains no less than 11 of the top 100 brands as classified by Impact International.

Financing the transaction and sale of assets

Seagram was acquired from VIVENDI UNIVERSAL for 8.15 billion US dollars, of which 3.2 billion US dollars was funded from PERNOD RICARD's on a zero debt basis.

In order to finance this acquisition and refinance its existing debt, PERNOD RICARD subscribed to a syndicated loan of nearly 5 billion euros, including some 3.5 billion euros of senior debt. As planned, under this financing arrangement, PERNOD RICARD issued a convertible bonds program for 488 million euros at the start of 2002 on favourable terms.

In addition, the time required for approval from the competition authorities enabled PERNOD RICARD, with Diageo, to prepare for the quick sale of some of Seagram's non-strategic activities such as Four Roses bourbon, Sandeman port, Mumm Sekt and the Oddbins distribution chain in the UK, and to commence or complete the sale of some of its own assets that did not form part of its core business.

Total sales of Seagram assets amounted to 414 million dollars at April 15, of which 39.1% are attributable to PERNOD RICARD.

As regards its own non-strategic assets, on October 31, 2001, PERNOD RICARD sold its soft drinks business for 700 million euros plus an 18 million euros indemnity to offset certain fiscal costs associated with the arrangement.

The non-strategic assets sold included Orangina, Pampryl, and Yoo-Hoo brands and directly associated activities in Continental Europe, North America and Australia.

In addition, under a separate agreement, PERNOD RICARD transferred a sale option to Cadbury Schweppes for its soft drinks activities on other markets for a supplementary sum of 35 million euros.

PERNOD RICARD also sold the Italian company San Giorgio Flavors for 35 million euros, having already disposed of its stake in Italcanditi at the start of the year, thereby initiating the sale process for SIAS.

The expected sales price of the entire SIAS-MPA group amounts to around 170 million euros (including debt and minority interests).

In addition, a maximum amount of 25 million euros may be added to the sales price payable to PERNOD RICARD in the event that Butler Capital Partners makes in future a capital gain on resale of its interest. SIAS-MPA employee representatives have approved the deal which remains subject to approval from various competition authorities.

In addition, the treasury shares held by PERNOD RICARD at the end of 2000, which had been acquired in connection with various approved stock option programs, were sold, generating nearly 117 million euros in cash net of tax.

Finally, the BWG sales process is underway and is due to be completed during the year.

At December 31, 2001, net debt after the acquisition of Seagram assets amounted to 3,695 million euros.

THE YEAR 2001

The world's major economies (USA, Germany, Japan) witnessed a recession in 2001 and global GDP growth dropped from 4.6% in 2000 to around 2% in 2001. The slowdown was further exacerbated by the events of September 11. However, the rapid resolution of the crisis should help confidence return and generate recovery.

In an economic climate of restrained inflation, finance rates have continued to decrease favourably. To offset the slowdown in activity, the US Federal Reserve and, to a lesser extent, the ECB, have reduced interest rates significantly.

As regards exchange rates, the US dollar was up +3.2% on average in relation to the euro, while the pound sterling and Australian dollar were down –2.0% and –8.2% respectively.

Markets and business performance

Spirits and Wine:

The world market for Spirits and Wine grew slightly in 2001, despite the end-of-year slowdown following the events of September 11 and the simultaneous reduction of Duty Free in Europe.

The scotch de luxe and malt segments are growing, and cognac is showing a positive trend in North America and Asia. The white spirits segment is expanding with the impact of vodkas and rums.

The relative proportion of Spirits and Wine, its core business, in the Group's total consolidated sales rose from 40.2% in 2000 to 42.1% in 2001; in absolute terms, up +9.0% to 1,918 million euros, of which +8.2% was due to organic growth on a like-for-like basis.

The Group's strategic brands continued to develop at a steady pace. The ten principal brands recorded a higher rate of growth in volume, up +9% over 2000 compared to +6% over the previous year, broken down as follows:

	Increase (decrease) 2001/2000	Volumes 2001 (in millions of cases)
Jacob's Creek	19%	5.3
Amaro Ramazzotti	17%	0.9
Havana Club	13%	1.5
Clan Campbell	10%	1.6
Jameson	9%	1.4
Ricard	5%	6.7
Pastis 51	5%	2.1
Bushmill's	3%	0.4
Larios	2%	2.2
Wild Turkey	(3%)	0.8

This dynamic position has enabled PERNOD RICARD to post one of the best organic growth in the sector with its key traditional brands.

From a geographical point of view, the division's sales have increased in all regions:

- +7% in France - organic growth also up 7% - due to Ricard and Pastis 51, the whisky range, Soho liquor, and the vodkas Wyborowa and Zubrowka; France accounts for 28.5% of the Group's Spirits and Wine business;

- +14.6% in Europe excluding France - organic growth up +11.1% - accounting for 45.5% of the division's sales due largely to increases in Havana Club, Jameson, Ramazzotti and Jacob's Creek,

- +2.3% in the rest of the world - organic growth up +4.9% - due to strong performances from Jameson, Bushmill's and Jacob's Creek, especially in the USA and Australia, but the positive impact was hampered by reduced Duty Free volumes in Asia post September 11.

Distribution:

The Distribution business, which is due to be sold, continues to grow. In a more difficult economic context, especially following the foot-and-mouth epidemic in the UK, sales were up +12.0% in 2001 at 1,414 million euros, largely the result of organic growth (+11.3%).

Processed Fruits:

The scope of the Processed Fruits sector was significantly reduced following the disposal in the first half of Italcanditi and San Giorgio Flavors, some of the non-strategic activities of Agros and especially of Orangina-Pampryl and Yoo-Hoo on October 31, 2001.

In terms of volume, the Cider business was up marginally over 2000 while the Grape business surged ahead (+16%).

Fruit preparations showed net growth of 1%: while suffering from a slight downturn in volumes in Western Europe, this was more than offset by good performance in the rest of the world, especially on the American continent.

2001 sales in the sector totalled 1,224 million euros, down –10.0% on 2000, but stable (–0.1%) excluding currency or consolidation effects.

Financial results

Group sales totalled 4,555 million euros in 2001, up +4.0% over 2000.

In view of the effective date for the acquisition of Seagram, December 21, 2001, and its marginal activity in the short time between that date and the year-end, income and expenditure from this business, amounting to a net expense after tax of 4 million euros, have been reclassified under exceptional income and expenditure.

Operating profit jumped +11.4% to 411 million euros, including organic growth, excluding currency effects and changes in scope of consolidation, of +14%.

Net income came to 358.2 million euros, up nearly 84% over 2000, resulting partly from the significant improvement in pre-tax profit and partly from the capital gain generated on the sale of Orangina-Pampryl and Yoo-Hoo reduced by exceptional restructuring charges primarily associated with the programs for the disposal of non-strategic assets.

Excluding non-recurring transactions (+100 million euros after tax), net income was up around 32% to approximately 258 million euros.

These good results confirm that the Group's strategy of refocusing on its core business, Spirits and Wine, the Group's primary generator of profits, is a strong value-creator.

In 2001, apart from the previously mentioned acquisition of part of Seagram's wine and spirits division, the Group also pursued other acquisitions as follows:

- finalizing the takeover of Agros in Poland,
- acquisition of Polish-based "Wyborowa S.A.", (Wyborowa, Premium and Lodowa vodkas), a company around which the Spirits and Wine business has been restructured in Poland,
- completing the privatization process commenced in 1997 of "Jan Becher" in the Czech Republic (Becherovka brand),
- acquisition of "Casa dels Licors" in Andorra to complete the distribution network.

Analysis of the consolidated income statement

Net 2001 sales excluding taxes and duties totalled 4,555 million euros, up +4.0% over 2000. On a like-for-like basis excluding currency effects (down –0.2%) and scope of consolidation changes (down –2.4%), organic sales growth amounted to +6.5%.

The international share of consolidated sales continued to increase, with nearly 78% from outside France in 2001.

Spirits and Wine accounted for 42.1% of consolidated net sales and contributed 63% of the consolidated gross margin.

Consolidated gross margin totalled 2,143 million euros, up 2.6%. On a like-for-like basis, excluding currency effects and scope of consolidation changes, it increased +6.1%, i.e. comparable to organic sales growth. The slight fall in consolidated gross margin, from 47.7% in 2000 to 47.0% in 2001, is due as much to the increase in the Distribution business where margin growth is lower than the average, as to the disposals that were made in Processed Fruits. Spirits and Wine sector showed a slight increase from 70.5% in 2000 to 70.8% in 2001.

Production costs and general expenses were down –1.4% following the departure of various companies from the Group in the soft drinks and processed fruits sector. On a like-for-like basis, these costs posted limited growth at +3.0%.

Marketing and distribution expenses, which combines publicity and promotional investments, sales network and logistics expenses, were up +6.6% on a like-for-like basis, a reflection of the +10.5% increase in publicity and promotional expenditure which was mainly spent for the Group's strategic brands.

Consequently, operating profit rose +7.0% to 450.5 million euros, up from 421.1 million euros in 2000. This includes organic growth of +9.7%.

The Spirits and Wine sector generated operating profit of 344.2 million euros, accounting for more than 76% of total operating profit of the Group and includes a high organic growth rate of +15.5%.

This increase is attributable partly to Europe, including France (organic growth up +10.1%), but among all to the Rest of the World which saw very high organic growth (up +52%) in particular due to increased sales of Jacob's Creek, Jameson and Bushmill's.

This excellent performance in strategic brands has led to improved operating margins in the Spirits and Wine sector, from 17.2% in 2000 to 17.9% in 2001.

Within non-strategic activities, operating profit for the Distribution business was down –13.8% in a difficult economic climate, while Processed Fruits on a like-for-like basis posted stable operating profit (+0.4%).

The decrease in net financial charges from 52.2 to 39.5 million euros, was mainly due to a reduction in debt (sale of treasury shares, disposal of non-strategic assets), lower interest rates and an increase in Société Générale dividend income.

As a result, pre-tax profit before exceptional items for the year totalled 411 million euros, up +11.4% over 2000. Excluding currency effects and scope of consolidation changes, this includes organic growth of +14%.

Exceptional income and expenditure resulted in a gain of +220 million euros, compared with a charge of –53.5 million euros in 2000.

This figure mainly comprises the following exceptional items:

- realized capital gains on disposal of the Orangina-Pampryl, Yoo-Hoo and San Giorgio flavors businesses,
- provisions for impairment to goodwill and other risks of nearly 165 million euros related to BWG and SIAS which are being sold,
- restructuring expenses in France of some 28 million euros, provisions for risks and asset write downs linked in particular to the Cognac and Argentina businesses of nearly 61 million euros,
- earnings of the acquired Seagram business between its takeover on December 21, 2001 and the year-end, a period of marginal activity, the interest expense on the debt for this acquisition in this period and related exceptional items totaling approximately 16 million euros.

Income tax of 236 millions euros was up significantly, due partly to increased earnings and partly to exceptional charges which were disallowed for tax purposes. Excluding exceptional non-recurring items, the income tax charge would have been 27%.

Income from equity affiliates came to 0.7 million euros down from 2.1 million euros in 2000.
Goodwill amortization increased to 31.4 million euros, compared with 20.4 million euros in 2000, largely due to exceptional provisions accounting for 9 million euros.

As a result, the net income for fiscal year 2001 totalled 358.2 million euros, up nearly +84% over 2000.

This result boosted free cash flow to nearly 390 million euros, which is an improvement of 248 million euros over the previous year.

Apart from the earnings increase, several other items had a positive effect on free cash flow:

- working capital was down over 120 million euros, mainly due to an increase in tax liabilities following the disposal of Orangina (tax on the capital gain being paid in 2002)
- capital expenditure net of disposals totalled 106 million euros, down 37 million euros over 2000. This reduction is due to an increase in asset disposals while the level of gross capital expenditure remained steady.

As at December 31, 2001, 13,090 persons were employed in the PERNOD RICARD Group, of whom 9,462 were outside France (excluding Seagram and Agros, representing 3,600 and 3,700 staff respectively).

Pursuant to the authorization given by the Extraordinary General Meeting of May 3, 2001, PERNOD RICARD's Board of Directors launched two company stock option plans for senior Group executives.

The first plan involved 38,674 shares granted as purchase options on September 19, 2001 to ten beneficiaries at an average price of 78.70 euros each.

The allocation price corresponded to the average price of the Pernod Ricard share for the 20 stock market trading days preceding the Board meeting that decided upon the allocation, less a discount of around 5%.

The average purchase price of these shares was 57.81 euros per share. Transaction fees amounted to 4,471 euros.

The second plan involved 665,658 shares granted as subscription options from December 18, 2001 to 367 beneficiaries at 77 euros. This price corresponds to the average price of the Pernod Ricard share for the 20 stock market trading days preceding the Board meeting that decided upon the allocation, less a discount of around 5%.

It was also decided, with effect from February 11, 2002, to issue a new option plan giving entitlement to subscribe to 111,187 shares. The plan was granted to 84 beneficiaries at a price of 81.50 euros.

This subscription price corresponds to the average price of the Pernod Ricard share for the 20 stock market trading days preceding the Board meeting that decided upon the allocation, less a discount of around 5%.

During 2001, the number of shares cancelled or purchased by beneficiaries from stock option plans launched in 1994, 1996, 1997, 1999, January 2000 and December 2000 was 206,515, 107,210, 9,548, 11,064, 6,063 and 637 respectively.

No option has been exercised under the September 2000 plan or the schemes set up in 2001.

Risk Factors

Management of market risks:

In 2001, the management policy adopted for market risks continued to comply with previously introduced rules. The Group has deemed it essential to hedge its exposure to interest rate, exchange rate and liquidity risks by taking strong positions strictly based on short and medium forecast trading.

Management of legal risks:

Legal claims involving brands owned by Pernod Ricard:

Apart from legal issues related to the general running of its business which are not material, the following specific legal claims are in process:

"HAVANA CLUB"

The "HAVANA CLUB" global trademark, which is jointly held with a publicly-owned Cuban corporation, is facing legal claims from a competitor in the United States and Spain.

In the United States, the counterfeit action brought by the Group has been frozen during the trial in 1998 by an amendment to the law.

Following a referral from the European Union, the World Trade Organization judged this law discriminatory and therefore contrary to GATT agreements on industrial property; the United States has requested a delay, expiring in January 2003, to make its legislation comply with the WTO decision.

The same competitor is simultaneously trying to persuade the US industrial property authorities to delete this trademark, without success so far.

In Spain, a case launched in 1999 that is still outstanding relates to the ownership of this trademark and remains with no real result as of today.

"BECHEROVKA"

This brand has also been subject to counterfeiting in the Czech and Slovak Republics. A large number of cases before the civil and criminal courts in these two countries are currently pending in order to confirm the Group's claim to the "BECHEROVKA" brand and penalize the counterfeits involved.

Insurance:

Under a global insurance program it has set up, the Group has adequate insurance cover to guarantee (a) all liability from damage to goods and consequential operating losses, (b) all transport of merchandise for Group companies, (c) general liability of Group companies and their directors.

In specific areas, especially insurance for vehicle fleets, Group companies use locally written policies.

Regulatory matters:

PERNOD RICARD's production and marketing of alcoholic drinks is subject to legislation and regulations which vary from country to country.

Fully aware of its social responsibilities concerning alcohol, the Group has always been at the forefront of moves in this direction. A founding member of Entreprise & Prévention in France and of the Amsterdam Group on a European level, an active member of the Portman Group in the UK and Century Council in the US, Pernod Ricard has undertaken to develop and finance concrete action on the ground to combat alcohol abuse and to promote a responsible policy in terms of marketing.

Furthermore, the Group helped to set up the Institut de Recherches et d'Etudes sur les Boissons (IREB), which finances independent bio-medical and human science research into the causes of alcoholism. The IREB's scientific expertise on these matters is widely acknowledged.

Other:

The Group is not technically or commercially significantly dependent on other companies, nor is it subject to any specific confidentiality constraints. It has the necessary resources to carry out its business activities.

Research and Development:

The Group continued its R&D efforts in 2001, in its research laboratories and in various subsidiary projects.

It allocated a little under 1% of its consolidated annual sales to R&D. The total number of R&D employees is approximately 230. The funds and numbers of employees allocated to research and development have decreased slightly in comparison with recent years, partly due to companies leaving the Group.

Future Prospects:

PERNOD RICARD will devote the year 2002, for the most part, to refocusing on its core business of Spirits and Wine:

- integrating the brands and businesses from the Seagram acquisition,
- finalizing the disposal program for non-strategic businesses, principally SIAS, BWG and some of Seagram's assets.

The process of integrating Seagram's brands and businesses has been underway since the start of the year, as anticipated.

The operational deployment of the distribution networks was virtually complete when the takeover was finalized; the costs of strengthening our network teams, necessary for the good takeup of the brands, are in line with forecasts made in 2001.

The Group's operational organization will follow the principle of decentralization, to ensure efficiency and the ability to react quickly. Two brand holding companies have been created, Chivas Brothers and Martell, and two new regional sub-holding companies, Pernod Ricard Central and South America and Pernod Ricard South Asia.

Net Spirits and Wine sales are expected to hit approximately 3.6 billion euros in 2002, a rise of nearly 90% compared to 2001.

Net operating profit from our core business should therefore double, despite the effect of non-recurring items associated with the year of integration.

Net earnings per share excluding exceptional items and goodwill amortization should therefore rise 50% over the 1999 level, in line with the forecast made for the second year of the operation.

The main role of PERNOD RICARD, the parent company of the Group, is to handle matters of general interest and coordination in the areas of strategy, financial control of subsidiaries, external growth, marketing, development, research, human resources, and communications. In addition, PERNOD RICARD is authorized by its French subsidiaries to carry out, on their behalf, the purchase of media space.

Finally, PERNOD RICARD has transferred to some of its subsidiaries the use of brands of which it is the owner.

Operating revenues including royalties for brands belonging to PERNOD RICARD, totalled 67 million euros, up 5.6% over 2000 while operating expenses were up 9.8% to 71.5 million euros.

Given these increases, operating losses deteriorated from –1.4 million euros to –4.1 million euros.

Financial income was +112.5 million euros, up from +57.6 million euros in 2000, due to the increase in dividend income from subsidiaries.

Net result after taxes in 2001 was –74.5 million euros compared with 68.8 million euros in 2000. This loss is due to exceptional provisions associated with the takeover and restructuring of Seagram's distribution network, purchased in partnership with Diageo for approximately 198 million euros.

It is important to note that a significant portion of the capital gain arising on sale of Orangina-Pampryl is accounted for in subsidiaries' income statements and that the parent company impact consisting of dividends received will not be reflected in the Pernod Ricard income statement until 2002.

Appropriation of Net Income:

The 2001 statements are attached to this report, and we hereby submit them for your approval.

We propose that you set the dividend at 1.80 euro per share. We therefore submit to you the following income allocation:

Net loss for the year	Eur - 74,537,884.53
Retained earnings	Eur 402,654,182.33
Distributable earnings	**Eur 328,116,297.80**

Of these distributable earnings:

Allocation to the special reserve for long-term capital gains	Eur 109,880,698.00
Sum necessary to pay shareholders, as a primary dividend, a sum equal to 6% of equity, or euros 0.186 per share	Eur 10,487,918.76
Sum necessary to pay shareholders, as a supplementary dividend, at euros 1.614 per share:	Eur 91,008,069.24
Additional tax on distribution	None
The remainder allocated to retained earnings	Eur 116,739,611.80
Total amount allocated	**Eur 328,116,297.80**

At the time of payment, dividends accruing to shares held by the Company will be deducted from the total dividends and will be allocated to the "retained earnings" account.

If you approve of this appropriation plan, the overall dividend for one share will be 2.70 euros (based on a 50% tax credit).

Distributed dividend	1.80 euro
Tax already paid to the French Treasury	0.90 euro

We request that you set the date of June 11, 2002 for payment of the dividend, after deduction of the payment of an interim dividend of 0.80 euro on January 10, 2002.

In accordance with the provisions of Article 243 bis of the General Tax Code, it is stated that the amounts of dividends distributed for the three previous years and of the corresponding tax credits were as follows:

	Share outstanding	Net amount	Tax credit	Total revenue
1998	56,386,660	9.84 F (1.50 EUR)	4.92 F (0.75 EUR)	14.76 F (2.25 EUR)
1999	56,386,660	1.60 EUR	0.80 EUR	2.40 EUR
2000	56,386,660	1.60 EUR	0.80 EUR	2.40 EUR

In accordance with provisions relating to the French law on New Economic Regulations, we submit to your vote approval of the consolidated financial statements.

Additional information

As at January 1, 2001, the Company held 1,760,013 of its own shares acquired at an average price of 54.97 euros pursuant to previously authorized share repurchase programs.

38,674 of these shares have been earmarked as reserves for the stock options program effective from September 19, 2001. The remaining 1,721,339 shares have been sold on the stock market at an average price of 79.60 euros.

April 15, 2002, your Company no longer holds any of its own shares previously acquired pursuant to previously authorized share repurchase programs other than those earmarked as reserves for various stock option programs.

We further inform you that, as at December 31, 2001, the companies Paul RICARD and SIFA both held more than 10% the voting rights in PERNOD RICARD.

FRM Corp and Fidelity International Limited (FIL) acting on behalf of their subsidiaries have issued a declaration that they own 5.03% of the capital (December 14, 2001)

Caisse des Dépôts et Consignation (CDC Ixis) has issued various declarations, the last one that it owns 5.37% of the capital (April 9, 2002).

Employees of PERNOD RICARD and its subsidiaries held a stake of 2.3% of the capital and 3.0% of the voting rights.

The total amount of remuneration and benefits paid by the Group during the year to each board member breaks down as follows:

	euros
Mr. Patrick Ricard	1,092,388
Mr. Thierry Jacquillat	889,138
Mr. Richard Burrows	805,792
Mr. Pierre Pringuet	814,670
Mr. Jean-Claude Beton	50,944
Mr. Jean-Dominique Comolli	28,266
Mr. Jean-René Fourtou	28,266
Mr. François Gérard	451,149
Mr. Rafaël Gonzalez Gallarza	28,266
Ms. Françoise Hémard	28,266
Ms. Danièle Ricard	28,266
Mr. Gérard Théry	28,266
Paul Ricard Company	28,266

Pursuant to the delegation granted by the Combined General Meeting on May 3, 2001, on October 31, PERNOD RICARD increased the capital by deduction of 18,870,754.34 French francs from the item "retained earnings", followed by conversion of this new capital to euros. The equity capital of PERNOD RICARD accordingly amounts to 174,798,646 euros. The number of shares remains unchanged.

Furthermore, on the same date, PERNOD RICARD decided to withdraw from the item "paid-in capital" the sum of 1,887,076 French francs to be allocated to the legal reserve which now stands at 114,660,396 French francs or 17,479,864.6 euros, representing 10% of the equity capital.

Significant post balance sheet event

Under the refinancing of part of the debt subscribed for the acquisition of assets in Seagram's wine and spirits business and pursuant to the powers granted by the third resolution of the Extraordinary General Meeting on May 3, 2001, your Board of Directors decided at its meeting on December 18, 2001, to issue bonds convertible into new shares and/or in exchange for existing shares ("OCEANE" bonds).

This issue, commencing February 5, 2002, was made without applying the shareholders' preferential subscription right. It involved 4,567,757 bonds with a nominal value of 107 euros, effective from February 13, 2002. The total issue amounted to 488,749,999 euros.

The loan has a term of 5 years and 322 days, running from February 13, 2002. The bonds bear interest (annual coupons) of 2.5%. Full redemption is set for January 1, 2008 at a price of 119.95 euros.

At any time from February 13, 2002 up to the seventh working day preceding the repayment date, bondholders may request conversion and or exchange of the bonds to Pernod Ricard shares at the rate of ONE share for ONE bond (subject to the adjustments provided for in the Final Prospectus approved by the Commission des Opérations de Bourse on February 5, 2002 under number 02-103).

The bonds have been admitted for trading on the Premier Marché of Euronext Paris S.A.

The maximum nominal amount of the capital increase that may result from the conversion of bonds amounts to 14,160,046.70 euros.

Following this issue and taking account of the capital increase made on conversion of the capital to euros by withdrawal from reserves, the residual nominal amount of new capital increases that the Board of Directors is authorized to decide upon stands at 115,939,341.77 euros.

At its meeting on April 15, 2002, the Board of Directors approved the terms for the supplementary report prescribed by current regulations. This report and the related auditors report are available for inspection.

I. Ordinary resolutions

We request you to grant discharge to your Board of Directors for their management of the Company during fiscal year 2001.

We recommend that you re-elect Ms. Françoise HEMARD, as a director and Mr. Rafaël GONZALEZ GALLARZA whose terms of office expire at this meeting.

We also submit to your vote the appointment of Mr. Jean-Jacques LAFFONT as a new director.

Your Board recommends increasing the amount of directors' fees from fiscal 2002 from 339,199.06 euros (2,225,000 francs) to 382,200 euros, which is an increase of 12.7%; this increase is partly due to the creation of the Audit Committee.

We also recommend that you authorize your Company, for a period of eighteen months commencing on the date of this Meeting, to purchase its own shares, in an amount limited to 10% of the equity capital, equivalent to 5,638,666 shares based on the number of shares existing as at December 31, 2001 with the intention of the following, indicatively in decreasing order of priority:

- providing securities upon exercise of rights attached to stock with rights to reimbursement, conversion, exchange, coupon entitlement, or in any other way, entitling the holder to obtain shares of the company;
- regulating the share price by intervention in the market against the prevailing trend;
- selling, exchanging or transferring stock acquired in any way, depending on opportunities;
- granting shares to employees of the company or the Group, either by the allocation of share options, or in the context of employee participation in the results of the company's expansion, or according to any other legal method designed to encourage employee saving;
- the facility to cancel shares with the aim of optimizing earnings per share and return on equity capital.

II. Extraordinary resolutions

The extraordinary resolutions that we are submitting to you are principally designed to renew delegations of powers granted to the Board of Directors and to make the by-laws of our Company conform to the new legal provisions applicable as a result of the law of May 15, 2001 on New Economic Regulations.

1. Authorization to be given to the Board of Directors allowing it to cancel its own shares acquired in the company

Under the ninth resolution, it is recommended that you again authorize your Board of Directors, pursuant to the provisions of Article L 225-209 of the Code of Commerce, to purchase shares in the company, up to a maximum of 10% of the capital.

Among the intended objectives is the eventual cancellation of shares thus acquired, in order to optimize earnings per share and return on shareholders' equity.

Your Board of Directors therefore seeks authorization to reduce the equity capital to cancel some or all of the shares thus acquired by the Company that are not allocated to a stock option scheme to be awarded to senior executives and employed directors of the company or companies associated with it under the terms mentioned in L 225-180 of the French Commercial Code.

The financial impact of such operations is described in the Information Note published by the company in accordance with current regulations.

The authorization sought would be for a twenty-four month period and would replace the authorization of a similar nature granted by the Extraordinary General Meeting on May 2, 2000.

2. Situation concerning delegation of powers granted to the Board of Directors by the second and third resolutions of the Extraordinary General Meeting of May 3, 2001 to increase the equity capital during offers to purchase or exchange company shares.

Your Annual General Shareholders' Meeting of May 3, 2001 granted authorization to the Board of Directors to issue securities designed to increase the capital of the company, whether applying a preferential subscription right for shareholders, or suppressing this right.

The same General Shareholders' Meeting decided that the delegations of powers granted to the Board of Directors to this effect would be suspended during offers to purchase or exchange securities of the company, except if the issue or issues of securities leading to the increase in capital have been approved in principle prior to receiving the offer.

Since this decision is valid until the date of this Annual General Meeting, we recommend that you renew it in its entirety for a period of one year.

3. Harmonizing the by-laws with the law of May 15, 2001

The law on New Economic Regulations of May 15, 2001 obliges incorporated companies to make their by-laws conform to the legal provisions instituted by it.

These mainly concern the organization of executive management and the role of the Board of Directors.

In the first place, we recommend specifying under Article 10 of the by-laws "Form of the shares", relating principally to identifiable bearer shares, that the company be entitled to request, as prescribed by the new law, the identity of the owners of securities whenever it considers that some owners of securities whose identity has been revealed to it are holders of shares on behalf of a third party.

Executive Management

In future it will be possible to separate the functions of Chairman of the Board of Directors and Chief Executive Officer of the company. The law provides for the executive management of the company to report, under the responsibility of the Board of Directors, either to the Chairman of the Board of Directors, or by another individual appointed by the Board of Directors carrying the title of Chief Executive Officer. This separation is not imposed by the legislator. It is the responsibility of the Board of Directors to choose between the two methods of exercising general management under the terms defined in the by-laws.

It is important to specify that since executive management is now entrusted to a single Chief Executive Officer, whether or not that person is chairman, the former managing director(s) should adopt the title of Director(s) General. The company may in future appoint five Director(s) General.

The Board of Directors

The legislator has given a new definition of the powers of the Board of Directors that we have included in the article of the by-laws that stipulates the attributes of the board.

Any changes that may be made to the organization of the Board of Directors and Executive Management do not entail consequences with regard to the company's representation power in relation to third parties.

Other modifications concern the actions of director, the faculty – left to the board's internal regulation – of prescribing directors' participation in meetings via videoconferencing, extending the scope of regulated agreements to agreements concluded between the company and any of its shareholders owning a portion of voting rights above 5% or, where a shareholding company is concerned, the controlling company.

Modifications relating to Executive Management and the Board of Directors entail a reworking of Articles 17 "Director's actions", 20 "Office (of the Board of Directors)", 21 "Meetings (of the Board of Directors)", 23 "Powers of the Board of Directors", 24 "Executive Management", 27 "Agreements between the company and a manager, director, or shareholder".

Summoning and participation in Shareholders' Meetings

In future, shareholders representing at least 5% of the capital can demand, in law, the appointment of a representative responsible for calling a shareholders' meeting.

This reduction in the required quota from 10% to 5% requires an amendment to Article 31 "Shareholders' Meetings".

As the law now authorizes shareholders' participation in general meetings by videoconference or telecommunications, we will provide for this facility in the new wording for Article 32 of the by-laws "Composition and running of general meetings".

The text of clauses or articles for which modification is subject to your approval is inserted in the draft for the twelfth resolution.

After the presentation of reports from the Auditors in accordance with the French Commercial Code, your Board is available to provide any further explanations that may be required.

The Board of Directors

Consolidated financial statements

Pernod Ricard

Limited company with capital of 174 798 646 €
Head office: 142, bd Haussmann, 75008 Paris / Tel.: 01.40.76.77.78 - Fax: 01.42.25.95.66
R.C.S. Paris B 582 041 943 (58B4194)

Consolidated Income Statement

EUR million	2001	2000	1999	2001/2000 %
Net sales excluding taxes and duties	4,555.2	4,382.0	3,590.3	4.0%
Cost of goods sold	(2,412.2)	(2,293.3)	(1,792.8)	5.2%
Gross margin	**2,143.0**	**2,088.7**	**1,797.5**	**2.6%**
Marketing and distribution costs	(1,031.3)	(996.9)	(863.8)	3.5 %
Production costs and overheads	(661.2)	(670.7)	(561.4)	-1.4%
Operating profit	**450.5**	**421.1**	**372.3**	**7.0%**
Net interest expense	(39.5)	(52.2)	(32.1)	-24.3%
Pretax profit before exceptional items	**411.0**	**368.9**	**340.2**	**11.4%**
Exceptional items	220.0	(53.4)	(8.2)	NA
Income taxes	(235.7)	(97.2)	(92.8)	142.6%
Interest in earnings of equity companies	0.7	2.1	2.3	-66.9%
Net income before amortization of goodwill	**396.0**	**220.4**	**241.5**	**79,7%**
Amortization of goodwill	(31.4)	(20.4)	(21.1)	53.8%
Net income before minority interests	**364.6**	**200.0**	**220.3**	**82.3%**
Minority interests	6.4	5.0	7.1	29.2%
Net income	**358.2**	**195.0**	**213.2**	**83.7%**

Earnings per share* (EUR)				
Pretax profit before exceptional items	7.29	6.54	6.03	11.4%
Net income	6.35	3.46	3.78	83.7%

Net income before minority interests and income taxes				
Total (MEUR)	600.3	297.1	313.1	102.1%
Per share (EUR)	10.65	5.27	5.55	102.0%

*Number of shares in 1999, 2000 et 2001 : 56,386,660

Consolidated Balance Sheet

ASSETS

EUR million	12/31/2001 Gross value	12/31/2001 Amortization and provisions	12/31/2001 Net value	12/31/2000 Net value	12/31/1999 Net value
Fixed assets					
Intangible assets	2,116.7	93.3	2,023.4	591.5	548.7
Property, plant and equipment	2,243.2	1,120.7	1,122.5	816.1	685.2
Goodwill	470.1	230.3	239.8	396.0	367.9
Investments	1,203.2	417.2	786.0	184.7	313.1
Total fixed assets	**6,033.2**	**1,861.5**	**4,171.7**	**1,988.3**	**1,914.9**
Current assets					
Inventories	2,510.1	49.1	2,461.0	1,072.7	996.4
Current receivables	1,768.3	97.0	1,671.3	1,238.7	1,088.5
Deferred tax assets	133.8	-	133.8	-	-
Marketable securities	155.7	3.7	152.0	128.9	150.1
Cash and equivalents	932.7	-	932.7	323.6	277.0
Total current assets	**5,500.6**	**149.8**	**5,350.8**	**2,763.9**	**2,512.0**
Prepaid expenses	**95.4**	**3.3**	**92.1**	**58.9**	**44.8**
Currency translation adjustment	**7.2**	**-**	**7.2**	**1.7**	**0.5**
Total assets	**11,636.4**	**2,014.6**	**9,621.8**	**4,812.8**	**4,472.2**

CAPITAL AND LIABILITIES

EUR million	12/31/2001	12/31/2000	12/31/1999
Shareholders' Equity	**2,451.8**	**2,072.2**	**2,061.4**
including Net Income	358.2	195.0	213.2
Minority Interest's Equity	**61.1**	**83.8**	**57.8**
including minority interest income	6.4	5.0	7.1
Provisions for contingencies	518.1	134.7	85.0
Deferred tax liabilities	-	15.5	16.8
Liabilities			
Long-term debt	4,779.2	1,326.4	1,185.0
Returnable containers	4.0	11.5	10.9
Trade and other accounts payable	1,407.3	1,070.1	974.6
Other liabilities	395.9	98.0	77.0
Total Liabilities	**6,586.4**	**2,506.0**	**2,247.4**
Adjustments Liabilities	**4.4**	**0.6**	**3.9**
Total Capital and Liabilities	**9,621.8**	**4,812.8**	**4,472.2**

Consolidated statement of changes in shareholders' equity

EUR million	Shareholders' equity
SHAREHOLDERS' EQUITY AT DECEMBER 31, 1999	2,061.4
Dividends paid	(86.0)
Self-held securities	(95.2)
Additional tax on distribution	(12.8)
Change in currency translation adjustment	2.1
Change in accounting methods (1)	2.0
Currency effect	11.5
Other movements	(5.8)
2000 Consolidated net income	195.0
SHAREHOLDERS' EQUITY AT DECEMBER 31, 2000	2,072.2
Dividends paid	(84.6)
Self-held securities	116.8
Additional tax on distribution	(19.3)
Change in currency translation adjustment	(8.7)
Currency effect	5.1
Other movements	12.1
2001 Consolidated net income	358.2
SHAREHOLDERS' EQUITY AT DECEMBER 31, 2001	2,451.8

(1) Effect of the change in calculation method for deferred tax on margins in stock: the tax rate now used is that of the distributing company as opposed to that of the producing company previously.

Consolidated Cash-Flow Statement

EUR million	12/31/2001	12/31/2000	12/31/1999
Net income	358.2	195.0	213.2
Minority interest	6.4	5.0	7.1
Interest in earnings of equity companies (net of dividends)	(0.7)	0.2	(0.5)
Depreciation of fixed assets	129.1	106.6	86.3
Amortization of goodwill	113.0	20.7	20.9
Change in provisions and deferred taxes (3)	104.8	22.6	10.6
Gains on disposals of fixed assets	(339.3)	(1.7)	(38.0)
Cash flow	**371.5**	**348.4**	**299.7**
Change in working capital need (2)	122.4	(65.3)	28.6
Cash provided by operating activities	**493.9**	**283.1**	**328.2**
Acquisition of property, plant and equipment (net of disposals)	(116.6)	(155.7)	(112.1)
Acquisition of financial assets (net of disposals)	50.6	(98.6)	(62.7)
Effect of change in scope of consolidation (4)	(3,151.2)	(46.1)	(53.1)
Net change in receivables and payables on assets	10.3	12.1	(25.2)
Cash used in investment activities	**(3,206.9)**	**(288.3)**	**(252.9)**
Increase in capital	-	-	-
Dividends paid	(108.1)	(107.9)	(92.5)
Cash used in financing activities	**(108.1)**	**(107.9)**	**(92.5)**
Currency translation adjustment	0.5	(2.8)	(63.7)
Change in net debt	**(2,820.6)**	**(115.9)**	**(81.0)**
Net debt at the beginning of the year	(873.9)	(758.0)	(677.0)
Net debt at the end ot the year (1)	(3,694.5)	(873.9)	(758.0)

Notice on the presentation of the Cash-Flow Statement:

(1) The change in net debt consists of the change in loans, long-term debt and cash.

The net debt consist of:

EUR million	01/01/2002	01/01/2001	01/01/2000
Loans and long-term debt	(4,779.2)	(1,326.4)	(1,185.0)
Marketable securities	152.0	128.9	150.0
Cash	932.7	323.6	277.0
Opening net debt	**(3,694.5)**	**(873.9)**	**(758.0)**

(2) Changes in working capital requirements (net of provisions on current assets) breaks down as follows:

EUR million	12/31/2001	12/31/2000	12/31/1999
Net inventories	2.0	10.6	(15.3)
Net accounts receivable	(70.8)	(90.4)	(83.6)
Accounts payable	214.1	46.5	128.1
Other	(22.9)	(32.0)	(0.6)
Total	**122.4**	**(65.3)**	**28.6**

(3) Except for provisions on current assets taken into account in the change in working capital requirement:

EUR million	12/31/2001	12/31/2000	12/31/1999
Variation in provision for current assets	28.0	3.5	3.6

(4) The impact of changes in the consolidation scope corresponds to the Seagram and Wyborowa acquisitions, the increase in our investment in Agros and the sale of Orangina, San Giorgio Flavors and Italcanditi.

NOTE 1 - ACCOUNTING PRINCIPLES

HIGHLIGHT

The highlight of the year was the completion on December 21, 2001, in partnership with Diageo, of the acquisition of Seagram's entire wine and spirits business.

Accounting treatment for the acquisition of Seagram on December 21, 2001

The assets acquired by PERNOD RICARD can be divided into two categories:

- assets to be retained which are fully consolidated,
- assets to be liquidated or sold which have not been consolidated and whose net liquidation or disposal costs are considered as a component of the acquisition cost of the assets to be retained.

Altogether, the acquisition cost of retained assets is the sum of the price paid to Vivendi Universal corrected for adjustments under the "Sale And Purchase Agreement", net liquidation or disposal costs, compensation costs to the co-purchaser, Diageo, and acquisition expenses.
This amounts to 3,232 million euros and gives rise to goodwill on acquisition of 309 million euros.

The final adjustments for the first-time consolidation of Seagram will be made when preparing the accounts for the year ending December 31, 2002. In connection with this process, PERNOD RICARD has estimated the fair value of the identifiable assets and liabilities at which they will be recorded on acquisition -December 21, 2001- as required by French CRC n° 99-02 regulation. The new fair values for these assets and liabilities have therefore been adjusted as follows:

Impact of goodwill on net assets purchased (as of Dec 21, 2001)

EUR million	Assets/Liabilities purchased	Goodwill	Total
Trademarks	761	696	1,457
Tangible and intangible assets (excluding trademarks)	372	(14)	358
Inventories	1,649	(260)	1,389
Provisions for contingencies	(26)	(292)	(318)
Deferred tax assets & liabilities	(41)	188	147
Other	208	(9)	199
Total	**2,923**	**309**	**3,232**

This process has resulted in limiting the total acquisition value of the brands to 1,457 million euros, despite the fact that discounted future cash flows, which is the brand valuation method historically retained by PERNOD RICARD, indicate a higher valuation.

1.1. Principles of consolidation

The Group's consolidated financial statements have been prepared in compliance with French legal requirements as set forth in Law No. 85-11 of January 3, 1985 and the related Application Decree No. 86-221 of February 17, 1986.

The financial statements have been drawn up according to French CRC n° 99-02 regulation.

The financial statements of significant subsidiaries which are over 50%-owned or effectively controlled are fully consolidated in the consolidated financial statements.

Companies over which the Group exercises joint control with another partner are consolidated using the equity method.

All significant intercompany and intra-Group transactions have been eliminated.

A list of the consolidated companies is provided in Note 16. For purposes of simplification and to avoid any serious prejudice to the Group, only the names and addresses of the main companies included in the scope of consolidation are listed.

1.2. Foreign currency translation

Financial statements prepared in foreign currencies have been translated according to the following principles:

- Balance sheets have been translated at official year-end rates.
- Statements of income have been translated using the average yearly rate for each currency.
- Differences in currency translation resulting from the effect of fluctuations in the year-end to year-end exchange rate on opening shareholders' equity and

from the use of different rates in translating the balance sheet and the statement of income have been included in consolidated reserves.

Foreign currency transactions are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from foreign currency translation up until December 31, 2001 are recorded in the statement of income.

1.3. Intangible assets

Intangible assets are valued at original cost; they are amortized when their market value falls below cost.
For brands, the inventory value is determined based on their future profits.
In compliance with the Law of January 3, 1985 concerning French companies' consolidated financial statements, goodwill arising from mergers prior to 1987 was fully amortized that year by a direct charge to shareholders' equity.

1.4. Property, plant and equipment

Property, plant and equipment are valued at cost or when applicable, at a revalued cost in compliance with legal requirements.
Depreciation is calculated according to the straight-line method or, when applicable, according to the declining-balance method over the estimated useful life of the underlying asset.

Average periods of depreciation for these assets are as follows:

Buildings	15 to 50 years
Machinery and equipment	5 to 15 years
Other fixed assets	3 to 5 years

Real estate of significant value which is acquired through leasing contracts is capitalized and depreciated over the estimated useful life of the asset.
Buildings under sale and leaseback agreements are subject to a similar restatement. Any resulting capital gains are eliminated from the year's income.
Returnable containers are valued at cost. Based on statistics provided by each company, this item is restated to adjust the asset value of the containers to reflect losses from breakages and to recognize unrealized income from non-returns. In the case of changes in deposit rates, the debt corresponding to non-returned containers is valued at the new rates, with possible losses charged to expenses.
Obsolescence is reflected in the depreciation calculations.

1.5. Investments

Equity investments in non-consolidated companies are valued at acquisition cost. A provision for depreciation is made if the market value falls below cost.
This inventory value is equal to the current value, which can generally be estimated based on the market price, or which may correspond to the company's portion of shareholders' equity represented by these securities.

1.6. Goodwill

Since January 1, 1986, goodwill on acquisition has been reflected in assets and assigned by brand name if appropriate.
Goodwill is amortized on a straight-line basis over a period appropriate to the acquisition but not exceeding 40 years. Regarding strategic investments, notably the acquisitions of IRISH DISTILLERS Group and ORLANDO WYNDHAM, goodwill on acquisition is amortized over a 40-year period and represents about 35% of the net amount of the goodwill at december 31, 2001, compared to 42% at december 31, 2000.
Goodwill on recent acquisitions is amortized over a period not exceeding 20 years.

At the end of every accounting period, the acquisition variances are analyzed in terms of the development of the company and may be depreciated if necessary.

1.7. Inventories

Inventories are valued at the lower of cost or market value, mainly using average weighted costs. A depreciation reserve is set up when the inventory value is less than the net book value.

The cost of long-term inventories is uniformly determined to include distilling and aging costs but excludes interest expense. These inventories are classified in current assets according to prevailing business practices, although a large part remains in inventory for over one year before being sold.

Seagram inventories purchased by PERNOD RICARD have been accounted for as follows:

- finished goods are stated at sales price less margin still to be recognized and anticipated selling expenses.
- work in progress (including ageing inventories of the whisky and cognac businesses) have also been stated according to the fair value principle taking into consideration, for slow moving items, any additional costs to be incurred.

1.8. Marketable securities

Marketable securities are recorded on the balance sheet at their original value. When the market value of these secu-rities at the close of the fiscal period is less than their original value, a depreciation reserve is set up.

1.9. Foreign currency loans

Translation differentials for loans in currencies other than the operating currency of the borrowing entity have been treated as follows:

- if the loan is for a net investment in a legal entity in the same currency as that of the loan, any translation differentials, net of tax, are accounted for under net shareholders' equity,
- if the loan is for an asset whose value fluctuates with the borrowed currency, any translation differentials, net of tax, are accounted for under net shareholders' equity,
- if the loan cannot be related to a specific assets, any translation differentials are accounted for under net income or expense.

The risk of exchange fluctuations on repayments at maturity of borrowings in Irish pounds for the acquisition of IRISH DISTILLERS, has been eliminated by a deposit in Irish pounds for the exact amount of the debt.

1.10. Provisions for contingencies

This item records all provisions for contingencies made by Group companies, notably provisions for retirement benefits, excluding related social charges.

The Group's foreign companies provide for their retirement-related commitments in compliance with local practice and legislation. The Group's French companies record retirement benefits accrued at year-end for those employees 45 years of age and older, and who have been employed by the company for more than ten years, except Martell, for which the actuarial method applied is the "Projected Unit Credit" method.

This provision is computed by discounting future commitments.

1.11. Income taxes

Since January 1, 1977, PERNOD RICARD Group's tax liability has been determined according to the regu-

ries more than 95% owned.

Deferred tax assets or liabilities resulting from timing differences between taxable income and accounting income are accounted for by the accrual method. These concern primarily timing differences, cancellations of regulated provisions and restatements on consolidation.

Deferred tax assets on tax losses carried forward and long-term capital losses have been recorded only if there is a high probability of charging them in the short term to taxable profits.

Both long term and short term deferred tax expenses are recorded as deferred tax liabilities.

For the first consolidation of the Seagram acquisition, deferred tax has been recorded on temporary differences and goodwill on acquisition, except for goodwill on brands, where deferred tax has not been recognized since it has been considered that the purchased brands cannot be sold independently from the companies to which they belong.

Deferred tax in France is calculated on the current tax rates in force at the balance sheet date excluding future reductions in income tax rates, which are not material to the Group.

1.12. Management of financial risks and interest rate hedging instruments

In 2001, the policy of managing financial risks continued to respect the previously introduced rules of prudence. The PERNOD RICARD Group has deemed it essential to hedge its exposure to risks of interest rates, exchange rates and liquidity strictly based on its own anticipated operations. In particular, the practice of management of exchange rate risks and the realization of multilateral clearing of intercompany flows (netting) has had the effect of significantly reducing the Company's exposure to exchange rate risks. As a result, the residual exposure to exchange rate is low.

Income and expenses relating to contractual guarantees entered into are recorded in the PERNOD RICARD Group income statement on a prorata basis over the life of the contract:

- Premiums paid are spread, for accounting purposes, over the duration of the contract.
- Interest rate differentials received or paid from time to time are accounted for in the year earned or incurred.

NOTE 2 - SCOPE OF CONSOLIDATION

Impact of the acquisition of Seagram on the Consolidated Balance Sheet at December 31, 2001:

ASSETS	12/31/2001 PERNOD RICARD Net book value	12/31/2001 Net book value of portion relating to Seagram assets	12/31/2001 Net book value of PERNOD RICARD portion excluding Seagram	12/31/2000 PERNOD RICARD Net book value
EUR million	(1)	(2)	(1) - (2)	
Fixed assets				
Intangible assets	2,023.4	1,456.8	566.6	591.5
Tangible assets	1,122.5	369.6	752.9	816.1
Goodwill	239.8	0.0	239.8	396.0
Investments	786.0	576.4	209.6	184.7
Total fixed assets	**4,171.7**	**2,402.8**	**1,768.9**	**1,988.3**
Current assets				
Inventories	2,461.0	1,385.6	1,075.4	1,072.7
Receivables	1,671.3	383.3	1,288.0	1,238.7
Deferred tax assets	133.8	142.6	- 8.8	0.0
Marketable securities	152.0	7.8	144.2	128.9
Cash and equivalents	932.7	34.1	898.6	323.6
Total current assets	**5,350.8**	**1,953.4**	**3,397.4**	**2,763.9**
Prepaid expenses	92.1	15.2	76.9	58.9
Translation gains	7.2	1.6	5.6	1.7
Total Assets	**9,621.8**	**4,373.0**	**5,248.8**	**4,812.8**

CAPITAL AND LIABILITIES	12/31/2001 PERNOD RICARD	12/31/2001 Seagram portion	12/31/2001 PERNOD RICARD portion excluding Seagram	12/31/2000 PERNOD RICARD
EUR million	(1)	(2)	(1) - (2)	
Shareholders' Equity	**2,451.8**	**6.9**	**2,444.9**	**2,072.2**
including Net Income	358.2	- 4.4	362.6	195.0
Minority Interest's Equity	**61.1**	**1.1**	**60.0**	**83.8**
including minority interest income	6.4	0.0	6.4	5.0
Provisions for contingencies	518.1	312.5	205.6	134.7
Deferred tax liabilities	0.0	0.0	0.0	15.5
Liabilities				
Long-term debt	4,779.2	3,678.1	1,101.1	1,326.4
Returnable containers	4.0	0.0	4.0	11.5
Trade and other accounts payable	1,407.3	207.0	1,200.3	1,070.1
Other liabilities	395.9	167.4	228.5	98.0
Total Liabilities	**6,586.4**	**4,052.5**	**2,533.9**	**2,506.0**
Adjustments Liabilities	4.4	0.0	4.4	0.6
Total Capital an Liabilities	**9,621.8**	**4,373.0**	**5,248.8**	**4,812.8**

In addition to the acquisition of Seagram, the Group's scope of consolidation has been changed as a result of the following transactions:

Changes in consolidation in fiscal year 2001:

- Processed fruits and soft drinks sector: disposal of the Italian companies Italcanditi (January 2001) and San Giorgio Flavors (June 2001), the sale of certain assets belonging to Agros (Poland), and the disposal of Orangina-Pampryl and Yoo-Hoo Industries (October 2001).
- Spirits and Wine sector: Simeon Wines (Australia) is no longer accounted for under the equity method given that the Group no longer exercises significant influence, plus the acquisition of Casa Dels Licors (February 2001) and Wyborowa SA (August 2001).

Changes in consolidation in fiscal year 2000:

- Spirits and Wine sector: disposal of stake held in Heublein do Brasil in the second half 2000 and acquisition of entire Boulevard Distillers in the second half 2000.
- Distribution sector: acquisition of Daunts (April 2000).

NOTE 3 - NET FINANCIAL ITEMS

EUR million	2001	2000	1999
Net interest expense	(56.1)	(69.8)	(46.4)
Investment income	16.2	15.4	9.3
Other	0.4	2.2	5.0
TOTAL	**(39.5)**	**(52.2)**	**(32.1)**

NOTE 4 - NET EXTRAORDINARY ITEMS

EUR million	2001	2000	1999
Net capital gains on assets sales and provisions or assets write downs relating to disposals of diversification business	352.8	2.3	31.8
Restructuring charges	(37.3)	(23.9)	(23.1)
Provision for risks and assets write downs	(60.7)	-	-
Seagram takeover	(15.9)	-	-
Other	(18.9)	(31.8)	(16.9)
TOTAL	**220.0**	**(53.4)**	**(8.2)**

- Net capital gains on assets sales mainly relate to Orangina-Pampryl, Yoo-Hoo and San Giorgio Flavors disposals and provisions for risks and charges or assets write downs linked to SIAS and BWG in process of being sold.
- Restructuring charges principally involve industrial restructuring underway in France for 28 million euros.
- Provisions for risks and assets write downs mainly reflect the write down of certain Renault Bisquit assets and provisions for risks occurred in Argentina.

- The item "Seagram takeover" recognizes income realized by former Seagram entities between December 21 and 31, 2001, exceptional items related to acquisition expenses of these entities and related interest expense during this period.

NOTE 5 - INTANGIBLE ASSETS, GOODWILL AND GOODWILL AMORTIZATION

Intangible assets recorded at year-end mainly consist of trademarks.

The value of acquired trademarks is determined according to the Company's sector of activity and the importance of their international distribution.

The inventory value is estimated based on future profits which may be generated by the brand in question.

The increase in intangible assets between 2000 and 2001 mainly reflects the brands added to the portfolio on the acquisition of Seagram, notably Chivas, Martell, Seagram's Gin, The Glenlivet and Glen Grant for a total of 1,457 million euros.

The decrease in goodwill is largely due to the disposals of Yoo-Hoo, Italcanditi and the exceptional write down of BWG goodwill.

Lastly, the increase in the amortization charge from 20.4 million euros in 2000 to 31.4 million euros in 2001 is largely a result of accelerated amortization of goodwill on Renault Bisquit and Canei.

The Group does not depend on any specific patent or license.

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT

EUR million	2001 Gross value	2001 Deprec. & provisions	2001 Net value	2000 Net value	1999 Net value
Land	80.6	7.8	72.8	62.6	59.0
Buildings	631.0	245.8	385.2	274.8	239.3
Machinery and equipment	1,130.3	676.6	453.7	343.3	283.0
Other	330.4	190.3	140.1	79.5	72.0
Work in progress	69.5	0.2	69.3	55.3	30.1
Advances	1.4		1.4	0.6	1.8
TOTAL	2,243.2	1,120.7	1,122.5	816.1	685.2

Investments in 2001 totaled about 156 million euros (116 million euros net of disposals). They may be broken down as follows by business segment:

Spirits and Wine International	39.6%
Fruit preparations and soft drinks	21.7%
Distribution	8.9%

The increase in the gross base of all tangible fixed asset items is due largely to the consolidation of Chivas, Martell, and Seagram's former companies in America totaling 685 million euros.

NOTE 7 - INVESTMENTS

EUR million	2001 Gross value	2001 Provisions	2001 Net value	2000 Net value	1999 Net value
Shareholding accounted for by the equity method	3.6	0.0	3.6	19.5	42.4
Other equity investments	953.7	411.5	542.2	131.4	216.2
Receivable on investments	228.6	4.6	224	19.0	38.5
Other	17.3	1.1	16.2	14.8	16.1
TOTAL	1,203.2	417.2	786.0	184.7	313.1

The change in other equity investments is due to equity investments held by PERNOD RICARD in companies linked to the Seagram acquisition for a total of around 395 million euros, and to the 14 million euros of Simeon Wines (Australia), which was previously accounted for by the equity method.

NOTE 8 - INVENTORIES AND WORK IN PROCESS

The net value of inventories and work in progress at the year end 2001, 2000 and 1999 were as follows:

EUR million	2001	2000	1999
Raw materials	183.3	166.8	137.5
Work in process	1,890.1	600.0	556.0
Goods in inventory	177.3	174.3	179.1
Finished products	210.3	131.6	123.8
TOTAL	2,461.0	1,072.7	996.4

The increase in goods in process is due mainly to the incorporation of ageing stocks of Chivas and Martell on the acquisition of Seagram.

PERNOD RICARD does not have any significant dependence on its suppliers.

NOTE 9 - PROVISIONS FOR CONTINGENCIES

EUR million	2001	2000	1999
Provisions for retirement benefits	37.4	34.3	30.8
Provisions for risks	480.7	100.4	54.2
TOTAL	518.1	134.7	85.0

The increase in provisions for contingencies includes 313 million euros in respect of compliance-related restructuring costs and risks following the Seagram acquisition and close to 71 million euros for provisions relating to SIAS and BWG in process of being sold.

To our knowledge, there are no facts or disputes which could significantly affect the results, financial position, or assets of the Group.

NOTE 10 - INCOME TAXES

EUR million	2001	2000	1999
Taxes payable	(245.8)	(98.5)	(87.5)
Deferred taxes	10.1	1.3	(5.3)
TOTAL	(235.7)	(97.2)	(92.8)

The effective income tax rate on pre-tax profit after exceptional items amounts to 37.4%, up from 30.8% in 2000. Excluding exceptional items, the rate would be 27% in 2001 and 28.5% in 2000. The reduction in the effective rate before exceptional items arises principally due to a reduction in tax rates in certain countries (Australia, France, etc.) and a favourable tax regime applicable to the Armenian-based subsidiary YBC.

Deferred taxes are calculated according to the accrual method. They are broken down as follows on the balance sheet:

EUR million	2001	2000	1999
Deferred tax assets	271.9	57.5	52.3
Deferred tax liabilities	138.1	73.0	69.1
Net deferred tax assets	133.8	-	-
Net deferred tax liabilities	-	15.5	16.8

NOTE 11 - LONG-TERM DEBT

The breakdown of long-term debt by maturity date is as follows:

EUR million	2001	2000	1999
Short term (less than 1 year)	794.6	1,065.1	1,070.6
Including bank loans	633.3	991.5	885.7
Medium term (from 1 to 5 years)	3,968.3	154.1	105.7
Long-term (more than 5 years)	16.3	107.2	8.7
TOTAL	4,779.2	1,326.4	1,185.0

- Total debt, net of cash and PERNOD RICARD's marketable securities, amounting to 3,694.5 million euros is largely denominated in euros (47%), dollars (37%) and yen (8%). The surplus cash on December 31, 2001 is a result of a surplus on use of the syndicated loan to finance the Seagram purchase.

- PERNOD RICARD's contribution to the acquisition of Seagram's wine and spirits division amounted to US dollars 3.2 billion. This amount was paid to Vivendi Universal on December 21, 2001.

This acquisition was financed by a syndicated loan from a banking consortium in February 2001. The funds were drawn down on December 21, and structured as follows:

- senior debt to a maximum of 3.5 billion euros (this sum also includes PERNOD RICARD's initial debt) maturing in 5 years, comprising US dollars (43%), euros (49%) and yen (8%). Interest indexed at Euribor, Libor $ and Libor ¥ rates;
- a bridge loan for the sale of assets of 1 billion euros maturing in one year, renewable for a second year for a total of 300 million euros indexed at Euribor, Libor $ and Libor ¥ rates. As at December 31, 2001, after the disposal of assets during 2001, the outstanding amount of this loan amounted to just 387 million euros;
- a bridge loan for the OCEANE convertible bond issue in the sum of US dollars 459 million swapped for euros at closing;

This financing structure also enabled the PERNOD RICARD Group to refinance its debt, pay the acquisition expenses and provide a sufficient margin to finance the supplementary working capital requirement for the acquisition.

- On March 20, 1992, PERNOD RICARD proceeded to issue bonds outside France in the form of perpetual subordinated floating-rate notes ("TSDI") for a total nominal sum of 61.0 million euros. These TSDI were

"repackaged" following the signing of an agreement with a third party company at the time of the issue. Net debt at December 31, 2001 of 23.9 million euros has been included under "financial debts". This amount represents the nominal issue from which has been deducted an indemnity paid initially and capitalized since the issue.

Some of these loans were linked to guarantees detailed in Note 12.

NOTE 12 - FINANCIAL COMMITMENTS

EUR millions	2001	2000	1999
Commitments given			
Leasing	48.5	25.2	18.2
Bank guarantees	2,951.3	284.9	176.5
Purchasing commitments	5.1	21.4	23.0

- In 2001, PERNOD RICARD guaranteed its subsidiaries PR Finance, PR Larios, E.V.C., PR Newco 1 and PR USA (previously called Austin Nichols), for a syndicated loan set up to finance the acquisition of some of Seagram's wine and spirits business, for a total amount equivalent to 2,734.5 million euros.

- In 2000, PERNOD RICARD guaranteed its subsidiary BWG for bank loans with an outstanding balance of 50.4 million pounds sterling (equivalent to 83.0 million euros).

- In 1998, PERNOD RICARD became guarantor for loans taken out by its subsidiary PR Finance S.A. totaling 65.7 million euros.

- The guarantee given to Société Générale by PERNOD RICARD as a counter-guarantee for loan notes issued to finance part of the acquisition of the IRISH DISTILLERS Group and principal guarantees by Société Générale, totaled 0.1 million euros at December 31, 2001.

- PERNOD RICARD also issued a guarantee to IRISH DISTILLERS in conjunction with matters detailed in Note 14 of the notes to the parent company financial statements.

- In the context of the Seagram acquisition, Martell & Co assumed purchase commitments for cognac.
On September 28, 1999, Martell & Co sold a stock of cognac to an external company in which it held no equity interest but for which it was to manage the stock sold through a commission and consultancy contract.
Martell & Co is irrevocably and unconditionally bound to repurchase this stock from the external company, which in turn is committed to selling it to Martell under the same terms. These purchase and sale option contracts run for a four-year term commencing October 1, 1999.
The repurchase price is contractually defined, and at December 31, 2001 totaled a maximum of some 49 million euros in the event of the option being exercised on October 1, 2003 and on a stable interest rate basis before then.

- Martell & Co also assumed purchase commitments for cognac granted to:
- the Union des Viticulteurs Producteurs de Cognac, to apply to fiscal years 2002, 2003 and 2004 for a maximum of 30.2 million euros, based on current interest rates.
- Cognac producers at market price in the fiscal years 2002 and 2003, representing a total commitment of some 11.5 million euros.

- In addition, as part of the set-up of the syndicated loan to guarantee all the amounts made available to the Group by the banks, representing a maximum total principal of 5,458 million euros plus interest, commissions, fees and incidentals, PERNOD RICARD has pledged the Group's principal French and non-French brands in France and abroad, stakes in the Group's principal subsidiaries and some of Pernod Ricard S.A.'s receivables from its principal subsidiaries.

NOTE 13 - GUARANTEED INTEREST AND EXCHANGE RATE CONTRATS

- Interest rates

As mentioned in Note 1.12, PERNOD RICARD holds a portfolio of interest rate swaps representing a total of 345 million euros at December 31, 2001, made up as follows:

Company	Contract	Maturity	Basis	Guarantees
PR Finance	Fixed rate swap	January 2003	45 MEUR	5%
PR Finance	Fixed rate swap	May 2005	50 MEUR	5.35%
PR Finance	Fixed rate swap	August 2005	100 MEUR	5.43%
PR Finance	Cap and Floor	May 2005	150 MEUR	4.7%*

* The combined purchase of a Cap and sale of a Floor guarantees PR Finance a maximum borrowing rate of 4.7% provided that the 3-month Euribor rate is less than 7%.

○ Exchange

Principal swap contracts at December 31, 2001:

Company	Contract	Maturity	Basis
PR SA	Exchange rate swap	02/13/02(1)	$459 million against €
PR SA	Exchange rate swap	01/03/02(2)	$110 million against €

(1) loan repayment date.

(2) renewed until the loan repayment.

The drawdown of the bridge loan for the OCEANE convertible bond issue (see Note 11) in US dollars has been hedged against euros. Similarly, surplus US dollar drawings on the US dollars 110 million syndicated loan was swapped for euros when the Seagram acquisition was completed in order to neutralize any exchange risks.

NOTE 14 - AVERAGE NUMBER OF EMPLOYEES AND PAYROLL EXPENSES

The average number of employees for the year 2001 was 18,582 (excluding Seagram, including Agros) compared with 20,679 in 2000 (including Agros) and 13,855 in 1999. This decrease was largely due to disposals of the non-strategic businesses of Agros, Orangina-Pampryl, Yoo-Hoo industries, Italcanditi and San Giorgio Flavors. These staff numbers have been calculated in the annual average and include temporaries.

Payroll costs (excluding Seagram) totaled 606 million euros compared with 611 million euros in 2000 and 518 million euros in 1999. These figures include employee profit-sharing and payroll taxes in addition to temporary personnel costs.

NOTE 15 - BUSINESS SEGMENT INFORMATION

SPIRITS AND WINE FRANCE

	2001	2000	1999
Volumes sold (millions of liters)	103	100	100
Employees (hors effectif Seagram)	2,262	2,305	2,357

14 production facilities in France:

- Bessan,	- Cubzac,
- Bordeaux,	- Eauze,
- Châteauneuf (*),	- Javrezac (*),
- Cherves-Richemont (*),	- Lille,
- Cognac (*),	- Lignière,
- Cormeilles,	- Marseille,
- Créteil,	- Thuir.

(*) Seagram production centers taken over by Pernod Ricard at the end of 2001.

Major trademarks:

- Ricard, Pastis 51, Pernod.
- Suze.
- Ambassadeur, Dubonnet, Cinzano, Byrrh, Americano 505, Vabé, Bartissol.
- Scotch Whiskies Clan Campbell, White Heather, Aberlour, Chivas Regal (*), The Glenlivet (*), Glen Grant (*), Cutty Sark (**).
- Irish Whiskeys Jameson, Bushmills, Power, Paddy.
- Whisky canadien Royal Canadian.
- Bourbon Wild Turkey.
- Vodkas Wyborowa, Zubrowka (**), Karinskaya, Altaï.
- Calvados Busnel, Lancelot.
- Cognacs Martell (*), Bisquit, Renault, Armagnac Marquis de Montesquiou.
- Rhum Havana Club.
- Portos Cintra, Warre, Feist.
- Liqueurs Soho, Janeiro, Alaska, Cusenier, eaux de vie la Duchesse.
- Gins Larios, Black Jack, Hastings.
- Tequila Viuda de Romero.
- Vins Alexis Lichine, Cruse, Victor Bérard, Pasquier Desvignes.
- Café de Paris.

(*) Seagram brands taken over by Pernod Ricard (these brands did not contribute to operating income in 2001).
(**) concessions.

Companies operating in the segment:

- Ricard and its subsidiary: Galibert & Varon.
- Pernod and its subsidiary: Cusenier.
- CSR.
- Renault Bisquit.

The principal clients in this sector are mass distribution companies in France and wholesalers as well as cafés, hotels and restaurants.

Spirits and Wine France

(EUR million)	2001	2000	1999	Change 2001/2000
Net sales excluding taxes and duties	**545.7**	**509.8**	**500.4**	**7.0%**
Cost of goods sold	(100.1)	(92.4)	(86.4)	8.4%
Gross margin	**445.6**	**417.4**	**414.0**	**6.8%**
Marketing and distribution expenses	(252.0)	(236.4)	(233.1)	6.6%
Production and overheads expenses	(87.9)	(85.7)	(87.5)	2.5%
Operating profit	**105.7**	**95.3**	**93.4**	**10.8%**

SPIRITS AND WINE INTERNATIONAL

	2001	2000	1999
Volumes sold (millions of liters)	300	288	276
Employees (hors effectif Seagram)	5,369	5,036	4,414

59 production and bottling centers outside France:

- Argentina: Mendoza, Cafayatte, Capilla(*).
- Armenia: Yerevan, Armavir, Aygavan.
- Australia: Rowland Flat, Richmond Grove Barossa, Wyndham Estate Winery, Poets Corner Wines, Whickam Hill Winery, Morris Wines.
- Brazil: Alphaville(*), Livramento(*), Recife(*), Rescende(*).
- Spain: Dicastillo, Malaga, Manzanares, Ruavieja.
- USA: Lawrenceburg (Kentucky), Lawrenceburg (Indiana)(*).
- Georgia: Télavi
- Greece: Mytilène.
- India: Daurala(*), Kolhapur, Nashik(*).
- Ireland: Bushmills, Dublin, Cork, Midleton.
- Italiy: Canelli.
- Mexico: Arandas(*), Tequila.
- Netherlands: Tilburg.
- Poland: Poznan
- Portugal: Bombarral(*), Lamego(*).
- Czech Rep.: Karlovy-Vary, Bohatice.
- UK: Aberlour Distillery, Allt A Bhainne Distillery(*), Benriach Distillery(*), Braeval Distillery(*), Caperdonich Distillery(*), Edradour Distillery, Glen Grant Distillery(*), Glen Keith Distillery(*), Glenallachie Distillery, Longmorn Distillery(*), Strathisla Distillery(*), The Glenlivet Distillery(*), Paisley(*), Kilwinning, Newbridge(*), Balgray Bonded(*), Dalmuir Bond(*).
- Russia: Sokolovo.
- Venezuela: Carupano

(*) Seagram production centers taken over by Pernod Ricard at the end of 2001.

Major trademarks:

- Ricard, Pastis 51, Pernod, Mini
- Suze.
- Dubonnet.
- Scotch Whiskies Clan Campbell, Aberlour, White Heather, House of Lords, Glenforres, Chivas Regal (*), The Glenlivet (*), Glen Grant (*), 100 Pipers (*), Something Special (*).
- Irish Whiskeys Jameson, Bushmills, Paddy, Power.
- Bourbon Wild Turkey.
- Whisky canadien Royal Canadian.
- Whiskies locaux Royal Stag (*), Dunbar (*), Natu Nobilis (*), Blenders Pride (*).
- Cognacs Martell (*), Bisquit, Renault.
- Armagnac Marquis de Montesquiou, Calvados Busnel, Brandies Dorville, Brandies Ararat.
- Rhum Havana Club, Montilla(*).
- Tequila Viuda de Romero, Olmeca(*).
- Liqueurs Dita, Zoco, Amaro Ramazzotti, Sambuca, Fior di Vite, Mariposa, Ocho Hermanos, Millwood, Eoliki.
- Gin Larios, Cork Dry Gin, Seagram's Gin(*), Genièvre Legner, vodkas Huzzar, Altaï, Petroff, Wyborowa, Zubrowka(**), Orloff(*).
- Vins Cruse, Alexis Lichine, Victor Bérard, Pasquier Desvignes.
- Jacob's Creek, Wyndham, Richmond Grove, Etchart, Palacio de la Vega, Long Mountain, Terra Andina.
- Canei, Carrington, Café de Paris, Carlton, Blancs de fruits.

(*) Seagram brands taken over by Pernod Ricard (these brands did not contribute to operating income in 2001).
(**) concessions.

Companies operating in the segment:

- Pernod Ricard Europe and its subsidiaries: PR Larios (Spain) and its subsidiary Palacio de la Vega, PR Swiss et B&C Trading (Switzerland), Ramazzotti (Italy), PR Deutschland (Germany), PR Austria (Austria), PR Nederland BV and its subsidiary Kerstens (Netherlands), Epom (Greece), Somagnum (Portugal), PR Sweden (Sweden), Brand Partners (Norway), World Brands Denmark, World Brands Finland, Alvita (Czech Rep.), PR Belux (Belgium), PR Rouss (Russia), Yerevan Brandy Company (Armenia).
- PR Asia and its subsidiaries: Casella Far East (Hong Kong), Perising (Singapore), Pernod Ricard Japan (Japan), Casella Taiwan (Taiwan), Perithaï (Thailand), PRK Distribution Ltd (Korea).
- Irish Distillers Group Plc and its subsidiaries: Irish Distillers Ltd (Ireland), Old Bushmills Distillery Ltd (Northern Ireland), Fitzgerald (Ireland), PR South Africa (South Africa).
- Campbell Distillers and its subsidiary Caxton Tower Wines.

- PR Americas and its subsidiaries: Austin Nichols and its subsidiary Boulevard Distillers, PR Canada, PR Argentina, PRC Diffusion (Caribbean), PR Mexico, El Muco (Venezuela), PR Colombia.
- Orlando Wyndham and its subsidiary Two Dogs
- Ricard and its subsidiaries.
- Pernod and its subsidiaries: Cusenier, Crus et Domaine de France.
- CSR.
- World Brands Duty Free and its subsidiary World Brands Duty Free Inc (USA).

The major clients of this division are mass distribution companies, wholesalers, bars, hotels and restaurants and specialty stores.

Spirits and Wine International

(EUR million)	2001	2000	1999	Change 2001/2000	Excluding currency effect
Net sales excluding taxes and duties	**1,372.3**	**1,249.8**	**1,068.3**	**9.8%**	**11.0%**
Cost of goods sold	(459.1)	(426.5)	(377.2)	7.6%	
Gross margin	**913.2**	**823.3**	**691.1**	**10.9%**	
Marketing and distribution expenses	(432.6)	(399.7)	(334.9)	8.2%	
production and overheads expenses	(242.1)	(217.1)	(187.0)	11.5%	
Operating profit	**238.5**	**206.5**	**169.2**	**15.5%**	**17.7%**

Note: The currency effect corresponds to the effect of currency variations on the conversion of foreign subsidiary accounts.

FRUIT PREPARATIONS AND SOFT DRINKS

	2001	2000	1999
Volumes sold (millions of liters)*	697	789	714
Employees	8,737	11,233	5,181

(*) Excluding flavors and fruit preparations.

9 production facilities in France:

- Anneville s/Scie,
- Domagné,
- Le Theil,
- Mâcon,
- Marmande,
- Mitry Mory,
- Rivesaltes,
- Valence,
- Vitrolles.

Sites sold in 2001 :

Fegersheim, La Courneuve, Meyzieux, Nuits Saint Georges, Signes,Vigneux s/Seine.

20 production and bottling facilities overseas:

- South Africa: Cape Town.
- Germany: Constance, Nauen.
- Argentina: Corronda.
- Australia: Sydney Mangrove Mountain.
- Austria: Kröllendorf.
- Korea: Seoul.
- USA: Anna Botkins (Ohio), Winter Haven (Florida), Fort Worth (Texas).
- Fidji: Fidji.
- Greece: The Piraeus.
- Mexico: Jacona.
- Poland: Ostrolenka, Bielsk Podlaski, Bialystok, Lowicz.
- Czech Rep.: Kaplice, Otavice.
- UK: Corby.

Sites sold in 2001 :

- Italy: Turin, Bergame
- USA: Carlstadt (New Jersey), Hieleah (Florida), Opelousas (Louisiane).
- Poland: Herby, Pinczow, Milejow.

Majors trademarks:

- Cidres La Cidraie, Loïc Raison, Duché de Longueville, Flagger, E33.
- Pacific.
- Minerva.
- Fortuna.

Brands sold in 2001 :

Orangina, Ricqlès, Banga, Brut de Pomme, Champomy, Pampryl, Pam-Pam, Agruma, Yoo-Hoo.

Companies operating in the segment:

- Ricard.
- PR Americas and its subsidiaries, dont notamment PR Argentina.
- SIAS-MPA and its subsidiaries: SIAS France, DSF (Germany), Ramsey et Flavors from Florida (USA), SIAS Foods UK, SIAS Australia, SIAS Mex and SIAS Port (Mexico), SIAS Korea, YB SIAS (Austria), SIAS Polska (Poland), SIAS Bohemia (Czech Rep.), SIAS Flavo Foods (South Africa), SIAS Regional (Argentina), South Pacific Foods (Fidji Islands).
- CSR.
- Orlando Wyndham.
- Agros (Poland)

Companies sold in 2001 :

San Giorgio Flavors, Italcanditi, Yoo-Hoo Industries, Orangina-Pampryl.

The major clients of this division are mass distribution companies, wholesalers, bars, hotels and restaurants and specialty stores. The Fruit Preparations activity mainly consists of food industry groups.

Fruit preparations and soft drinks

(EUR million)	2001	2000	1999	Change 2001/2000	Excluding currency effect
Net sales excluding taxes and duties	**1223.7**	**1360.0**	**1084.0**	**(10.0%)**	**(12.0%)**
Cost of goods sold	(600.4)	(670.5)	(515.1)	(10.5%)	
Gross margin	**623.3**	**689.5**	**568.9**	**(9.6%)**	
Marketing and distribution expenses	(252.0)	(272.7)	(231.4)	(7.6%)	
Production and overheads expenses	(303.5)	(342.3)	(262.8)	(11.3%)	
Operating profit	**67.8**	**74.5**	**74.7**	**(9.0%)**	**(10.2%)**

Note: The currency effect corresponds to the effect of currency variations on the conversion of foreign subsidiary accounts.

DISTRIBUTION

	2001	2000	1999
Employees	2,214	2,105	1,903

Companies operating in the segment:

- B.W.G. and its subsidiaries J&J Haslett, Appleby, Bargain Booze, Saxton & Sons, Daunts et Rounds

Distribution

EUR million	2001	2000	1999	Change 2001/2000	Excluding currency effect
Net sales excluding taxes and duties	**1,413.6**	**1,262.5**	**937.6**	**12.0%**	**13.4%**
Cost of goods sold	(1,252.7)	(1,104.0)	(814.5)	13.5%	
Gross margin	**160.9**	**158.5**	**123.1**	**1.5%**	
Marketing and distribution expenses	(94.6)	(88.2)	(64.5)	7.3%	
Production and overheads expenses	(27.7)	(25.6)	(23.5)	8.4%	
Operating profit	**38.6**	**44.7**	**35.0**	**(13.8%)**	**(12.3%)**

Note: The currency effect corresponds to the effect of currency variations on the conversion of foreign subsidiary accounts.

FIXED ASSETS BY BUSINESS SEGMENT

EUR million	12/31/2001
Spirits and Wine	3,821
Fruit preparations and soft drink	249
Distribution	102
Total fixed assets	**4,172**

NOTE 16 - PRINCIPAL CONSOLIDATED COMPANIES

Company	Head Office	% interest 12/31/2001	% interest 12/31/2000	Consolidation method	Register
Pernod Ricard S.A.	142, boulevard Haussmann, 75379 Paris Cedex 08	Head office	Head office		582,041,943
PR Finance	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	349,785,238
Santa Lina	2, rue de Solférino, 75007 Paris	100	100	Full.	045,920,105
Ricard	4 et 6, rue Berthelot, 13014 Marseille	100	100	Full	303,656,375
- Galibert & Varon	Lignères, 16170 Rouillac	99.98	99.98	Full	457,208,437
Pernod	120, avenue du Maréchal Foch, 94015 Créteil	100	100	Full	302,208,301
- Cusenier	142, boulevard Haussmann, 75008 Paris	100	100	Full	308,198,670
- Crus et Domaines de France	23, parvis des Chartrons, 33074 Bordeaux	100	100	Full	384,093,290
- Société des Produits d'Armagnac	Route de Cazaubon 32800 Eauze	100	100	Full	395,820,087
Pernod Ricard Europe	2 rue de Solférino, 75340 Paris Cedex 07	100	100	Full	302,453,592
- Alvita (Czech Rep.)	Kancelar Praha, AMERICKA 11, 120 00 Praha 2	100	100	Full	
- PR Larios (Spain)	Calle César Vallejo, 24 (Poligono Industrial Guadalhorce), 29004 Malaga	100	100	Full	
- Pernod Ricard Swiss (Switzerland)	44, route de St-Julien, 1227 Carouge, Genève	100	100	Full	
- Ramazzotti (Italy)	Corso Buenos Aires, 54, 20124 Milano	100	100	Full	
- PR Portugal (Portugal)	Avenida de Foste 4, 2795 Carnaxide	95.5	95.5	Full	
- PR Deutschland (Germany)	Schloss Strasse 18-20, 56068 Koblenz	100	100	Full	
- PR Austria (Austria)	Bruennerstrasse 73, 1210 Wien	100	100	Full	
- PR Nederland (Netherlands)	De Kroonstraat 1, 5048 AP Tilburg	100	100	Full	
- PR Hellas (Greece)	L, Anthousas av., 15344 Pallini, ATTIKI	99.98	99.98	Full	
- PR Belgium (Belgium)	104/106 rue Emile Delvastraat, 1020 Bruxelles	100	100	Full	
- PR Rouss (CEI)	Setchenovski Per 7-1, 119034 Moscou	100	100	Full	
- PR Sweden AS (Sweden)	Box 6703, Ynglingagatan 18, Box 2752, 11385 Stockholm	100	100	Full	
- Brand Partners A/S (Norway)	PO Box 2752, Meltzersgt 4, 0204 Oslo	50	50	Full	
- PR Denmark (Denmark)	Homemansgate 36 A, PO Box 861, 2100 Copenhagen 0	100	100	Full	
- PR Finland (Finland)	Salomonkatu 17 A 3 rd Floor, 00100 Helsinki	100	100	Full	
- Yerevan Brandy Company (Armenia)	2, Isakov Avenue, 375082 Yerevan, Republic of Armenia	100	100	Full	
- Casa Dels Licors	Avinguda Santa Coloma, numero 123 de la parroquia d'Adorra la Vella	100	0	Full	
- Tinville	2, rue de Solférino 75007 Paris	100	100	Full	328,524,780
PR Asia	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	410 241 814
- Pernod Ricard Japan K.K. (Japan)	5F Sumitomo Fudosan Idabashi Bldg, 2-3-21Koraku, Bunkyo-ku, Tokyo 112-0004 Japan	100	100	Full	
- Casella Far East Ltd. (Hong Kong)	1007-8 New Kowloon Plaza - 38 Tai Kok Tsui Road, Kowloon, Hong Kong	100	100	Full	
- Casella Taïwan (République de Chine)	10F -2 No 191, Fu Hsin North Road, Taipei, Taiwan ROC	100	100	Full	
- Perithaï (Thailand)	2533 Sukhumvit Rd, Bangchack Praekhanong, Bangkok 10250	100	100	Full	
- PR Malaysia (Malaysia)	11 & 13 Jalan U1/32 Hicorn Glenmarie Industrial Park 40000 Shah Alam Selangor West Malaysia CO NO 256918	100	0	Full	
- Martell Far East Trading Ltd (Hong Kong)	Unit 2318, 23rd Floor, Miramar Tower, 132 Nathan Road, Tsimshatsui, kowloon, Hong Kong	100	0	Full	
- Shangai Yi Jia (China)	Rm 12031 – 12032 HSBC Tower, N° 101 Yincheng East Road, Pudong New Area, Shanghai 200120	100	0	Full	
- Seagram Thailand Co. Ltd. (Thailand)	2545 Seagram House, New Petchaburi Road, Suanluang, Bangkok 10250	100	0	Full	
PR Americas	142, boulevard Haussman, 75379 Paris cedex 08	100	100	Full	410,239,792
- PRC Diffusion (Caribbean)	Z.I. Californie, Immeuble Synergie, Centre d'affaires, 97232 Le Lamentin Martinique (F.W.I)	100	100	Full	390,984,912
- PR Canada (Canada)	4878 Levy suite 200 St-Laurent HAR 2P1 Quebec	100	100	Full	
- PR Mexico (Mexico)	Ejercito Nacional n°216, Piso 15, Colonia Anzures 11590 Mexico D.F	100	100	Full	
- Seagram do Mexico (Mexico)	Manuel Reyes Veramendi, Col. San Miguel Chapultepec, 11850 Mexico D.F	100	0	Full	
- JDC S.A de C.V (Mexico)	Avenida del Tequila N°1, Colonia Arandas, Jalisco, C.P 47180, Mexico	100	0	Full	
- JDCServices S.A de C.V (Mexico)	Avenida del Tequila N°1, Colonia Arandas, Jalisco, C.P.47180, Mexico	100	0	Full	
- PR USA (Austin Nichols) (USA)	777 Westchester Avenue White-Plains New York 10 604	100	100	Full	
- Boulevard Distillers (USA)	777 Westchester Avenue, White Plains, New York 10604	100	100	Full	
- Lawrenceburg Distillers and Importers, LLC (USA)	777 Westchester Avenue , White Plains, New York 10604	100	0	Full	
- Yoo-Hoo Industries (USA)	156, East, 46th Street, New York N.Y. 10017	0[1]	100	Full	

Company	Head Office	% interest 12/31/2001	% interest 12/31/2000	Consolidation method	Register
PR CESAM (Central and South America)	2 rue de Solférino 75007 Paris	100	0	Full	439,906,843
- PR Argentina (Argentina)	Edificio Lomas de San Isidro Plaza, avenida Fondo de la Legua 936 2 piso 2, B1640EDO Martinez Buenos Aires	100	100	Full	
- PR Venezuela (Venezuela)	Avenida Principal los Cortijos de Lourdes, Edificio centro los Cortijos de Lourdes, Piso 2, Oficina N°24, Apartado postal 62249, 1070 Caracas	100	100	Full	
- Pramsur (Uruguay)	Colonia 981, escritorio 305 Montevideo	100	100	Full	
- PR Chile (Chile)	Las Urbinas 81, Oficina 1 A, Providencia, Santiago, Chile	100	100	Full	
- PR Colombia (Colombia)	Calle 103, N°21-60, Piso 1, Bogota	100	100	Full	
- PR Brasil (Brazil)	Avenida Fernando de Cerqueira Cesar, Coimbra, 210 06465-090 Barueri, Sao Paulo	100	100	Full	
- Seagram do Brasil (Brazil)	Avenida Fernando de Cerqueira Cesar, Coimbra, 210 06465-090 Barueri, Sao Paulo	100	0	Full	
Agros (Poland)	UL. Chalubinskiego 8 00-613 Warszawa, Poland	97.9	37	Full	
- Agros Investments S.A	Warszawa 00-613 ul.Cha ubi skiego 8	100	100	Full	
- Agros Trading Sp. Zo.o	Warszawa 00-613 ul.Cha ubi skiego 8	99.5	99.2	Full	
- Agros Fortuna Sp.zo.o	Tarczyn 05-555	90	89.9	Full	
- ZPC Agros Optima S.A	Od 90-959 ul.A.Struga 61	90.4	89.9	Full	
- Agros-Herby Sp.zo.o	Herby 42-284 ul.Powsta cow 1 skich 1	81.8	81.7	Full	
- PPM Agros-Koszalin S.A	Koszalin 75-209 ul.Bojownikow o Wolno i Demokracj 15	58.2	58.2	Full	
- Agrolas Sp.zo.o	Koszalin 75-124 ul.Mieska I-go 31	99.5	99.2	Full	
- ZPC Skawa S.A	Wadowice 34-100 ul. Dr.Jozefa Putka 1	51.6	51.6	Full	
- CH Odnia Koszalin Sp.zo.o	Koszalin 75-124 ul.Mieska I-go 31	51.3	51.3	Full	
- Agros Farmy i Myny Sp.zo.o	Pozna 61-680 ul.Gronowa 22	0[(1)]	99.9	Full	
Wyborowa	UL. Chalubinskiego 8 00-613 Warszawa, Poland	80	0	Full	
- Campbell Distillers (UK)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
- White Heather Distillers (UK)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
- Aberlour Glenlivet Distillery (UK)	West Byrehill, Kilwinning, Ayrshire KA 136 LE	100	100	Full	
- Caxton Tower (UK)	8-10 Lampton Road, Hounslow Middlesex-TW3 1HY, Grande Bretagne	100	100	Full	
World Brands Duty Free (UK)	924, Great West Road, Brentford, Middlesex TW8-9DY	100	100	Full	
- Chivas Brothers (UK)	Central House (Lampton Block) 3 Lampton Road, Hounslow Middlesex TW3 1HY	100	0	Full	
- Chivas 2000	111/113 Renfrew Road Paisley PA3 4DY	100	0	Full	
- Chivas Brothers Americas Ltd	111/113 Renfrew Road Paisley PA3 4DY	100	0	Full	
- Chivas Brothers Europe Ltd	111/113 Renfrew Road Paisley PA3 4DY	100	0	Full	
- Chivas Brothers Japan Ltd	111/113 Renfrew Road Paisley PA3 4DY	100	0	Full	
- The Glenlivet Distillers Ltd	111/113 Renfrew Road Paisley PA3 4DY	100	0	Full	
- Hill Thomson & Co Ltd	111/113 Renfrew Road Paisley PA3 4DY	100	0	Full	
- PR Newco 1 Ltd	8-10 Lampton Road, Hounslow, Middlesex, TW3 1JL	100	0	Full	
- PR Newco 2 Ltd	8-10 Lampton Road, Hounslow, Middlesex, TW3 1JL	100	0	Full	
- PR Newco 3 Ltd	8-10 Lampton Road, Hounslow, Middlesex, TW3 1JL	100	0	Full	
- PR Newco 4 Ltd	8-10 Lampton Road, Hounslow, Middlesex, TW3 1JL	100	0	Full	
Irish Distillers Group Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- Irish Distillers Limited (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- The Old Bushmills Distillery Co Ltd (Northern Ireland)	Distillery Road, Bushmills, Co Antrim BT57 BXH	100	100	Full	
- Fitzgerald & Co. Ltd (Ireland)	11-12 Bow Street, Dublin 7	100	100	Full	
- Dillon Bass Limited (Northern Ireland)	Distillery Road, Bushmills, Co Antrim BT57 BXH	63	63	Full	
- Watercourse Distillery Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- BWG Group Ltd (Ireland)	Bow Street Distillery, Smithfield, Dublin 7	100	100	Full	
- BWG Foods Ltd (Ireland)	Greenhills Road, Walkinstown, Dublin 12	100	100	Full	
- BWG (NI) Limited (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- J&J Haslett Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- Lurgan Cash & Carry Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- W.G. Windrum Son & Co Ltd (Northern Ireland)	20, The Cutts, Derriaghy, Dunmurry, Belfast, BT 17 9HR	100	100	Full	
- BWG Wholesale (UK)	Mead Avenue, Houndstone Business Park, Yeovil, Somerset BA22 8RT	100	100	Full	
- Appleby Westward Group Plc (UK)	Bridge House, 48-52 Balddwin Street, Bristol	100	100	Full	
- Bellevue Cash & Carry Ltd (UK)	30 Mc Donald Place, Edinburgh EH7 4NH, Scotland	100	100	Full	
- Goodwins of Hanley Ltd (UK)	Speedwell Road, Parkhouse East, Newcastle-under-Lyme, Staffordshire ST5 7RG	100	100	Full	
- T&A Symonds Ltd (UK)	Mead Avenue, Houndstone Business Park, Yeovil, Somerset BA22 8RT	100	100	Full	
- E.V Saxton & Sons Ltd (UK)	Victor House, Bay Manor Lane, West Thurrock, Essex RM20 3LL	100	100	Full	

Company	Head Office	% interest 12/31/2001	% interest 12/31/2000	Consolidation method	Register
- A.R. Daunt & Co. Limited (UK)	Ardon House, Churchill Park, Colwick, Nottingham NG4 2HF	100	100	Full	
- Bargain Booze Ltd	Millbuck Way, Sandbach, Chehire CW11 3YA	100	100	Full	
- Pernod Ricard South Africa Ldt (South Africa)	Corner Quantum & Proton Streets ; Techno Park, Stellenbosch 7600	100	100	Full	
Comrie Plc (Ireland)	61 Fitzwilliam Square, Dublin 2 (siège statutaire)	100	100	Full	
Martell	7, place Edouard Martell 16100 Cognac	100	0	Full	342,438,892
- Augier Robin Briand	36 rue Gabriel Jaulin 16100 Cognac	100	0	Full	905,721,205
- Société des Domaines Viticoles Martell	7 Place Edouard Martell 16100 Cognac	100	0	Full	319,836,649
- Martell and cie Pty Ltd (South Africa)	24 Bloem street PO BOX 978 CAPE TOWN 8000	100	0	Full	
- I.C.H	142 boulevard Haussman 75008 Paris	100	0	Full	349,073,339
- Renault Bisquit	Domaine de Lignières 16170 Rouillac	100	100	Full	905,420,170
Pernod Ricard Australia (Australia)	33 Exeter Terrace, Devon Park SA 5008, Australia	100	100	Full	
- Orlando Wyndham Group Pty Limited	33 Exeter Terrace, Devon Park SA 5008, Australia	97.9	97.9	Full	
- Two Dogs	9b Glen Osmond Road, Eastwood, Australia	100	100	Full	
- Simeon Wines	170 Greenhill Road Parkside SA 5063, Australia	13.35 (2)	13.35	N.C.	
- Orlando Wyndham New Zealand Limited	11 Anzac Street, Takapuna, Auckland, New Zealand	100	100	Full	
Compagnie Financière des Produits Orangina	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	100	100	Full	56,801,254
- Orangina Pampryl	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0 (1)	100	Full	56,807,0764
- Centre d'Elaboration des Concentrés Orangina	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0 (1)	100	Full	382,255,016
- L'Igloo	7, Première Avenue, 13127 Vitrolles	0 (1)	50	M.E.E.	085,720,217
- The New Drinks Company	595, rue Pierre Berthier, Domaine de St Hilaire, 13855 Aix en Provence Cedex 3	0 (1)	100	Full	404,907,941
Compagnie Financière CSR	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	552,024,275
- Pampryl	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	035,680,016
- CSR SA	160 avenue Paul Vaillant Couturier, 93126 La Courneuve Cedex	99.2	99.2	Full	321,875,007
- Ulti	rue de la Longueraie, 91270 Vigneux-sur-Seine	0 (1)	94.8	Full	339,330,599
SIAS-MPA	142, boulevard Haussmann, 75379 Paris Cedex 08	100	100	Full	436,380,521
- SIAS-France	17, avenue du 8-mai-1945, 77295 Mitry-Mory	100	100	Full	341,826,006
- Ramsey Laboratories (USA)	6850 Southpointe Parkway, Brecksville, Ohio 44141	100	100	Full	
- Flavors From Florida (USA)	203 Bartow Municipal Airport, Bartow, Florida 33830-9599	100	100	Full	
- DSF Gmbh (Germany)	Lilienthalstrasse 1, D.78467 Konstanz	60	60	Full	
- SIAS Port (Mexico)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	Full	
- SIAS Mex (Mexico)	Martinez de Navarrete 83B, Col. Francisco Villa, 59845 Jacona, Michoacan	100	100	Full	
- SIAS Australia (Australia)	CNR George Downs Drive & Wisemans Ferry Road, Central Mangrove, NSW 2250	100	100	Full	
- SIAS Korea (Korea)	77-1 Kanak-Dong, Songpa-Ku, Séoul	95.6	95.6	Full	
- SIAS Foods UK Ltd (UK)	Oakley Hay Lodge, Great Fold Road, Corby Northamptonshire NN 18 AS	100	100	Full	
- SIAS (Dachang) Foods Ingredient co.Ltd	1707 Room, AMEC Plaza, No.2 Dong San Huan Nan Road, Chao Yang District, P.C 100022, Beijing, Rep. Pop de chine	70	70	Full	
- YB SIAS GmbH (Austria)	A-3363 Kröllendorf	50	50	Full	
- SIAS Polska (Poland)	UL. Lawska 2, 07-410 Ostroeka	93.1	93.1	Full	
- SIAS Regional (Argentina)	Lima 229, 3° Piso, (CP 1073) Capital Federal, Buenos Aires	67	67	Full	
- SIAS Bohemia (Czech Rep.)	Pohorska 290,38241 Kaplice, République Tchèque	100	100	Full	
- South Pacific Foods (Fidji)	POB 80, Nayama Road, Sigatoka, Fidji Islands	100	100	Full	
- SIAS Flavo Food (South Africa)	10 Brigid Road, Diep River, 7945 Cape Town	75	75	Full	
- Italcanditi (Italy)	Via Cavour, 10, 24066 Pedrengo (BG)	0 (1)	54.3	Full	
- San Giorgio Flavors (Italy)	Via Fossata 114, 10147 Torino	0 (1)	100	Full	
Peri Mauritius	10, Frère Félix de Valois Street, Port Louis, Mauritius	100	100	Full	
United Agencies Limited	75 - 76 Adchini 2F Sri Aurobindo Marg. New Delhi, India	74	74	Full	
Seagram India Ltd.	5th Floor, Tower A, Global Business Park, Mehrauli – Gurgaon Road Gurgaon 122 002 Haryana	90	0	Full	

(1) These companies were sold during 2001. Consequently, they are not consolidated after December 31, 2001. Net income from the companies between January 1, 2001 and their date of sale has been accounted for under Pernod Ricard income.
(2) Simeon Wines is no longer consolidated after January 1, 2001.

Auditors' report

Ladies and Gentlemen

In compliance with the assignment entrusted to us by your shareholders' annual general meeting, we have audited the accompanying consolidated financial statements of PERNOD RICARD drawn up in Euros, for the year ended 31 December 2001.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of any material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the group's financial position and its assets and liabilities, and of the results of the group's operations included in the consolidation, in accordance with accounting principles generally accepted in France.

We also verified the information given in the group management report of the Board of Directors. We have no comment as to the fair presentation and the conformity with the consolidated financial statements of this information.

Paris, April 16, 2002

The Statutory Auditors

CCC – Jean Delquié
Benoît Fléchon

S.E.C. A.&L. Genot
Groupe RSM Salustro Reydel
Alain Genot

Mazars & Guérard
Mazars
Frédéric Allilaire - Xavier Charton

Pernod Ricard

Parent Company financial statements

Pernod Ricard

Limited company with capital of 174 798 646 €
Head office: 142, bd Haussmann, 75008 Paris / Tel.: 01.40.76.77.78 - Fax: 01.42.25.95.66
R.C.S. Paris B 582 041 943 (5834194)

Income statement

EUR million	12.31.2001	12.31.2000	12.31.1999
Royalties	39,282	36,788	35,415
Other income	28,048	26,912	26,913
Reversals of provisions	13	0	16
Total operating income	**67,343**	**63,700**	**62,344**
Outside services	(58,800)	(54,715)	(50,103)
Taxes and duties	(1,144)	(1,115)	(1,027)
Payroll expenses	(10,324)	(7,996)	(7,080)
Depreciation, amortization and provisions	(906)	(913)	(847)
Other expenses	(318)	(339)	(329)
Total operating expenses	**(71,492)**	**(65,078)**	**(59,386)**
Operating profit	**(4,149)**	**(1,378)**	**2,958**
Income from equity investments	143,744	78,630	130,481
Other interest and related income	6,187	4,979	4,967
Reversals of provisions	0	0	2,283
Currency translation gains	3,688	6,133	571
Gains on disposals of marketable securities	0	0	893
Total financial income	**153,619**	**89,742**	**139,195**
Provisions	(4,027)	0	0
Interest and related expenses	(37,049)	(31,978)	(9,902)
Currency translation losses	(85)	(108)	(163)
Total financial expenses	**(41,161)**	**(32,086)**	**(10,065)**
Net financial income (expense)	**112,458**	**57,656**	**129,130**
Pretax profit before exceptional items	**108,309**	**56,278**	**132,088**
Exceptional incomes	2,718,029	2,927	6,445
Exceptional expenses	(2,922,754)	(5,466)	(11,731)
Net exceptional income (expense)	**(204,725)**	**(2,539)**	**(5,286)**
Income before income taxes	**(96,416)**	**53,739**	**126,802**
Income taxes	21,878	15,089	7,072
Net income	**(74,538)**	**68,828**	**133,874**

Pernod Ricard S.A.
Parent Company Balance Sheet

ASSETS

EUR million	12.31.2001 Gross value	12.31.2001 Depreciation amortization and provisions	12.31.2001 Net value	12.31.2000 Net value	12.31.1999 Net value
Intangible assets	**34,408**	**(1,591)**	**32,817**	**33,283**	**33,354**
Licenses, trademarks	34,408	(1,591)	32,817	33,283	33,354
Property, plant and equipment	**6,865**	**(3,923)**	**2,942**	**2,689**	**2,795**
Land	960	0	960	960	960
Buildings	2,319	(1,195)	1,124	1,160	1,197
Machinery and equipment	154	(151)	3	4	2
Other	3,432	(2,577)	855	565	636
Investments	**2,014,129**	**(7,822)**	**2,006,807**	**1,240,352**	**1,092,949**
Equity investments	1,315,894	(7,469)	1,308,425	833,605	724,956
Receivables related to equity investments	692,410	(353)	692,057	303,071	361,903
Loans	18	0	18	28	28
Other	37	0	37	6,491	6,062
Own shares	5,770	0	5,770	97,157	0
Total fixed assets	**2,055,402**	**(13,336)**	**2,042,066**	**1,276,324**	**1,129,098**
Advances and down payments to suppliers	**285**	**0**	**285**	**193**	**215**
Operating receivables	**17,706**	**0**	**17,706**	**17,271**	**14,950**
Trade and other accounts receivable	12,343	0	12,343	12,883	11,548
Other	5,363	0	5,363	4,388	3,402
Sundry receivables	**307,543**	**0**	**307,543**	**46,392**	**66,849**
Marketable securities	**109,189**	**(3,685)**	**105,504**	**116,756**	**102,759**
Cash	**134,735**	**0**	**134,735**	**11,924**	**546**
Total current assets	**569,458**	**(3,685)**	**565,773**	**192,536**	**185,319**
Prepaid expenses	**1,945**	**0**	**1,945**	**8,502**	**595**
Deferred expenses	**865**	**0**	**865**	**1,313**	**3,512**
Currency translation adjustment	**13,707**	**0**	**13,707**	**0**	**0**
Total accruals	**16,517**	**0**	**16,517**	**9,815**	**4,107**
Total assets	**2,641,377**	**(17,021)**	**2,624,356**	**1,478,675**	**1,318,524**

LIABILITIES AND SHAREHOLDERS' EQUITY

EUR million	12.31.2001	12.31.2000	12.31.1999
Share capital	174,799	171,922	171,922
Additional paid-in-capital	37,667	37,955	37,955
Reserves	330,858	330,570	330,570
Legal reserve	17,480	17,192	17,192
Regulated reserves	313,378	313,378	313,378
Retained earnings	402,654	440,603	405,552
Net income	(74,538)	68,828	133,874
Regulated provisions	144	151	159
Total shareholders' equity	871,584	1,050,029	1,050,032
Provisions for contingencies	210,879	3,768	3,571
Long-term debt	1,201,499	148,919	129,994
Non-convertible bond loans	60,980	60,980	60,980
Borrowings and loans from lending institutions	1,108,591	26,809	6,410
Perpetual Subordinated Notes (T.S.D.I.)	31,928	33,401	34,875
Other long-term debt	0	27,729	27,729
Current liabilities	42,968	19,972	12,611
Trade and other accounts payable	34,157	14,200	8,484
Taxes and social security	8,811	5,772	4,127
Sundry liabilities	286,097	254,755	87,119
Income taxes	84,921	0	0
Other	201,176	254,755	87,119
Total liabilities	1,530,534	423,646	229,724
Deferred income	347	431	0
Currency translation adjustment	10,982	801	5,197
Total accruals	11,329	1,232	5,197
Total liabilities and shareholders' equity	2,624,353	1,478,675	1,318,524

Pernod Ricard S.A.
Cash-Flow statement

EUR million	12/31/01
Net income	(74,538)
Depreciation of fixed assets	459
Change in provisions	207,470
Gains on disposals of fixed assets	(67,784)
Cash flow	**65,607**
Change in working capital need	(106,795)
Cash provided by operating activities	**(41,188)**
Acquisition of property, plant and equipment (net of disposals)	27,322
Acquisition of investments (net of disposals)	(726,930)
Cash used in investment activities	**(699,608)**
Increase in capital	0
Dividends paid and additional tax on distribution	(103,900)
Cash used in financing activities	**(103,900)**
Change in net debt	**(844,696)**
Net debt at the beginning of the year	(175,240)
Net debt at the end of the year	**(1,019,936)**

Notice on the presentation of the Cash-Flow Statement:
The change in net debt consists of the change in loans, long-term debt and cash. The net debt consists of:

EUR million	01/01/02
Loans and long-term debt	(1,201,498)
Current Account creditor balance with PR Finance	(58,677)
Marketable securities	105,504
Cash	134,735
Closing net debt	**(1,019,936)**

Notes

Prior to appropriation for the fiscal year ended December 31, 2001, the balance sheet amounts to 2,624,356,607 euros and the statement of income shows a loss of 74,537,884 euros.

The fiscal year covers a period of 12 months, from January 1 to December 31, 2001.

Notes 1 to 18 below, which are presented in thousands of Euros, form an integral part of the financial statements.

The financial statements were approved on April 15, 2002 by the Board of Directors.

NOTE 1 - ACCOUNTING PRINCIPLES AND PRACTICES

General accounting conventions have been applied, with observance of the principle of prudence, in conformity with the basic hypotheses of:

- continuity of operations,
- consistency of accounting methods from one period to the next,
- independence of accounting periods,

and in conformity with the general rules for preparation and presentation of annual financial statements.

The historical cost method is the basic method maintained for assessing the value of the listed accounting items.

The main methods used are as follows:

1.1 Intangible Assets

Intangible assets have been valued according to the value of goodwill and trademarks established on the occasion of the merger between Pernod and Ricard in 1975, as well as subsequent mergers.

They are amortized when their market value falls below book value.

1.2 Property, Plant and Equipment

Property, plant and equipment are valued at acquisition cost (purchase price plus ancillary expenses, excluding acquisition expenses on fixed assets), with the exception of fixed assets acquired prior to December 31, 1976, which have been revalued.

Depreciation is calculated according to the straight-line or declining-balance method over the estimated useful life of the underlying assets. Average depreciation periods are as follows:

○ Buildings	50 years - straight-line
○ Fixtures and fittings	10 years - straight-line
○ Machinery and equipment	5 years - declining-balance
○ Automotive equipment	5 years - straight-line
○ Office furniture and equipment	10 years - straight-line or 4 years - declining-balance

1.3 Equity Investments, Other Investments and Marketable Securities

These are valued at contribution value or at acquisition cost net of ancillary expenses. Under legal provisions, certain securities have been revalued according to their value on December 31, 1976.

If at year-end the market value falls below book value, a provision for depreciation is made against the difference.

The inventory value of equity shares is equal to their current value, which generally corresponds to the subsidiary's portion of shareholders' equity represented by these securities.

In some cases the Company has also taken the business and financial potential of a subsidiary into account with particular reference to net restated assets.

Shares acquired under employee stock option plans are recorded as marketable securities and valued in function of the purchase price paid by the beneficiaries for the shares.

1.4 Receivables

Receivables are recorded at their nominal value. A provision for depreciation is made in the event that the market value falls below book value.

1.5 Regulated Provisions

The regulated provisions shown on the balance sheet include the special provision for revaluation of depreciable goods.

1.6 Foreign Currency Transactions

Income and expenses arising from currency translation differences are recorded at their exchange value on the transaction date. Payables, receivables and cash equivalents in foreign currency are recorded on the balance sheet at their year-end exchange rates. The differences arising from the discounting of payables and receivables at these rates are recorded on the balance sheet as currency translation adjustments. Unrealized exchange losses are subject to a provision for risks, at full value.

1.7 Financial instruments: exchange

The Group uses financial instruments (exchange swaps) to manage and reduce its exposure to exchange rate fluctuations.

These instruments are used to hedge assets and liabilities.

When such contracts qualify as hedges, profits and losses on the contracts are accounted for during the same financial period as the hedged item; where they do not qualify, the changes in market value of these instruments are recorded as a profit or loss for the period.

1.8 Operating Provisions

In addition to the usual provisions for accrued expenses, PERNOD RICARD also sets aside a provision to meet retirement-related commitments.

1.9 Income Taxes

In application of Article 209.6 of the French General Tax Code, PERNOD RICARD had benefited from an authorization concerning fiscal consolidation for tax purpose since January 1, 1977.

Beginning on January 1, 1988, the Company opted for the new tax system governing groups.

The tax savings and deficits transferred to the parent company by the subsidiaries under this new accounting treatment are recognized as other liabilities when they are temporary and then booked as a corporate income tax when they are finally assigned to PERNOD RICARD.

On the other hand, the gains and surplus costs of fiscal consolidation incurred by the parent company are recognized in the profit and loss account in the year in which they occur.

1.10 Transfer of cash activity to PR Finance S.A.

As of December 1, 1995, PERNOD RICARD transferred its cash centralization activity and financing activity for PERNOD RICARD's needs and those of its subsidiaries (mainly the european subsidiaries) to PR Finance S.A., a wholly-owned subsidiary.

In connection with the centralized currency exchange procedure, from now on, PR Finance S.A. will handle the multilateral compensation of intra-group sales flows (netting) and the coverage of currency exchange exposure of subsidiaries.

Finally, PR Finance S.A. is also responsible for grouping interest rate hedging for PERNOD RICARD and its subsidiaries.

NOTE 2 - FIXED ASSETS

	Gross value at 01.01.01	Increase	Decrease	Gross value at 12.31.01	Historical gross value prior to revaluation
Intangible assets	34,945	336	(873)	34,408	34,408
Property plant and equipment	7,049	552	(736)	6,865	6,052
Equity investments and other investments	1,247,013	3,442,216	(2,675,100)	2,014,129	1,983,534
TOTAL	1,289,007	3,443,104	(2,676,709)	2,055,402	2,023,994

Transactions for the fiscal year may be broken down as follows:

Acquisition of equity investments (1)	2,946,285
Increases in capital	100,091
Increases in receivables related to equity investments	393,846
Other investments	1,994
TOTAL	3,442,216
Disposals of equity investments (1)	(2,570,394)
Decreases in receivables related to equity investments	(4,860)
Other investments	(99,846)
TOTAL	(2,675,100)

(1) The majority of the Seagram shares acquired were immediately resold to various Group companies. This explains the high sums on the acquisition and disposal lines for equity interests. This deal represents the majority of the exceptional result of the year.

NOTE 3 - DEPRECIATION AND AMORTIZATION

	Jan. 1, 2001	Increase	Decrease	Dec. 31, 2001
Intangible assets	747	160	(230)	677
Property, plant and equipment	4,360	299	(736)	3,923
TOTAL	5,107	459	(966)	4,600

NOTE 4 - PROVISIONS

	Jan. 1, 2001	Increase	Decrease	Dec. 31, 2001
Regulated provisions				
◦ Special depreciation expense	0	0	0	0
◦ Special revaluation reserve	151	0	(7)	144
Total 1	151	0	(7)	144
Provisions for contingencies				
◦ Exchange losses	0	4,026	0	4,026
◦ Provisions for taxes	1,621	1,095	(394)	2,322
◦ Other provisions	2,147	202,397	(13)	204,531
Total 2	3,768	207,518	(407)	210,879
Provisions for depreciation and amortization				
◦ On intangible assets	914	0	0	914
◦ On investments	6,661	1,161	0	7,822
◦ Other provisions	4,482	0	(797)	3,685
Total 3	12,057	1,161	(797)	12,421
TOTAL PROVISIONS	15,976	208,679	(1,211)	233,444

PROVISIONS FOR RISKS AND CHARGES:

- The provision for currency risks relates to unrealized currency losses on the syndicated loan used to finance the Seagram acquisition, which had not been hedged.

- Of the fiscal provision, approximately 0.8 million euros corresponds to deferred tax resulting from fiscal consolidation, the balance being for miscellaneous fiscal risks.
- Other provisions principally include an exceptional provision associated with the takeover and restructuring

approximately 0.8 million euros for retirement and pension provisions.

PROVISIONS FOR DEPRECIATION:

- Other provisions

Shares acquired in conjunction with the stock option plans established in 1994, 1996, 1997, 1999, 2000 and 2001 have been valued by reference to the beneficiaries' purchase price for the shares.

NOTE 5 - MATURITY OF RECEIVABLES AND LIABILITIES

1) RECEIVABLES	Gross amount	Current portion	Long-term portion
FIXED ASSETS			
○ Receivables related to equity investments	692,410	685,827	6,583
○ Loans	18	0	18
○ Other investments	5,807	5,807	0
CURRENT ASSETS	539,458	539,458	0
TOTAL	1,237,693	1,231,092	6,601

2) LIABILITIES	Cost	Current portion	Long-term portion
Non-convertible bond loans	60,980	60,980	0
Borrowings and loans from lending institutions	1,108,591	410,802	697,789
Perpetual Subordinated Notes (T.S.D.I.)	31,928	1,473	30,455
Long-term debt	0	0	0
Current liabilities	42,968	42,968	0
Sundry liabilities	286,097	193,009	93,088
TOTAL	1,530,564	709,232	821,332

NOTE 6 - VARIOUS BALANCE SHEET ITEMS

Balance sheet item (gross value)	Related companies	Amount concerning companies in which interest is held
Equity investments	914,662	401,232
Receivables related to equity investments	692,072	338
Trade and other accounts receivable	12,343	
Other receivables	239,250	
Long-term debt	0	
Trade and other accounts payable	1,498	
Other liabilities	194,084	15

NOTE 7 - REVALUATION

Changes in special provision for revaluation. Reversals of provisions amount to € 7,605.

NOTE 8 - ACCRUED INCOME AND ACCRUED EXPENSES

Accrued income

Accrued income included in following balance sheet items	Amount
◦ Receivables related to equity investments	2,746
◦ Other investments	0
◦ Trade and other accounts receivable	14,236
◦ Other receivables	539
◦ Cash	67
TOTAL	**17,588**

Accrued expenses

Accrued expenses included in following balance sheet items	Montant
◦ Borrowings and loans from lending institutions	49,094
◦ Other long-term debt	0
◦ Operating debts	24,031
◦ Other liabilities	100
TOTAL	**73,225**

NOTE 9 - COMPOSITION OF CAPITAL STOCK

In accordance with the decision of the Board of Directors of July 18, 2001, the capital stock has been adjusted by deduction from retained earnings and conversion to euros on October 31, 2001. As at December 31, 2001, the capital stock amounts to 174,798,646 euros comprising 56,386,660 shares.

An amount has also been transferred from "issue premiums" to the legal reserve in order to maintain this reserve at a level of 10% of equity capital.

NOTE 10 - PERPETUAL SUBORDINATED NOTES ("TSDI")

On March 20, 1992, PERNOD RICARD issued outside of France perpetual subordinated notes (TSDI), for a nominal amount of FF 400 million (approximately 61 million euros).

The TSDI's are qualified as "repackaged" *following the signing with a third party of an agreement* concurrent with the issue.

The net available balance totaled € 31,928,075 at 31 December 2001 and appears under the "long-term debt" heading.

This outstanding debt reflects the proceeds from the issue adjusted for the portion of non-deductible interest.

NOTE 11 - NON-CONVERTIBLE BOND LOANS

PERNOD RICARD issued a zero coupon bond in the amount of FF 400 million (approximately 61 million euros), with a 6 year maturity, indexed on changes in PERNOD RICARD stock.

The interest paid at maturity will equal a maximum of 120% of the amount borrowed, or an annual interest rate of approximately 14%.

PR Finance S.A., a wholly-owned subsidiary of PERNOD RICARD, swapped this interest for a 3-month Euribor rate.

NOTE 12 - SYNDICATED LOAN FOR THE SEAGRAM ACQUISITION

For the Seagram acquisition, PERNOD RICARD subscribed in part to a syndicated loan for a principal amount of 1,056 million euros on December 31, 2001.

This amount includes a bridge loan for the issue of the OCEANE bonds for 520,5 million euros.

This funding has been secured by guarantees as given in Note 14.

NOTE 13 - BREAKDOWN OF INCOME TAXES

	Total	Operating income	Exceptional income
Income before income taxes	(96,416)	108,309	(204,725)
Income taxes prior to consolidation	1,826	1,619	207
Net gain of tax consolidation	20,052		
Net income	**(74,538)**		

NOTE 14 - FINANCIAL COMMITMENTS

	Amount
COMMITMENTS GIVEN	
Guarantees on behalf of subsidiaries	3,171,132*
Guarantees on behalf of third parties	1,057
TOTAL	3,172,189

* including a guarantee granted to PR FINANCE S.A. in 2001 of 982,6 million euros, relating to the syndicated loan for the Seagram acquisitition, loans and commercial paper. Total guarantees for the Seagram acquisitition involving other PERNOD RICARD subsidiaries amounted to 2,073 million euros.

In setting up the syndicated loan, PERNOD RICARD pledged the main brands it owns plus shares in the principal subsidiaries of the Pernod Ricard Group to the banks.

Pursuant to the provisions of section 17, Companies (Amendment) Act, 1986 (Republic of Ireland) PERNOD RICARD has guaranteed for the years ended 31 December 1997 to 2001, the liabilities of the following subsidiaries: Comrie Ltd., Irish Distillers Group Ltd., Irish Distillers Ltd., The West Coast Cooler Co. Ltd., Watercourse Distillery Ltd., Fitzgerald & Co. Ltd., Ermine Ltd., Gallwey Liqueurs Ltd., Smithfield Holdings Ltd., Irish Distillers Holdings Ltd.

LEASEBACK	
Disposal value	21,343
Lease term	15 years
Accrued lease payments as at 12.31.2001	29,395
Oustanding lease payments	
◦ due within one year	857
◦ due in one to five years	1,178
◦ due in over five years	-
Final redemption value	nil
Amortization in 2001	67

NOTE 15 - INCREASES AND REDUCTIONS IN DEFERRED TAX LIABILITY

Nature of temporary differences	Amount of tax
INCREASES	
Reserves for taxation:	
◦ Capital gains from 1976 merger	
Increase in future tax liability	None
REDUCTIONS	
Reserves not deductible in the accounting year:	
◦ Organic	1,377
◦ Retirement indemnities	281
Reduction in future tax liability	1,658

The applicable tax rate is the rate in effect in 2002, that is 35,43%.

NOTE 16 - AVERAGE STAFFING 2001

	Staff	Available to the company
Managers	41	
Supervisors and technicians	10	
Employees (1)	5	1
TOTAL	56	1

(1) plus two apprentices not included.

NOTE 17 - ROYALTIES

Royalties received under the licensing agreements detailed in paragraph 2.2 of the auditors special report are proportional to sales

PERNOD RICARD receives no other compensation from its subsidiaries for general purpose and coordinating tasks.

NOTE 18 - SUBSIDIARIES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2001

EUR million	Capital	Shareholders' equity before appropriation of income	% interest	Book value of shares Gross	Book value of shares Net	Loans	Guarantees and pledges	Net sales	Net income	Dividends
SHAREHOLDINGS EXCEEDING 1% OF PERNOD RICARD'S CAPITAL (1)										
Ricard, 4 et 6, rue Berthelot, 13014 Marseille	54,000	135,051	99.98	67,227	67,227	-	-	427,654	(1,950)	44,820
PR USA (ex Austin Nichols), 777 Wechester Avenue White Plains, N.Y. 10604 (USA)	1	343,187	100.00	168,118	168,118	167,038	726,134	285,390	19,758	-
Pernod, 120, avenue du Maréchal-Foch, 94015 Créteil	39,332	123,728	99.99	94,941	94,941	-	-	286,714	687	9,558
Cie Financière des Produits Orangina, 17, bd de l'Europe BP 241 13747 Vitrolles cedex	9,986	322,678	99.97	39,587	39,587	-	-	54,912	291,502	12,344
Pernod Ricard Europe, 2, rue de Solférino, 75340 Paris Cedex 07	40,000	46,674	99.99	36,402	36,402	-	-	10,218	(3,632)	-
Cie Financière CSR, 160, av. Paul Vaillant Couturier 93126 La Courneuve Cedex	16,600	136,727	99.57	91,767	91,767	-	-	5,031	23,177	-
Campbell, West Byrehill, Kilwinning, Ayrshire - KA 136 LE (Scotland)	12,011	118,251	95.98	40,198	40,198	-	-	222,179	9,637	6,199
Santa Lina, 2 et 2 bis, rue de Solférino 75007 Paris	3,240	173,112	99.96	6,742	6,742	138,523	-	-	13,448	-
PR Finance, 142, boulevard Haussmann 75008 Paris	11,600	3,084	99.99	16,220	16,220	-	982,621	-	(8,468)	-
Résidences de Cavalière, 83290 Cavalière	3,140	908	99.98	3,125	908	1,277	-	54	(668)	-
PR Australia, 33 Exeter Terrace, Devon Park SA 5008 (Australia)	127,945	252,821	99.99	151,789	151,789	-	-	312,815	40,246	-
Comrie, Temple Chambers 3, Burlington Road Dublin 4 (Ireland)	64,832	281,342	99.98	64,833	64,833	256 024	120	-	65,014	68,618
Yerevan Brandy Company, 2, Admiral Isakov Avenue, Yerevan 375092 (Republic of Armenia)	20,589	28,266	100	27,856	27,856	-	22,694	27,134	12,203	-
Etablissements Vinicoles Champenois, 5, place du Général Gouraud 51100 Reims	71,675	82,191	99.99	100,955	100,418	-	410,354	-	(18,154)	-

(1) This schedule excludes detailed information relating to the net book value of non-consolidated shares held in former Seagram subsidiaries

INFORMATION REGARDING OTHER SUBSIDIARIES AND INTERESTS

EUR million	Capital	Shareholders' equity before appropriation of income	% interest	Book value of shares Gross	Book value of shares Net	Loans	Guarantees and pledges	Net sales	Net income	Dividends
SUBSIDIARIES:										
- French				209	209	83,519	-	-	-	-
- Foreign				4,363	1,128	45,560	6,257	-	-	1,732
INTERESTS:										
- French				406	406	-	-	-	-	-
- Foreign				401,156	399,676	132	-	-	-	-

Five-year Summary

In euros	1997	1998	1999	2000	2001
Financial position at year-end					
Share capital	171,921,818	171,921,818	171,921,818	171,921,818	174,798,646
Number of shares issued	56,386,660	56,386,660	56,386,660	56,386,660	56,386,660
Number of convertible bonds	-	-	-	-	-
Total results of operations					
Net sales excluding taxes and duties	-	-	-	-	-
Income before income taxes, depreciation, amortization and provisions	168,338,070	171,979,391	128,015,125	55,261,384	110,838,645
Income taxes	(5,882,057)	6,916,158	7,072,514	15,088,284	21,877,829
Income after income taxes, depreciation, amortization and provisions	166,506,685	176,644,630	133,874,023	68,827,725	(74,537,885)
Dividends distributed	81,662,864	84,579,990	90,218,656	90,218,656	101,495,988
Results per share					
Income after income taxes, before depreciation, amortization and provisions	3.09	3.17	2.40	1.25	2.35
Income after income taxes, depreciation amortization and provisions	2.95	3.13	2.37	1.22	(1.32)
Dividends per share	1.45	1.50	1.60	1.60	1.80
Adjusted dividend per share	1.45	1.50	1.60	1.60	1.80
Personnel					
Number of employees	46	47	49	49	56
Total payroll	5,889,097	4,544,983	4,930,059	5,729,006	7,403,821
Employee benefits	2,258,357	1,832,102	2,149,730	2,267,518	2,919,785

Review of Dividends Distributed during the past Five years(1):

Fiscal year	Date of payment	Net Amount in €	Tax credit in €	Total in €	Overall total in €
1996	01/14/1997	0.61	0.30	0.91	
	05/14/1997	0.67	0.34	1.01	1.92
1997	01/14/1998	0.64	0.32	0.96	
	05/13/1998	0.81	0.40	1.21	2.17
1998	01/12/1999	0.72	0.36	1.09	
	05/11/1999	0.78	0.39	1.16	2.25
1999	01/12/2000	0.75	0.375	1.125	
	05/10/2000	0.85	0.425	1.275	2.40
2000	01/11/2001	0.80	0.40	1.20	
	05/10/2001	0.80	0.40	1.20	2.40
2001	01/10/2002	0.80	0.40	1.20	(a)

The dividends, for which payment has not been requested, are made out to the Public Treasury five years after payment.

(a) The definitive amount of the 2002 dividend will be announced after the General Shareholders Meeting.

(1) For comparative purposes, historical data in French francs for 1996, 1997, 1998, 1999 and 2000 has been converted into euros and rounded to the nearest hundredth euro.

Investment inventory as at December 31, 2001

In euros

FRENCH SECURITIES IN WHICH THE SHAREHOLDING EXCEEDS EUR 15,000

	Number of shares	Net book value
EVC	234,991	100,418,157
Pernod	2,579,984	94,940,630
Compagnie Financière CSR	802,007	91,766,478
Ricard	1,749,990	67,227,023
CFPO	11,907	39,587,134
PR Europe	999,989	36,401,518
PR Finance	1,414,994	16,220,484
Santa Lina	15,618	6,742,193
Résidences de Cavalière	205,950	908,240
SCI du Domaine de Cavalière	18,820	329,775
Galibert et Varon	4,992	117,463
I.C.H.	400	40,000
Pronatec	2,000	38,112
PR Americas	1,751	26,694
Germe	750	22,867
PR Asia	1,114	16,983
SNC CRPF-PR	100	15,245
Subtotal		**454,818,996**
Other French companies'shares		7,682
Interests in unlisted foreign companies		853,598,661
Total		**1,308,425,339**

Statutory Auditors' reports

GENERAL REPORT ON THE FINANCIAL STATEMENTS

Ladies and Gentlemen:

In compliance with assignment entrusted to us by your General Shareholders Meetings, we hereby report to you for the year ended December 31, 2001, on:

- The audit of the accompanying financial statements of PERNOD RICARD, established in euros,
- The specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the company's financial position and its assets and liabilities as of, and of the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

2. Specific examinations and information

We also performed the specific verifications required by law in accordance with the professional standards applied in France.

We have no comments as to the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the percentage interests and votes held by shareholders.

In accordance with the law, we verified that the management report contains the appropriate disclosures as to the acquisition of shares and controlling interests.

Paris, April 16, 2002

The Statutory Auditors:

CCC – Jean Delquié
Benoît Fléchon

S.E.C. A.&L. Genot
Groupe RSM Salustro Reydel
Alain Genot

Mazars & Guérard
Mazars
Frédéric Allilaire - Xavier Charton

SPECIAL REPORT OF THE AUDITORS ON COMPANY AGREEMENTS SUBJECT TO REGULATION

Year ended December 31, 2001

Ladies and Gentlemen,

In our position as Auditors of your company, we present herewith our report on company agreements subject to regulation.

In application of article L. 225-40 of the Code of Commerce, we have been advised of the agreements that have been the subject of the prior authorisation of your Board of Directors.

It does not fall within the scope of our mission to search out the existence of agreements, but to communicate to you, on the basis of information that we are given, the nature and essential characteristics of those agreements we have been advised of without giving any opinion on their utility or purpose. Under the terms of article 92 of the decree of 23 March 1967, it is for you to judge whether it is advantageous to enter into these agreements and give your approval to them.

We have carried out our tasks in accordance with professional standards; these standards require the exercise of due diligence in ensuring that the information we are provided with is consistent with the underlying documents it is based on.

1. PREVIOUSLY AUTHORIZED AGREEMENTS MADE DURING THE YEAR

At its Meetings on March 15, September 19 and December 18, your Board of Directors authorized the signing of the following agreements:

1-1. Acquisition of cfpo shares

Acquisition of two CFPO (Compagnie Financière des Produits Orangina) shares held by Mr and Mrs Jean Claude BETON for 7,622.45 euros each.

Director concerned: Mr Jean Claude BETON.

1-2. Reclassification of Seagram assets

When the arrangement for the receipt of SEAGRAM assets was set up, your company contracted various interest-free loans with its subsidiaries, for the same sum as the acquisition price of the assets concerned. The loans contracted were immediately eliminated by reselling these assets to the various subsidiaries.

SUBSIDIARIES	ASSETS	AMOUNT €	DIRECTORS
SANTA LINA	Martell & Co Barton Guestier receivable	237,882,086	Mr. Patrick RICARD Mr. Thierry JACQUILLAT
PR ASIA	various Asian assets	14,721,427	Mr. Patrick RICARD Mr. Thierry JACQUILLAT
PERI MAURITIUS LTD	Seagram India	3,513,958	Mr. Patrick RICARD Mr. Thierry JACQUILLAT
PR CESAM	Seagram do Brazil	61,247	Mr. Richard BURROWS Mr. Pierre PRINGUET
PR AMERICAS	Mexican subsidiaries	121,108,610	Mr. Patrick RICARD Mr. Thierry JACQUILLAT
AUSTIN NICHOLS	various assets including Brazilian assets	44,144,807	Mr. Patrick RICARD Mr. Thierry JACQUILLAT Mr. Pierre PRINGUET Mr. Richard BURROWS
PR NEWCO 1	Chivas Brothers LTD	2,070,889,111	Mr. Richard BURROWS Mr. Rafael GONZALEZ GALLARZA
PR NEWCO 2	Glenlivet Distillers LTD	106,651,849	Mr. Richard BURROWS Mr. Rafael GONZALEZ GALLARZA

1-3. Loans granted by Pernod Ricard to its subsidiaries

1-31. PR Asia

◦ Joint Directors: Mr Patrick RICARD and Mr Thierry JACQUILLAT

◦ Interest-free loan to the company PR ASIA of 83,518,931 euros for the purpose of PR ASIA's acquisition of asian assets.

1-32. Austin Nichols

◦ Directors and Executive Officers involved: Mr Patrick RICARD, Mr Thierry JACQUILLAT, Mr Pierre PRINGUET and Mr Richard BURROWS

◦ Loan to AUSTIN NICHOLS of 167,037,862 euros, with interest paid at Euribor plus 1.55% for the purpose of acquiring SEAGRAM assets.

1-33. Santa Lina

◦ Joint Directors: Mr Patrick RICARD and Mr Thierry JACQUILLAT

◦ Loan to SANTA LINA of 138,523,119 euros, with interest paid at Euribor plus 1.55% in connection with SANTA LINA's contribution to financing PR NEWCO 5.

1-4. Loan to PR Finance

◦ Directors and Executive Officers involved: Mr Patrick RICARD, Mr Thierry JACQUILLAT, Mr Richard BURROWS and Mr Pierre PRINGUET.

◦ Loan for an initial amount of 17,426,115 US dollars increasing to 82,869,008 US dollars, with interest paid at Libor plus 1.55%, for the purposes of financing the buyout of various assets as part of the SEAGRAM acquisition.

1-5. Pledge of brands, receivables and financial instruments

Banking finance put in place for the SEAGRAM acquisition was accompanied by granting collateral to banks under the following terms and conditions:

◦ Pledge of financial instrument accounts relating to equity interests owned by PERNOD RICARD.

◦ Pledge of PERNOD RICARD's principal French, European and international brands.

◦ Pledge of intra-Group loan receivables.

The purpose of these agreements is to guarantee the repayment of all sums made available to PERNOD RICARD SA, and each of the additional borrowers (PR Finance, Etablissement Vinicoles Champenois, Austin Nichols, PR Larios, PR Newco 1 and PR Newco 2).

◦ Directors and Executive Officers involved: Mr Patrick RICARD, Mr Thierry JACQUILLAT, Mr Rafael GONZALEZ GALLARZA, Mr Richard BURROWS and Mr Pierre PRINGUET

1-6. Joint guarantee agreements

PERNOD RICARD granted joint guarantee commitments to banks, to guarantee all the sums owed by additional borrowers under the loan contract of March 28, 2001.

(PR Finance, Etablissements Vinicole Champenois, Austin Nichols, PR Larios, PR Newco 1, and PR Newco 2).

◦ Directors and Executive Officers involved: Patrick RICARD, Mr Thierry JACQUILLAT, Mr Rafael GONZALEZ GALLARZA, Mr Richard BURROWS and Mr Pierre PRINGUET.

2. AGREEMENTS MADE IN PREVIOUS YEARS WHICH WERE EXECUTED DURING THIS FISCAL YEAR

In addition, pursuant to the Decree of March 23, 1967, we have been informed that the following agreements, approved in previous years, have been made during the last fiscal year.

2-1. Advances and guarantees granted to subsidiary companies

2-11. PR Finance

◦ Joint Directors: Mr Patrick RICARD and Mr Thierry JACQUILLAT

◦ Issue of an irrevocable and unconditional guarantee to PR Finance for holders of commercial paper, paid for by a commission of 0.10% per annum. The sum guaranteed totaled 255,500,000 euros at December 31, 2001.

A total of 935,762 euros (ex. tax) has been invoiced by your company under this contract.

◦ Issue of an irrevocable and unconditional guarantee to PR Finance in favor of CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL DE PARIS ILE DE FRANCE for the repayment of principal and interest on initial financing of 30,489,803 euros granted by that company to PR Finance, until maturity on August 22, 2002.

This guarantee is compensated by an annual commission of 0.10% of the sums guaranteed.

A total of 16,651 euros (ex. tax) has been invoiced by your company for the outstanding balance of 10,163,267 euros.

◦ Issue of an irrevocable and unconditional guarantee to PR Finance in favor of CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL DE PARIS ILE DE FRANCE for the repayment of principal and interest on initial financing of 12,195,921 euros granted by that company to PR Finance, until maturity on March 31, 2005.

This guarantee is compensated by an annual commission of 0.10% of the sums guaranteed.

A total of 10,344 euros has been invoiced by your company for the outstanding balance of 9,756,737 euros.

◦ Issue of an irrevocable and unconditional guarantee to PR Finance in favor of CAISSE D'EPARGNE PROVENCE ALPES CORSE, for the repayment of principal and interest on initial financing of 45,734,705 euros granted by that company to PR Finance, until maturity on March 14, 2007.

This guarantee is compensated by an annual commission of 0.10% of the sums guaranteed.

A total of 45,734 euros has been invoiced by your company for the outstanding balance of 45,734,705 euros.

2-12. Comrie

◦ Joint Directors: Mr Patrick RICARD and Mr Thierry JACQUILLAT

◦ An unremunerated advance whose debit balance was 256,023,537 euros as at 31st December;2001.

◦ Guarantee in favour of SOCIETE GENERALE covering bonds (loans notes) to the amont of 120,231 euros as at 31 December 2001.

2-2. Concession des marques

In fulfillment of brand licence agreements renewed for a period of 10 years from 1 January 1995, and concession agreements entered into from 1 January 1996, your company has invoiced for this year the following companies:

2-21. Ricard

◦ Joint Directors: Mr Patrick RICARD permanent representative of PERNOD RICARD, and Mr Thierry JACQUILLAT.

○ For a total amount of 24,861,871 euros (ex. tax)

2-22. Pernod

◦ Joint Directors: Mr Patrick RICARD permanent representative of PERNOD RICARD, Mr Thierry JACQUILLAT and Mr François GERARD.

◦ For a total amount of 12,524,817 euros (ex. tax)

2-23. Cusenier

◦ Joint Directors: Mr Patrick RICARD permanent representative of PERNOD RICARD, Mr Thierry JACQUILLAT and Mr François GERARD.

◦ For a total amount of 989,292 euros (ex. tax)

2-24. Compagnie Financière des Produits Orangina – CFPO

◦ Joint Directors: Mr Patrick RICARD permanent representative of SANTA LINA, Mr Thierry JACQUILLAT permanent representative of PERNOD RICARD and Mr Jean-Claude BETON.

◦ For a total amount of 30,586 euros (ex. tax)

2-25. Orangina Pampryl

◦ Joint Directors: Mr Patrick RICARD, Mr Thierry JACQUILLAT permanent representative of PERNOD RICARD and Mr Jean-Claude BETON.

◦ For a total amount of 340,632 euros (ex. tax).

Paris, April 16, 2002

The Statutory Auditors:

CCC – Jean Delquié
Benoît Fléchon

S.E.C. A.&L. Genot
Groupe RSM Salustro Reydel
Alain Genot

Mazars & Guérard
Mazars
Frédéric Allilaire - Xavier Charton

Special report 2001

Dear Shareholders,

As Statutory Auditors for the Company PERNOD RICARD and pursuant to the engagement prescribed in Article L. 225-209, para. 4 of the Code of Commerce, with regard to capital reduction by the cancellation of bought-out shares, we hereby present you with our report on the proposed operation.

We have examined the capital reduction operation by performing the testing we considered necessary based on French professional standards.

This operation falls within the scope of the authorization for your company to purchase its own shares, for up to 10% of its capital, within the terms prescribed in Article L. 225-209, para. 4 of the Code of Commerce. This purchase authorization is separately proposed to the Annual General Meeting for its approval, for an eighteen-month period.

Your Board of Directors is asking you to delegate it full powers, for a two-year period, to cancel up to 10% of the company's share capital, by eliminating the shares acquired under the program authorizing your company to buy its own shares.

We have no comment to make on the causes and conditions of the proposed capital reduction, but would remind you that this can only be achieved insofar as your Shareholders' Meeting first authorizes the company to buy back its own shares.

Paris, April 16, 2002

The Statutory Auditors:

CCC – Jean Delquié
Benoît Fléchon

S.E.C. A.&L. Genot
Groupe RSM Salustro Reydel
Alain Genot

Mazars & Guérard
Mazars
Frédéric Allilaire - Xavier Charton

Resolutions

I - ORDINARY RESOLUTIONS

FIRST RESOLUTION

The Annual General Shareholders' Meeting, having duly noted the contents of the Management Report and the Auditors' Reports for the year ended December 31, 2001 and after presentation of the income statement, balance sheet and notes for the financial year, showing a loss of 74,537,884.53 euros, do hereby approve the financial statements, balance sheet, notes and all transactions reflected therein, as presented to the Meeting.

SECOND RESOLUTION

The Annual General Shareholders' Meeting, having noted the contents of the Management Report and the Auditors' Reports on the consolidated financial statements as of December 31, 2001, as presented to the Meeting, do hereby approve these financial statements.

The Annual General Shareholders' Meeting grants full and final discharge to the Board of Directors for its management in the year 2001.

THIRD RESOLUTION

The Annual General Shareholders' Meeting approves the allocation of income proposed by the Board of Directors and recognizes that the distributable earnings for the year are calculated as follows:

Net loss for the financial year	- 74,537,884.53 €
Retained earnings	402,654,182.33 €
Distributable earnings	**328,116,297.80 €**

It resolves to allocate the distributable earnings as follows:

Allocation to the special reserve for long-term capital gains:	109,880,698.00 €
Sum necessary to pay shareholders, as a primary dividend, a sum equal to 6% of equity capital or 0.186 euro per share:	10,487,918.76 €
Sum necessary to pay shareholders, as a supplementary dividend, 1.614 euro per share:	91,008,069.24 €
Additional tax on distribution	0.00 €
The remainder allocated to retained earnings	116,739,611.80 €
Total amount distributed	**328,116,297.80 €**

The General Shareholders' Meeting therefore sets the dividend for the year at 1.80 euro for each of the 56,386,660 shares giving rise to a tax credit of 0.90 euro per share (based on a 50% tax credit). The total dividend for the year amounts to 2.70 euros (based on a 50% tax credit). At the time of payment, dividends accruing to shares held by the Company will be deducted from the total dividends and will be allocated to the "retained earnings" account.

The Annual General Shareholders' Meeting resolves that this dividend corresponding to coupon No. 91 shall be paid on June 11, 2002:

- By crossed cheque for shares held in "pure registered" form;
- By credit to an account at a bank, investment company or custodian financial institution for shares held in "bearer" form or "registered administered" form,

for the above-specified amount of 1.80 euro per share less the interim dividend of 0.80 euro distributed on January 10, 2002.

The Annual General Shareholders' Meeting formally acknowledges to the Board of Directors that, pursuant to the provisions of Article 243 bis of the General Tax Code, the Board has given details of the amounts of the dividends distributed for the three preceding years and of the corresponding tax credit which were as follows:

	Nombre d'actions	Montant net	Avoir fiscal	Revenu global
1998	56 386 660	1,50 EUR	0,75 EUR	2,25 EUR
1999	56 386 660	1,60 EUR	0,80 EUR	2,40 EUR
2000	56 386 660	1,60 EUR	0,80 EUR	2,40 EUR

FOURTH RESOLUTION

The Annual General Shareholders' Meeting, giving a ruling on the Special Report presented by the Auditors pursuant to the legal provisions in force, approves the agreements detailed in that Report which were in effect or in the process of implementation during the fiscal year 2001.

FIFTH RESOLUTION

The Annual General Shareholders' Meeting renews the appointment of Ms. Françoise HEMARD as Director for a term of six (6) years which will expire at the end of the Annual General Shareholders' Meeting called in 2008 to approve the financial statements for the previous financial year.

SIXTH RESOLUTION

The Annual General Shareholders' Meeting renews the appointment of Mr. Rafaël GONZALEZ GALLARZA as Director for a term of six (6) years which will expire at the end of the Annual General Shareholders' Meeting called in 2008 to approve the financial statements for the previous financial year.

SEVENTH RESOLUTION

The Annual General Shareholders' Meeting elects Mr. Jean-Jacques LAFFONT as Director for a term of six (6) years which will expire at the end of the Annual General Shareholders' Meeting called in 2008 to approve the financial statements for the previous financial year.

EIGHTH RESOLUTION

The Annual General Shareholders' Meeting decides to increase the total amount of directors' fees to 382,000 euros for financial year 2002, which was previously set at 339,199 euros by the Annual General Shareholders' Meeting of May 2, 2000.

NINTH RESOLUTION

On the recommendation of the Board of Directors, the Annual General Shareholders' Meeting:

1/ Authorizes the Company, for a period of eighteen months, commencing on the date of this Meeting, to purchase its own shares, in an amount limited to 10% of the equity capital, equivalent to 5,638,666 shares based on the number of shares existing as of December 31, 2001 with the intention of the following, in decreasing order of priority:

- providing securities upon exercise of rights attached to stock with rights to reimbursement, conversion, exchange, coupon entitlement, or in any other way, entitling the holder to obtain shares of the company;
- regulating the share price by intervention in the market against the prevailing trend;

- selling, exchanging or transferring stock acquired in any way, depending on opportunities;

- granting shares to employees of the company or the Group, either by the allocation of share options, or in the context of employee participation in the results of the company's expansion, or according to any other legal method designed to encourage employee saving;

- the facility to cancel shares with the aim of optimizing earnings per share and return on equity.

The shares may be purchased by trading on the market or otherwise, especially by purchasing blocks of securities or by using other derivative financial instruments traded on a regulated or over-the-counter market, and implementing option strategies such as puts, on terms and conditions set by the market authorities. The portion of the program realized by the acquisition of blocks of securities may cover the entire share purchase program. The company reserves the right to use the program during a takeover period by purchasing and selling shares, if stock market regulations permit.

The maximum purchase price per share will be 150 euros, or the equivalent of this amount in any other currency.

The Company's own shares thus acquired may be sold up to a minimum price per share of 50 euros, or the equivalent of this amount in any other currency.

The maximum funds that may be used to carry out this program will be 845,799,900 euros, or the equivalent of this amount in any other currency.

2/ Gives full powers to the Board of Directors, within the limits defined above, to carry out, or have carried out on its behalf, any transactions falling within the scope of this resolution to complete any formalities required by the legislation and regulations in force, and generally to do all that is necessary.

This authorization cancels and replaces the similar authorization resolved by the Annual General Shareholders' Meeting of May 3, 2001, which it supersedes.

TENTH RESOLUTION

Having duly noted the contents of the Report of the Board of Directors and the Auditors' Reports, the Annual General Shareholders' Meeting authorizes the Board of Directors to reduce the equity capital in order to cancel some or all of the shares purchased pursuant to Article L 225-209 of the Code of Commerce that are not allocated to a stock option scheme to be awarded to senior executives and employee directors of the company or companies associated with it under the terms specified in Article L 225-180 of the Code of Commerce.

The maximum amount of the capital reduction authorized is 17,479,864.60 euros, based on the current equity capital.

The Annual General Shareholders' Meeting delegates to the Board of Directors all powers necessary to carry out the authorized capital reduction.

This authorization, which cancels and replaces the similar authorization resolved by the Annual General Shareholders' Meeting of May 2, 2000, is granted for a period of twenty-four months from the date of this Meeting.

ELEVENTH RESOLUTION

The Annual General Shareholders' Meeting decides that the delegations of powers granted to the Board of Directors by the Second and Third Extraordinary Resolutions of the Combined General Shareholders' Meeting on May 3, 2001, for the purpose of increasing the capital, will be suspended during offers to purchase or exchange securities issued by the company, except if the issue or issues of securities leading to the increase in capital have been approved in principle prior to receiving the offer.

This authorization is valid until the date of the Ordinary Annual General Shareholders' Meeting called to approve the financial statements for the year ending December 31, 2002.

TWELFTH RESOLUTION

The Annual General Shareholders' Meeting, having duly noted the contents of the Report of the Board of Directors, resolves:

- to harmonize the by-laws of the Company with the provisions of the French law of May 15, 2001;
- consequently, to amend Articles 10, 17, 20, 21, 23, 24, 27, 31 and 32 of the by-laws as follows;

A third paragraph, with the following wording, is added to Article 10:

Article 10
FORM OF THE SHARES

The Company is also entitled to request in particular, under the provisions of the Code of Commerce, the identity of the owners of securities whenever it considers that some owners of securities whose identity has been revealed to it are holders of shares on behalf of a third party

The remainder of the Article remains unchanged.

The text of Articles 17, 20, 21, 23, 24, and 27 is replaced by the following stipulations:

Article 17
DIRECTORS' SHARES

Except where the Code of Commerce dispenses with this obligation, every Director must own fifty shares in the Company throughout his/her term of office.

If, on the day of his/her appointment, a Director does not own the number of shares specified above, or if, during his/her term of office, he/she ceases to own that number, he/she will be deemed to have resigned his/her office if the position is not corrected within three months.

Article 20
OFFICE

The Board appoints a Chairman from among its members. This person, who must be an individual, may be appointed for a term of more than one year, but not exceeding the term of his/her appointment as a Director. The Board determines the Chairman's remuneration.

Whatever the period of his/her office, the Chairman may always be re-elected, subject to the following provisions. His/her appointment will terminate at the latest at the end of the first meeting of the Board of Directors held after he/she reaches the age of sixty, but the Board may always, with a majority of two-thirds of the votes of its members present and represented, by secret ballot, extend the appointment of the Chairman for a period of five years, then under the same terms and conditions for a second term of the same length of time, provided that the extension does not take him/her beyond the age of seventy years.

The Board may appoint one or more Vice-Chairmen whose exclusive functions are to chair meetings of the Board of Directors or General Shareholders' Meetings, in the absence of the Chairman.

The Chairman and Vice-Chairman may be removed from office at any time; they may be re-elected.

In the event that the Chairman and the Vice-Chairman (or Vice-Chairmen) are absent at a meeting of the Board of Directors, the functions of chairman for that meeting will be fulfilled by another Director appointed by the Board.

The Chairman of the Board of Directors represents the Board of Directors. He organizes and directs the work of the Board and gives an account thereof at the Annual General Shareholders' Meeting. He oversees the proper functioning of the Company's corporate governance bodies and, in particular, ensures that the Directors are able to carry out their engagement.

Article 21
MEETINGS

The Board meets as often as required in the interests of the company, either at its head office, or at any other place specified in the notice to attend. Meetings of the Board are convened at the discretion of the Chairman, or if he/she is not also in charge of executive management, the Chief Executive Officer, or if the Board has not met for more than two months, it can be convened at the request of at least one-third of the Directors.

Notice to attend meetings may be made by any means.

A Director may delegate one of his colleagues to represent him/her at a meeting of the Board, but each Director may only represent one of his/her colleagues. This provision is applicable to the permanent representative of a corporate entity director.

At least half the members of the Board must effectively be present for the Board's deliberations to be valid. Internal regulations may prescribe that for calculating a quorum and majority, Directors participating in the meeting by means of videoconference facilities under the terms and conditions prescribed by law and current regulations are deemed to be present.

Except where stipulated by these by-laws that a qualified majority is required for certain decisions to be adopted, decisions are taken by a majority vote of members present or represented, each Director having one vote and a Director standing proxy for one of his/her colleagues two votes; in the event of a split vote, the Chairman shall have the casting vote.

Article 23
POWERS OF THE BOARD

The Board of Directors determines the strategies of the company and oversees their implementation. Apart from powers expressly allocated to General Shareholders' Meetings and within the remit of the corporate objective, it deals with any issue concerning the smooth running of the company, and by its decisions rules on affairs involving the company.

In relations with third parties, the company is bound by decisions of the Board of Directors, even those which do not come under the corporate purpose, unless the company can prove that the third party knew that the decision exceeded the corporate purpose or that it could not have failed to know given the circumstances.

The Board of Directors conducts any audits and checks that it considers appropriate. Every Director receives all the information necessary for the accomplishment of his/her mission and can request any documents that he/she considers useful

The Board of Directors can decide to create committees responsible for researching issues that the Board or its Chairman submits to them for examination and opinion. It determines the composition and attributes of the committees which carry out their duties under the Board's responsibility.

Article 24
EXECUTIVE MANAGEMENT

I - Executive management is carried out under the responsibility of either the Chairman of the Board of Directors, or another individual chosen from among the members of the Board or from outside, who will assume the title of Chief Executive Officer.

The Board of Directors chooses between these two methods of executive management. The choice may be changed at any time. It will inform shareholders and third parties whichever the case, in accordance with current regulations.

In the event that the functions of Chief Executive Officer are carried out by the Chairman, the provisions of these by-laws relating to the Chief Executive Officer are applicable.

II - When executive management is not carried out by the Chairman of the Board of Directors, the Board of Directors appoints a Chief Executive Officer to whom the upper age limit set for the office of Chairman applies.

The Chief Executive Officer can be removed from office at any time by the Board of Directors. If there are no reasonable grounds for the decision, compensation may be paid, unless the Chief Executive Officer assumes the functions of Chairman of the Board of Directors.

The Chief Executive Officer is invested with the most extensive powers to act in the name of the company in all circumstances. He/she exercises these powers within the limits of the corporate purpose and subject to the powers expressly allocated by law to General Shareholders' Meetings and to the Board of Directors. He/she represents the company in relations with third parties in which he/she has unlimited powers.

III - On the recommendation of the Chief Executive Officer, the Board of Directors can appoint one or more Director(s) General, up to a maximum of five. The duties of a Director General terminate at the latest at the end of the first meeting of the Board of Directors held after he/she reaches the age of sixty, but the Board may always, with a majority of two-thirds of the votes of its members present and represented, by secret ballot, extend the appointment for a period of five years, subject to legal provisions.

Director(s) General may be chosen from among the members of the Board or from outside. They may be removed from office at any time by the Board on the recommendation of the Chief Executive Officer. If there are no reasonable grounds for the dismissal, compensation may be paid. If the Chief Executive Officer ceases, or is not in a fit state, to exercise his/her duties, unless the Board rules otherwise, the Director(s)

General retain their functions and attributes until a new Chief Executive Officer is appointed. In agreement with the Chief Executive Officer, the Board of Directors sets the extent and term of the powers delegated to Director(s) General. In relations with third parties, Director(s) General have the same powers as the Chief Executive Officer.

IV - The Board determines the amount and terms of remuneration for the Chief Executive Officer and Director(s) General.

Article 27
AGREEMENTS BETWEEN THE COMPANY AND A CHIEF EXECUTIVE OFFICER, DIRECTOR GENERAL, DIRECTOR, OR SHAREHOLDER

Any agreement arising between the company and its Chief Executive Officer, one of its Directors General, one of its Directors or one of its shareholders holding more than five per cent of the voting rights, or, for a shareholding company, the company controlling it, must be submitted to the procedure of authorization, verification and approval prescribed by the Code of Commerce.

The foregoing provisions do not apply to agreements relating to current operations made under standard conditions. However, such agreements must be communicated to the Chairman of the Board of Directors by the interested party. A list and details of the purpose of these agreements are sent by the Chairman to the Board of Directors and Auditors.

The first paragraph of Article 31 of the by-laws has been redrafted as follows, while the remainder of the Article remains unchanged:

Article 31
NOTICE TO ATTEND GENERAL SHAREHOLDERS' MEETINGS

The Annual General Shareholders' Meeting is called by the Board of Directors. Failing this, it can be called by the persons specified in the Code of Commerce, especially the Statutory Auditors, an agent appointed by the President of the Tribunal de Commerce making an urgent interim judgment at the request of shareholders representing at least 5% of the equity capital or, for an Extraordinary General Meeting, one-tenth of the shares of the interested category.

A third paragraph, drafted as follows, is added to I of Article 32, while the remainder of the Article remains unchanged:

Article 32
COMPOSITION AND ORGANIZATION OF GENERAL SHAREHOLDERS' MEETINGS

For the calculation of a quorum and majority, shareholders taking part in the Annual General Shareholders' Meeting by videoconference or telecommunications facilities, in accordance with regulatory provisions, are deemed to be present, provided that the Board of Directors decides that the use of such facilities is admissible prior to calling the Shareholders' Meeting.

THIRTEENTH RESOLUTION

The Annual General Shareholders' Meeting grants full powers, wherever necessary, to the bearer of a copy or extract of the minutes of this meeting for the purposes of registration or to carry out any attendant legal formalities for publication or otherwise.

1. GENERAL INFORMATION ON THE COMPANY

- Business name: PERNOD RICARD
- Head office: 142, Boulevard Haussmann, 75008 PARIS

PERNOD RICARD is a Société Anonyme incorporated in France with a Board of Directors governed by commercial law.

It was formed on 13 July 1939 for a period of 99 years which will expire on the same date of the year 2038.

The purpose of the company, as mentioned in article 2 of the statutes, can be summarised as follows:

"Directly or indirectly, the manufacture, purchase and sale of all wines, spirits and liqueurs, as well as alcohol and food products or raw materials. Investments in any industrial, commercial, agricultural, property, financial or other companies."

The company is registered at the Paris Commercial and Companies Registry under No. RCS 582 041 943 PARIS (58 B 4194).

Legal documents (e.g. articles of association, minutes of Shareholders' Meetings, reports of auditors) can be consulted at the head office, which is:

PERNOD RICARD
142, Boulevard Haussmann, 75008 PARIS

The financial year of the company commences on the first of January and finishes on the thirty-first of December.

Statutory allocation of profits

- From net profits, less, if applicable, previous years' losses, 5% to the legal reserve until it reaches the legal limit;
- From the excess, 6% as a first dividend;
- From the available surplus, by decision of the Shareholders' Meeting, to be either carried forward or allocated to a reserve fund;
- The balance is split among shareholders as an additional dividend;

The Ordinary Shareholders' Meeting is authorised to deduct from non-statutory reserves constituted in prior years, any amounts that it considers should be:

- either distributed to shareholders or allocated to a total or partial amortisation of shares;
- either capitalised or allocated to the redemption and cancellation of shares.

The Shareholders' Meeting deliberating on the accounts has the option of granting each shareholder, for some or all of the dividend distributed or advanced, an option to receive dividends either in the form of cash or shares.

Shareholders' Meetings

A voting right double that conferred on other shares, as regards the quota of authorised share capital that it represents, shall be attributed to all entirely paid-up shares that can be shown to have been registered in the name of the same shareholder for at least ten years, commencing on 12 May 1986 inclusive (Extraordinary Shareholders' Meeting of 13 June 1986).

Each member of the Shareholders' Meeting has as many votes as he possesses and represents in shares, up to 30% of voting rights. The representative of a shareholder exercises the same number of votes as his principal and with the same conditions and limits (Extraordinary Shareholders' Meeting of 13 June 1986).

Any natural person or corporate body who comes to possess a percentage holding greater than 0.5% of the authorised capital must inform the company of the total number of shares possessed by registered letter with acknowledgement of receipt, within a period of 15 days from the date on which the limit is exceeded. This notification must be repeated, under the same conditions, each time the limit is exceeded by each fraction of 0.5%, until the limit of 4.5% inclusive is reached (Extraordinary Shareholders' Meeting of 10 May 1988).

In the event of non-respect of the obligation mentioned in the preceding paragraph, shares in excess of the non-declared amount are deprived of voting rights at the request, set down in the minutes of the Shareholders' Meeting, of one or more shareholders holding 5% at least of the authorised capital for any Shareholders' Meeting that is held until expiration of the period set by article L 233-14 of the Code of Commerce following the date the notification is regularised (Extraordinary Shareholders' Meeting of 10 May 1988).

Further information concerning Shareholders' Meetings can be found in the Shareholder Information section.

Other mandates and responsibilities retained by members of the Board of Directors and representatives

Mr. Patrick Ricard (Chairman and Chief Executive Officer)

French Companies	Mandates
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Chairman and CEO
◦ FEVS (Fédération des Exportateurs de Vins et Spiritueux) 95, rue de Monceau - 75008 PARIS	President
◦ COMPAGNIE FINANCIERE CSR 160, avenue Paul-Vaillant-Couturier - 93126 LA COURNEUVE [2,3]	Director
◦ MARTELL & Co Place Edouard Martell BP 21 - 16100 COGNAC	"
◦ PERNOD RICARD EUROPE 2, rue de Solférino - 75007 PARIS [2,3]	"
◦ PR. FINANCE S.A. 142, boulevard Haussmann - 75008 PARIS	"
◦ PROVIMI 9-11, avenue Arago - 78190 TRAPPES	"
◦ SOCIETE GENERALE 29, boulevard Haussmann - 75009 PARIS	"
◦ SOCIETE PAUL RICARD Ile des Embiez Le Brusc - 83140 SIX-FOURS	"
◦ SOCIETE PAUL RICARD et Fils Ile des Embiez Le Brusc - 83140 SIX-FOURS	"
◦ CIDRERIES ET SOPAGLY REUNIS « CSR » 160, avenue Paul-Vaillant-Couturier - 93126 LA COURNEUVE	Permanent representative of S.A. PERNOD RICARD at the Board of Directors
◦ CUSENIER 142, boulevard Haussmann - 75008 PARIS	"
◦ JFA 160, avenue Paul-Vaillant-Couturier - 93126 LA COURNEUVE [1]	"
◦ PERNOD 120, avenue du Maréchal Foch - 94015 CRETEIL [1,2,3]	"
◦ RICARD 4 & 6, rue Berthelot - 13014 MARSEILLE [1,2,3]	"
◦ SANTA LINA 2,2 bis, rue de Solférino - 75007 PARIS	"
◦ PR AMERICAS 142, boulevard Haussmann - 75008 PARIS	Member of the Management Board
◦ PR ASIA 142, boulevard Haussmann - 75008 PARIS	"
◦ COMPAGNIE FINANCIERE DES PRODUITS ORANGINA (C.F.P.O.) [1,2] 595, rue Pierre Berthier - 13855 AIX-EN-PROVENCE	Permanent representative of SANTA LINA at the Board of Directors
◦ SOCIETE INDUSTRIELLE AGRICOLE DE LA SOMME MATIERES PREMIERES ALIMENTAIRES (SIAS-MPA) 142, boulevard Haussmann - 75008 PARIS [1]	"
◦ SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION (S.I.F.A.) [1] 199, boulevard Saint-Germain - 75007 PARIS	"

Foreign Companies	Mandates
◦ COMRIE PUBLIC LIMITED Company [1] Siège statutaire : Temple Chambers 3 Burlington Road - DUBLIN 4 (Irland) Siège de Direction : 142, boulevard Haussmann - 75008 PARIS	Chairman of the Board
◦ ABERLOUR GLENLIVET DISTILLERY Company Limited West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland) [1]	Director
◦ ALTADIS Eloy Gonzales, 10 - MADRID 28010 (Spain)	"
◦ ANCO do Brasil Inc. 777 Westchester Avenue - White Plains NEW YORK 10604 (USA) [1]	"
◦ AUSTIN NICHOLS and Co Inc. 777 Westchester Avenue – White Plains NEW YORK 10604 [1,2,3]	"
◦ AUSTIN NICHOLS Export Sales, Inc. 777 Westchester Avenue - White Plains NEW YORK 10604 (USA) [1]	"
◦ AUSTIN NICHOLS (International) Inc. 777 Westchester Avenue - White Plains NEW YORK 10604 (USA)	"
◦ BOULEVARD DISTILLERS AND IMPORTERS Inc. 777 Westchester Avenue - White Plains NEW YORK 10604 (USA) [1,2,3]	"
◦ BOULEVARD Export Sales Inc. 777 Westchester Avenue - White Plains NEW YORK 10604 (USA) [1]	"
◦ DISTILLERIE FRATELLI RAMAZZOTTI Spa 9, Via S. Pietro All'Orto - 20121 MILANO (Italy) [1,3]	"
◦ DUNCAN FRASER and Company Limited West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland) [1]	"
◦ GLENFORRES GLENLIVET DISTILLERY West Byrehill – KILLWINNING Ayreshire KA 13 6LE (Scotland) [1]	"
◦ HOUSE OF CAMPBELL Ltd West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland)	"
◦ IRISH DISTILLERS GROUP Ltd Smithfield - DUBLIN 7 (Irland) [1,2,3]	"
◦ MUIR MACKENZIE and Company Limited West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland) [1]	"
◦ PERIBEL 130 Chausée de la Hulpe - 1000 BRUXELLES (Belgium) [1]	"
◦ PERI MAURITIUS 10 Frère Félix de Valois Street - PORT LOUIS (Mauritius) [1]	"
◦ PERNOD RICARD SWISS 44, route de Saint-Julien - 1227 CAROUGE GENEVE (Switerland)	"
◦ PR LARIOS Calle Cesar Vallejo, 24 - 29004 MALAGA (Spain) [1,3]	"
◦ PR. NEDERLAND SPIRITS AND WINES B.V. De Kroonstraat 1 - 5048 AP TILBURG (Netherland) [1,3]	"
◦ POLAIREN TRADING LIMITED 25/28 North Wall Quay - DUBLIN 1 (Irland) [1,2]	"

(1) Mr. Thierry Jacquillat (Vice-Chairman) is also Director of this company

(2) Mr. Richard Burrows (Joint Managing Director) is also Director of this company

(3) Mr Pierre Pringuet (Joint Managing Director) is also Director of this company

(4) In order to simplify the presentation, the mandates of Director of Mr. Thierry Jacquillat, Richard Burrows or Pierre Pringuet in the companies already mentioned for Mr. Patrick Ricard, are indicated in the section concerning Mr. Patrick Ricard by a footnote at bottom page.

◦ POPULOUS TRADING LIMITED 25/28 North Wall Quay - DUBLIN 1 (Irland) [1] [2]	Director
◦ RAMSEY – SIAS Inc. 6850 Southpointe Parkway - BRECKVILLE 44141 (USA)	"
◦ SANKATY TRADING LIMITED 25/28 North Wall Quay - DUBLIN 1 (Irland) [1] [2]	"
◦ WHITE HEATHER DISTILLERS Limited West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland) [1]	"
◦ W. WHITELEY and Company Limited West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland) [1]	"
◦ WORLD BRANDS Duty Free Ltd 8-10 Lampton Road [1] HOUNSLOW Middlesex TW3 1JL (United Kingdom)	"
◦ CAMPBELL DISTILLERS Limited West Byrehill - KILWINNING Ayreshire KA 13 6LE (Scotland) [2]	Permanent representative of S.A. PERNOD RICARD at the Board of Directors
◦ HAVANA CLUB HOLDING S.A. 6, rue Heine - L-1011 Luxembourg (Luxemburg)	"

Mr. Thierry Jacquillat (Vice-Chairman) [5]

French Companies [4]	Mandates
◦ P.R. FINANCE S.A. 142, boulevard Haussmann - 75008 PARIS	Chairman of the Board
◦ SANTA LINA 2,2 bis, rue de Solférino - 75007 PARIS	"
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Vice-Chairman of the Board
◦ SOCIETE ANONYME ECOLE NORMALE DE MUSIQUE DE PARIS ALFRED CORTOT 114 bis, boulevard Malesherbes - 75017 PARIS	Vice-Chairman of the Board
◦ COMPAGNIE FINANCIERE CSR 160, avenue Paul-Vaillant-Couturier - 93126 LA COURNEUVE	Permanent representative of S.A. PERNOD RICARD at the Board of Directors
◦ GALIBERT & VARON Lignères - 16170 ROUILLAC	"
◦ COMPAGNIE FINANCIERE DES PRODUITS ORANGINA (C.F.P.O) 595, rue Pierre Berthier 13855 AIX-EN-PROVENCE	"
◦ ETABLISSEMENTS VINICOLES CHAMPENOIS (E.V.C.) 5, place du Général Gouraud - 51100 REIMS	"
◦ PERNOD RICARD EUROPE 2, rue de Solférino - 75007 PARIS	"
◦ PR AMERICAS 142, boulevard Haussmann - 75008 PARIS	Member of the Management Board
◦ PR ASIA 142, boulevard Haussmann - 75008 PARIS	"

Foreign Companies [4]	Mandates
◦ AUSTIN NICHOLS (International) Inc. 777 Westchester Avenue White Plains NEW YORK 10604 (USA)	Chairman
◦ HAVANA CLUB HOLDING S.A. 6, rue Heine - L-1011 Luxembourg (Luxemburg)	"
◦ HOUSE OF CAMPBELL Limited West Byrehill - KIILWINNING Ayreshire KA 13 L6E (Scotland)	"
◦ PERNOD RICARD JAPAN K.K. 5F Sumitomo Fudosan Idabashi Bldg, 2-3-2 Koraku, Bunkyo-ku - Tokyo 112-0004 (Japan)	"
◦ PERICEYL PRIVATE LIMITED N° 81/A, 1/1 Temple Road - Nawala (Sri-Lanka)	"
◦ BWG Group Limited Smithfield - DUBLIN 7 (Irland)	Director

Mr. Richard Burrows (Director General) [5]

French Companies [4]	Mandates
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Joint Managing Director
◦ PR. FINANCE S.A. 142, boulevard Haussmann - 75008 PARIS	"
◦ PERNOD RICARD CENTRAL AND SOUTH AMERICA (SAS) 2, rue de Solférino - 75007 PARIS	Chairman

Foreign Companies [4]	Mandates
◦ BWG Group Limited Smithfield - DUBLIN 7 (Irland)	Director
◦ CHIVAS BROTHERS (AMERICAS) Ltd 111-113 Renfrew Road PAISLEY,Renfrewshire PA3 4DY (Scotland)	"
◦ CHIVAS BROTHERS (EUROPE) Ltd 111-113 Renfrew Road PAISLEY , Renfrewshire PA3 4DY (Scotland)	"
◦ CHIVAS BROTHERS (JAPAN) Ltd 111-113 Renfrew Road PAISLEY , Renfrewshire PA3 4DY (Scotland)	"
◦ CHIVAS BROTHERS, Ltd 111-113 Renfrew Road PAISLEY - Renfrewshire PA3 4DY (Scotland	"
◦ CORK UNIVERSITY FOUNDATION University College - CORK (Irland)	"
◦ DEVELOPMENT CONSULTANTS INTERNATIONAL Ltd Ferry House 48 Lower Mount Street - DUBLIN 2 (Irland)	"
◦ DILLON BASS Ltd Boucher Center Boucher Road - BELFAST BT 12 6HR (Nothern Irland)	"

(1) Mr. Thierry Jacquillat (Vice-Chairman) is also Director of this company

(2) Mr. Richard Burrows (Joint Managing Director) is also Director of this company

(3) Mr Pierre Pringuet (Joint Managing Director) is also Director of this company

(4) In order to simplify the presentation, the mandates of Director of Mr. Thierry Jacquillat, Richard Burrows or Pierre Pringuet in the companies already mentioned for Mr. Patrick Ricard, are indicated in the section concerning Mr. Patrick Ricard by a footnote at bottom page.

○ GALLWEY LIQUEURS Ltd Smithfield - DUBLIN 7 (Irland)	Director
◦ IRISH DISTILLERS Ltd Smithfield - DUBLIN 7 (Irland)	
◦ IRISH DISTILLERS -TRUSTEES Ltd Smithfield - DUBLIN7 (Irland)	"
◦ IRISH MANAGEMENT INSTITUTE Clonard Sandyford Road - DUBLIN 16 (Irland)	"
◦ LONG MOUNTAIN WINES (PTY) Ltd 21 Riebeeck Street - CAPE TOWN 8001 (South Africa)	"
◦ PERNOD RICARD AUSTRALIA Pty Limited 33 Exceter Terrace - DEVON PARK SA 5008 (Australia)	"
◦ PR NEWCO 1 8-10 Lampton Road - HOUNSLOW Middlesex - TW3 IJL (United Kingdom)	"
◦ PR NEWCO 2 8-10 Lampton Road - HOUNSLOW Middlesex TW3 IJL (United Kingdom)	"
◦ PR NEWCO 3 8-10 Lampton Road - HOUNSLOW Middlesex TW3 IJL (United Kingdom)	"
◦ PR NEWCO 4 8-10 Lampton Road - HOUNSLOW Middlesex TW3 IJL (United Kingdom)	"
◦ PR NEWCO 5 8-10 Lampton Road - HOUNSLOW Middlesex TW3 IJL (United Kingdom)	"
◦ PR SOUTH AFRICA (PTY) Ltd PO BOX 1324 Techno Park - STELLENBOSCH 7599 (South Africa)	"
◦ THE ENTREPRISE TRUST 1 Fitzwilliam Place - DUBLIN 2 (Irland)	"
◦ THE GLENLIVET DISTILLERS 111-113 Renfrew Road - PAISLEY , Renfrewshire PA3 4DY (Scotland)	"
◦ THE GOVERNOR & COMPANY OF THE BANK OF IRELAND Lower Baggot Street - DUBLIN 2 (Irland)	"
◦ WATERCOURSE DISTILLERY Ltd Smithfield - DUBLIN7 (Irland)	"
◦ WILSHIRE FINANCIAL SERVICES Ltd Smithfield – DUBLIN 7 (Irland)	"
◦ WYBOROWA SAHead Office 5 Komandoria Str 61-023 POZNAN (Poland)	Member of the Supervisory Board

Mr. Pierre Pringuet (Director General) [3]

French Companies [4]	Mandates
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Joint Managing Director
◦ PR. FINANCE S.A. 142, boulevard Haussmann - 75008 PARIS	"
◦ PERNOD RICARD CENTRAL AND SOUTH AMERICA (SAS) 2, rue de Solférino - 75007 PARIS	Chief Executive Officer
Foreign Companies [4]	**Mandates**
◦ CASELLA FAR EAST 1007-8 New Kowloon Plaza 38 Tai Kok Tsui Road - KOWLOON (Hong-Kong)	Director
◦ G.W.S. 2, Sarajishvili avenue - 380053 – TBILISI GEORGIE	"
◦ PERNOD RICARD AUSTRALIA Pty Limited 33 Exceter Terrace - DEVON PARK SA 5008 (Australia)	"
◦ PRB Chaussée de la Hulpe B-1000 BRUXELLES (Belgium)	"
◦ PR DEUTSCHLAND Postfach 20 08 63 - 56068 KOBLENZ (Germany)	"
◦ PR JAPAN K K 5 F Sumitomo Fudosan Idabashi Building 2-3-21 Koraku, Bunkyo-ku - TOKIO 112-0004 (Japan)	"
◦ RUAVIEJA SA Parque empresarial A Picarana Naves 28-31 - 5980 PADRON (A CORUNA) Galicie (Spain)	"
◦ SCITRIUM EUROPE INVESTMENTS B.V.Atrium Building, 5th floor Strawinskylaan 3501 - 1077 ZX AMSTERDAM (Pays-Bas)	"
◦ TAYLOR BURNHAM INDUSTRIES B.V. Atrium Building, 5th floor Strawinskylaan 3501 - 1077 ZX AMSTERDAM (Netherland)	"
◦ WYBOROWA SA Head Office 5 Komandoria Str 61-023 POZNAN - (Poland)	Chairman of the Supervisory Board
◦ AGROS HOLDING SA 8 Chalubinskiego str. 00-613 WARSZAWA (Poland)	Member of the Supervisory Board

Mr. Jean-Claude Beton (Director)

French Companies	Mandates
◦ FORBEES S.A. Ensemble Marseille Métropole 2, rue Henri-Barbusse - 13001 MARSEILLE	Chairman and CEO
◦ SOMECIN CMCI 2, rue Henri-Barbusse - 13001 MARSEILLE	Director
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	"
◦ GFA GRAND ORMEAU Lalande-de-Pomerol - 33000 LIBOURNE	Manager

Mr. Jean-Dominique Comolli (Director)

French Companies	Mandates
◦ ALTADIS 182-188, avenue de France - 75639 PARIS Cedex 13	Co-Chairman
◦ SEITA 182 – 188, avenue de France – 75639 Paris cedex 13	Chairman and CEO
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Director
Foreign Companies	**Mandates**
◦ ALTADIS Eloy Gonzales, 10 – 28010 Madrid Espagne	Chairman and CEO

Mr. Jean-René Fourtou (Director)

French Companies	Mandates
◦ GROUPE AVENTIS 16, avenue de l'Europe - 67300 SCHILTIGHEIM	Vice-Chairman of the Management Board

(1) Mr. Thierry Jacquillat (Vice-Chairman) is also Director of this company

(2) Mr. Richard Burrows (Joint Managing Director) is also Director of this company

(3) Mr Pierre Pringuet (Joint Managing Director) is also Director of this company

(4) In order to simplify the presentation, the mandates of Director of Mr. Thierry Jacquillat, Richard Burrows or Pierre Pringuet in the companies already mentioned for Mr. Patrick Ricard, are indicated in the section concerning Mr. Patrick Ricard by a footnote at bottom page.

◦ GROUPE AXA 25, avenue Matignon - 75008 PARIS	Vice-Chairman of the Supervisory Board
◦ CHAMBRE DE COMMERCE INTERNATIONALE 38 cours Albert 1er - 75008 PARIS	Vice-Chairman
◦ AXA ASSURANCE IARD MUTUELLE 25, avenue Matignon - 75008 PARIS	Director
◦ AXA ASSURANCES VIE MUTUELLE 25, avenue Matignon - 75008 PARIS	"
◦ AXA COURTAGE ASSURANCE MUTUELLE 25, avenue Matignon - 75008 PARIS	"
◦ AXA COURTAGE VIE ASSURANCE MUTUELLE 25, avenue Matignon - 75008 PARIS	"
◦ LA POSTE 4 quai du Point du Jour – CPA 703 - 92777 BOULOGNE BILLANCOURT	"
◦ MATIPAR 25, avenue Matignon - 75008 PARIS	"
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	"
◦ RHONE-POULENC PHARMA 16, avenue de l'Europe - 67300 SCHILTIGHEIM	"
◦ RHODIA 26, quai Alphonse le Gallo - 95512 BOULOGNE BILLANCOURT	"
◦ S.A. CHATEAU SUDUIRAUT - 33210 EREIGNAC	"
◦ SCHNEIDER ELECTRIC S.A. 43-45, boulevard Franklin-Roosevelt - 92504 RUEIL-MALMAISON	"
◦ FINAXA 25, avenue Matignon - 75008 PARIS	Permanent representative of the AXA Assurance Iard Mutuelle at the Board of Directors
◦ AXA MILLESIMES 25, avenue Matignon - 75008 PARIS	"
Foreign Companies	**Mandates**
◦ AXA FINANCIALS INC 787, 7th Avenue - NEW YORK – N.Y. 10019 (USA)	Director
◦ EADS NV Beech Avenue - 130/132 NL 1119 PR SCHIEPHOL-RIJK (Netherland)	"
◦ EQUITABLE LIFE 1290, avenue of the Americas - NEW YORK – N.Y. 10104 (USA)	"
◦ RHONE-POULENC AGCO Ltd Siefield Road ONGAR - Essex CM50HW (United Kingdom)	"

Mr. François Gérard (Director)

French Companies	Mandates
◦ CUSENIER 142, boulevard Haussmann - 75008 PARIS	Director
◦ MARTELL & Co Place Edouard Martell BP 21 - 16100 COGNAC	"
◦ PERNOD 120, avenue du Maréchal Foch - 94015 CRETEIL	"
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	"

Mr. Rafaël Gonzalez Gallarza (Director)

French Companies	Mandates
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Director
◦ SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION (S.I.F.A.) 199, boulevard Saint-Germain - 75007 PARIS	"
Foreign Companies	**Mandates**
◦ PR LARIOS Calle Cesar Vallejo, 24 - 29004 MALAGA (Spain)	Chairman
◦ PRENSA MALAGUENA S.A. Av. Dr. Maranon, 48 - 29009 MALAGA (Spain)	"
◦ CHIVAS BROTHERS, Ltd 111-113 Renfrew Road PAISLEY - Renfrewshire PA3 4DY (Scotland)	Director
◦ ENDESA Principe de Vergara 182 - 28002 MADRID (Spain)	"
◦ PR NEWCO 1 8-10 Lampton Road HOUNSLOW Middlesex - TW3 IJL (United Kingdom)	"
◦ PR NEWCO 2 8-10 Lampton Road HOUNSLOW Middlesex - TW3 IJL (United Kingdom)	"
◦ THE GLENLIVET DISTILLERS 111-113 Renfrew Road PAISLEY - Renfrewshire PA3 4DY (Scotland)	"

Mrs. Françoise Hémard (Director)

French Companies	Mandates
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Drector

Mrs. Danièle Ricard (Director)

French Companies	Mandates
◦ SOCIETE PAUL RICARD Ile des Embiez Le Brusc - 83140 SIX-FOURS	Chairman and CEO
◦ SOCIETE PAUL RICARD et Fils Ile des Embiez Le Brusc - 83140 SIX-FOURS	Vice-Chairman
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Director
◦ SOCIETE PRESQU'ÎLE DE CASSIS - 13260 CASSIS	Manager

Mr. Gérard Théry (Director)

French Companies	Mandates
◦ GENERATION NUMERIQUE BFT 11, avenue d'Iéna - 75116 PARIS	Chairman
◦ FONDATION MECENAT MUSICAL SOCIETE GENERALE 17, Cours Valmy - 92972 PARIS LA DEFENSE	Chairman of the Board
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Director

Société Paul Ricard (Permanent representative: Mrs. Béatrice Baudinot)

French Companies	Mandates
◦ PERNOD RICARD 142, boulevard Haussmann - 75008 PARIS	Director, permanent representative Mrs. Béatrice Baudinet

2. GENERAL INFORMATION CONCERNING THE SHARE CAPITAL

The conditions which the articles of association impose on modifications to the capital and the rights of shares conform, in all respects, with legal provisions. The statutes do no provide for any exceptional treatment or impose any particular conditions.

Amount of subscribed capital

The capital has been set at ONE HUNDRED SEVENTY FOUR MILLION, SEVEN HUNDRED NINETY EIGHT THOUSAND AND SIX HUNDRED FOURTY SIX EUROS (Euros 174,798,646).

It is divided into fifty six million, three hundred and eighty six thousand, six hundred and sixty (56,386,660) shares, all of the same category.
All the shares comprising the capital are fully paid up.

In the table below, can be found a summary of the resolutions adopted by the Extraordinary Shareholders' Meeting (ESM) authorising the Board of Directors to increase or reduce the authorised share capital.

Date of ESM	Resolution n°	Purpose	Time limit
05/02/00	1	Authorisation to reduce the authorised share capital	24 months
05/03/01	1	Authorisation to issue shares in the company with cancellation of preferential subscription rights in order to grand stock options to executives with high levels of responsibility and directors of the company or companies related to it.	5 years
05/03/01	2	Authorisation to increase the authorised share capital with maintenance of preferential subscription rights for FF2bn or equivalent in euros.	26 months
05/03/01	3	Authorisation to issue shares(1) and/or securities providing access to the capital of the company with cancellation of preferential subscription rights for FF2bn or equivalent in euros.	26 months
05/03/01	4	Cancellation of previous authorisations (resolutions 2 and 3 of the Shareholders' Meeting dated May 3, 2001) in the event of public bids or exchange offers except for issues of securities approved prior to the declaration of the bid.	until the next OSM
05/03/01	5	Authorisation to increase the authorised share capital with cancellation of preferential subscription rights, the beneficiaries to be subscribers to a corporate savings scheme, and/or a voluntary partnership employee savings scheme, the overall nominal amount of shares that could be issued is set at 5% of the current share capital.	5 years

(1) This authorisation was used by the Board of Directors in part for the issue by Pernod Ricard of bonds convertible into new shares and/or in exchange for existing shares (Oceane) exerciseable on February 13, 2002. The issue concerns 4,567,757 Oceane bonds in a total amount of 488,749,999 euros. The authorisation to issue shares, as well as the authorisation stemming from the second resolution of the ESM of May 3, 2001, provided that the total share capital of Pernod Ricard could not exceed 2 billion (2,000,000,000) francs or three hundred and four million eight hundred and ninety-eight thousand and thirty-four euros and forty-seven cents (304,898,034.47 euros). Following the partial use of this authorisation and account taken of the increase in capital that occurred at the time of the conversion of the capital into euros out of reserves, the nominal residual amount of shares that can be issued under the second and third extraordinary resolutions adopted at the meeting of May 3, 2001, is now seven hundred and sixty million five hundred and twelve thousand two hundred and twenty-eight francs and ten centimes (760,512,228.10 francs) or one hundred and fifteen million nine hundred and thirty-nine thousand three hundred and forty-one euros and seventy-seven cents (115,939,341.77 euros).

Resolutions submitted to the ESM of May 31, 2002 authorising the Board of Directors to increase the share capital:

- Resolution 10 authorises the Board of Directors to reduce the capital by cancellation of shares owned by the company and acquired by it further to Article L 225-209 of the Commercial Code pursuant to the authorisation given by the Ordinary Shareholders Meeting of May 31, 2002.

- Resolution 11 renews the fourth resolution adopted at the ESM of May 3, 2001.

Resolution N°	Purpose	Period
10	Authorisation to reduce the Share Capital	24 months
11	Cancellation of authorisations to issue Resolutions 2 and 3 of the ESM of May 3, 2001 In the event of a takeover bid or an offer to exchange shares regarding issues of securities approved after the offer is launched.	Until the next ESM

There are currently no securities non-representative of capital.

Pernod Ricard issued a convertible bond in an amount of 488,749,999 euros represented by 4,567,757 bonds convertible into new shares and/or in exchange for existing shares (Oceane) of a nominal unit value of 107 euros exercisable on February 13, 2002. The bond has a term of 5 years and 322 days running from February 13, 2002. Repayment by Oceane will normally be made in totality on January 1, 2008 at a price of 119.95 euros for one Oceane bond. The Oceane bonds pay interest at a rate of 2.50% per year (prorata temporis for the first year) payable on maturity on January 1, each year.

- Exercise period for the options and conversion or exchange basis for Oceane bonds: from February 13, 2002 until the seventh working day preceding the repayment date, holders of Oceane bonds can request conversion and/or exchange of Oceane bonds into Pernod Ricard shares at the rate of one share for each Oceane bond (subject to the adjustments provided for in the Final Prospectus, registered by the "Commission des Opérations de Bourse" (COB) under number 02-103 on February 5, 2002, with respect to financial transactions);
- As at March 31, 2002, the totality of the Oceane bonds were still outstanding;
- As an example, assuming the totality of issued Oceane bonds are converted into new Pernod Ricard shares, the impact of the issue and conversion on the holding of a shareholder with a 1% interest in the Company's share capital prior to the issue and who does not subscribe for Oceane bonds, would be as follows (this calculation has been based on the number of shares comprising the share capital as at March 31, 2002):

	Holding (%)
Before the Bond issue	1
After the issue and conversion of 4,567,757 Bonds	0.925

In the event that all the issued bonds are exchanged for existing shares, the position of Pernod Ricard shareholders would be unaffected.

The Board of Directors meeting on April 15, 2002 approved the complimentary report required by current regulations. This report together with the related auditors report is available for inspection at the Company's head office.

Besides the Oceane bond issue referred to above, Pernod Ricard has not issued any other securities giving the holder rights to conversion, exchange, repayment, presentation of bonds, or, in any other manner, to the attribution, at any time, or on a set date, of securities that could be issued to represent an amount of the company's share capital.

Table of changes in capital

Capital before	Shares	Nominal	Year	Nature of transaction	Quota	Effective date	Shares created	Capital stock	Capital after	Nominal
783,148,080 F	9,789,351	80 F	1990	Free attribution	1 for 5	02/26/90	1,957,870	11,747,221	939,777,680 F	80 F
939,777,680 F	11,747,221	80 F	1992	Nominal divided by 4	4 for 1	07/01/92	35,241,663	46,988,884	939,777,680 F	20 F
939,777,680 F	46,988,884	20 F	1994	Free attribution	1 for 5	07/01/94	9,397,776	56,386,660	1,127,733,200 F	20 F
1,127,733,200 F	56,386,660	20 F	2001	Conversion in euros	N/A	10/31/01	N/A	56,386,660	174,798,646 €(1)	N/A(2)

(1) After deduction from reserves in an amount of 2,876,827.95 euros.

(2) At the time the capital of the company was converted into euros, Pernod Ricard decided to eliminate the nominal share price in the company articles.

3. CURRENT DIVISION OF CAPITAL AND VOTING RIGHTS

The information presented bellow was compiled as of 15 April 2002:

- The total number of voting rights comes to 67,667,582;
- The approximate number of shareholders is 60,000;
- The following shareholders hold as least 5% of the capital:

- S.A. PAUL RICARD, entirely held by the Ricard family, possesses 6,558,537 shares of which 6,037,832 have double voting rights, equivalent to 11.6% of the capital and 18,6% of the voting rights;

- SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION (S.I.F.A.) holds 5,772,299 shares, of which 5,273,400 have double voting rights, equivalent to 10.2 of the capital and 16.3% of the voting rights; SIFA is mainly held by Kirin Brewery Company Ltd and by Société Générale Group respectively for 32.4% and 31.8% of its share capital. Among other shareholders, the Pernod Ricard Group holds an interest, via its subsidiary Santa Lina, of 30.3% in the capital of SIFA.

- FRM Corp. and Fidelity International Limited (FIL) acting on behalf of their subsidiaries have made a declaration concerning 2,833,687 shares, equivalent to 5.03% of the capital (as of December 14, 2001).

- The "Caisse des Dépôts et Consignation" (CDC Ixis) has made several declarations, the most recent concerning 3,033,341 shares equivalent to 5.37% of the capital (as of April 9, 2002).

- Shares held directly or indirectly: 1,877,813, equivalent to 3.3% of the capital.

- Staff, through the intermediary of mutual funds, hold 2.3% of the capital and 3.0% of the voting rights.

There have been no significant changes in the distribution of the share capital over the last three financial years.

The Group's organization chart is shown on page 16.

(1) An agreement exists with Société Générale whereby the Société Générale Group has granted to Santa Lina, an unquoted subsidiary of Pernod Ricard, a preferential right to the shares of SIFA held by it in the event that it whishes to sell them. Provisions of the same nature exist concerning the holding of SANTA LINA in Société Générale. The provision is also effective in the event of a public bid, in which case the Pernod Ricard Group will also enjoy a right of substitution.

4. MARKET FOR THE ISSUER'S SECURITIES

- **PERNOD RICARD shares** are currently traded on the official markets of:

Stock market listings

- Premier marché of Euronext Paris S.A. (Système de Règlement Différé: deferred settlement market). Trading volumes within the last 18 months are disclosed on page 44;
- The official stock market of Frankfurt, the "Frankfurt Stock Exchange" (Germany).

Other markets

- PERNOD RICARD shares are also traded on the SEAQ International Exchange, London.
- PERNOD RICARD undertook an ADR (American Deposiray Receipts) programme in 1993 backed by the Bank of New York (OTC market).

- **PERNOD RICARD 2.5% Feb. 2002/Jan. 2008 OCEANE bonds** are currently traded on the official stock market of:
- The Paris Stock Market (Premier Marché of Euronext Paris S.A.).

Trading volumes of Oceane bonds were as follows:

	Price in €		Transaction volume	
	Highest	Lowest	Number of bonds	Capital in €
from February 13 to 28, 2002	111.30	108.90	4,722	520,730
from March 1 to 28, 2002	113.50	110.50	10,959	1,217,025

5. STOCK OPTIONS

The following stock options have been granted to executives exercising high responsibilities in Group companies.

The stock option scheme in force had the following features:

Date authorised by Extraordinary Shareholders' Meeting	Date allocated by the Board of Directors	Type of options	Exercice period	Number of beneficiaries	Total number of options allocated	Comprising options allocated to senior executives of Pernod Ricard SA	Subscription price	Number of options exercised or striken out in 2001	Unexercised options as of 12.31.01
05.12.93	10.04.94	purchase	10 years	218	775,130	75,600	FF 307.34	206,515	245,760
05.12.93	12.19.96	purchase	10 years	297	842,000	92,400	FF 266.00	107,210	524,190
05.12.93	12.19.97	purchase	10 years	160	244,596	65,196	FF 301.00	9,548	230,737
05.05.98	01.28.99	purchase	10 years	183	233,084	31,135	€ 56.70	11,064	222,020
05.05.98	01.27.00	purchase	10 years	180	266,842	44,299	€ 59.90	6,063	260,779
05.05.98	09.27.00	purchase	10 years	2	60,000	60,000	€ 54.50	0	60,000
05.05.98	12.19.00	purchase	10 years	204	299,925	48,420	€ 58.30	637	299,288
05.03.01	09.19.01	purchase	10 years	10	38,674	nil	€ 78.70	0	38,674
05.03.01	12.18.01	subscription	10 years	367	665,658	126,535	€ 77.00	0	665,658
05.03.01	02.11.02	subscription	10 years	84	111,187	nil	€ 81.50	N/A	N/A

The gross remuneration allocated to senior managers of the company in 2001 (12 persons) for all functions exercised in the Group came to 3,739,889 euros (these 12 persons include the Chief Executive Officer, the 2 Directors General and nine salaried Directors of PERNOD RICARD S.A. whose names are included in the list on the third cover page).

Options granted and exercised during the financial year by Company Directors of PERNOD RICARD S.A. and by the top 10 salaried executives of PERNOD RICARD :

Company Directors of PERNOD RICARD S.A.

◦ Stock options granted in 2001 to Company Directors:

Beneficiary	Position	Number	Due date	Price
Patrick Ricard	Chairman and CEO	30,150	12/18/2011	77 €
Richard Burrows	Director General	23,864	12/18/2011	77 €
Pierre Pringuet	Director General	23,864	12/18/2011	77 €
François Gérard	Director	5,600	12/18/2011	77 €

◦ Options exercised in 2001 by Company Directors:

Beneficiary	Position	Number	Price
Patrick Ricard	Chairman and CEO	7,620	46.85 €
Richard Burrows	Director General	8,820	46.85 €
"	Director General	12,000	40.55 €
Pierre Pringuet	Director General	1,500	46.85 €

To the top ten salaried executives of PERNOD RICARD

Number, total and average weighted price of options to subscribe to or purchase shares during the financial year granted by PERNOD RICARD to the ten salaried executives of PERNOD RICARD who received the greatest number of options:

87,778 options at 77.23 euros

Number, total and average weighted price of options concerning the issuer, and exercised by the ten salaried executives of PERNOD RICARD who exercised the greatest number of options:

68,880 options at 45.76 euros

Persons responsible for the reference document and for the audit of the accounts

1. PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Mr Patrick Ricard,
Chairman and Chief Executive Officer.

2. CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

To our knowledge, the information presented in this reference document conforms to reality; it includes all necessary information required by investors to form a judgment on the assets, business, financial situation, results and outlook for Pernod Ricard; it does not include any omissions likely to affect such a judgment.

Chairman and Chief Executive Officer
Patrick Ricard

3. NAMES AND ADDRESSES OF THE STATUTORY AUDITORS

Appointed Statutory Auditors of Pernod Ricard

- Compagnie Consulaire d'expertise comptable Jean Delquié, represented by Mr. Benoît Flechon, 84, Boulevard de Reuilly, 75012 Paris,
  appointed at the General Meeting of May 12, 1993 and whose mandate was renewed for a term that will end after the General Meeting called to approve the accounts for financial year 2004.

- Société d'Expertise Comptable A. & L. Genot Groupe RSM Salustro Reydel, represented by Mr. Alain L. Genot, Le Grand Pavois, 320, Avenue du Prado, 13268 Marseille Cedex 08,
  appointed for the first time at the General Meeting of June 11, 1987 and whose mandate was renewed for a term that will end after the General Meeting called to approve the accounts for financial year 2004.

- Cabinet Mazars & Guérard, represented by Messrs Frédéric Allilaire and Xavier Charton, Le Vinci, 4 Allée de l'Arche, 92075 La Défense Cedex,
  appointed for the first time at the General Meeting of June 11, 1987 and whose mandate was renewed for a term that will end after the General Meeting called to approve the accounts for financial year 2003.

Substitute Statutory Auditors of Pernod Ricard

- Société Salustro Reydel, 8, Avenue Delcassé, 75008 Paris

- Mr. José Marette, Le Vinci, 4 Allée de l'Arche, 92075 La Défense Cedex

4 CERTIFICATION OF THE AUDITORS

In our position of auditors of the accounts of Pernod Ricard SA and in accordance with regulation COB 98-01, we have carried out, applying professional standards applicable in France, an audit of the information presented in this reference document concerning the financial situation and prior period accounts of the company.

This reference document was drawn up under the responsibility of the Chairman of the Board of Directors. It is our mission to issue an opinion on the sincerity of the information relating to the financial situation and accounts of the company contained within it.

The diligence we have exercised, applying professional standards applicable in France, has consisted in forming an opinion on the sincerity of the information concerning the financial situation and accounts of the company, and in verifying their consistency with the accounts that have been the subject of a report. It has also consisted in reading other information contained in the reference document in order to identify any significant inconsistencies with respect to information regarding the financial situation and accounts and accounts of the company, and in making known any information that is clearly erroneous that we have identified on the basis of our general knowledge of the company acquired in the context of our mission.

We have audited the annual accounts and consolidated accounts approved by the Board of Directors for the financial periods ending on 31 December 2001, 2000 and 1999 on the basis of professional standards applicable in France, and we certify them without reservation or comment.

On the basis of the diligence we have exercised, we have no observations to formulate on the sincerity of the information relating to the financial situation and prior period accounts presented in this reference document.

Signed in Paris on the May 7, 2002

The Auditors:

CCC – Jean Delquié	S.E.C. A.&L. Genot	Mazars & Guérard
Benoît Fléchon	Groupe RSM Salustro Reydel	Mazars
	Alain Genot	Frédéric Allilaire - Xavier Charton

5. PERSONS RESPONSIBLE FOR THE INFORMATION

Alain-Serge DELAITTE
Vice President, Communication
142, Boulevard Haussmann
75379 Paris Cedex 08
Telephone: (33) 1 40 76 77 12
Fax: (33) 1 45 62 59 40
E-mail : corporatecommunications@pernod-ricard.fr

Patrick de BORREDON
Director Investor Relations
142, Boulevard Haussmann
75379 Paris Cedex 08
Telephone: (33) 1 40 76 77 33
Fax: (33) 1 45 62 22 75
E-mail : pdeborredon@pernod-ricard.fr

Shareholder Information

HOW TO PARTICIPATE IN THE MEETINGS?

Shareholders are informed of the meetings by means of notices published in the Bulletin des Annonces Légales Obligatoires (BALO) [Bulletin of Mandatory Legal Notices] and in a publication authorized to receive legal notices for the district in which the Head Office is located. Notices are also published in economic and financial publications with nationwide coverage.

Registered shareholders (those who have owned shares for at least a month as of the date of publication of the notice) are invited to all meetings by ordinary letter.

The owners of bearer shares wishing to be represented or to vote by correspondence must first convert their shares by five full days before the meetings, at the Société PERNOD RICARD, 142 Boulevard Haussmann, 75008 Paris or at one of the institutions below (*).

Registered shareholders who have held their shares for at least five days prior to the meeting dates may attend, delegate a representative, or vote by correspondence with no formalities required.

The forms required for voting by correspondence may be obtained at the Company's Head Office.

Votes by correspondence are only accepted for forms reaching SOCIÉTÉ GÉNÉRALE or the Head Office of the Société PERNOD RICARD at least three days before the meetings.

Admission cards for the meetings will be sent to all shareholders requesting them at the Company's Head Office at 142 Boulevard Haussmann, 75008 Paris or at one of the following(*) banking institutions. The holders of bearer shares must provide a statement attesting to the conversion of the shares in accordance with the terms above.

(*) SOCIÉTÉ GÉNÉRALE, 29, Boulevard Haussmann, 75009 PARIS ◦ BNP-PARIBAS, 16, Boulevard des Italiens, 75009 PARIS ◦ CRÉDIT LYONNAIS, 19, Boulevard des Italiens, 75002 PARIS ◦ CRÉDIT DU NORD, 59, Boulevard Haussmann, 75008 PARIS ◦ CRÉDIT COMMERCIAL DE FRANCE, 103, Av. Champs-Elysées, 75008 PARIS ◦ SOCIÉTÉ MARSEILLAISE DE CRÉDIT, 75, rue de Paradis, 13006 MARSEILLE ◦ CRÉDIT AGRICOLE INDOSUEZ, 96, Boulevard Haussmann, 75008 PARIS ◦ CAISSE DES DÉPÔTS ET CONSIGNATIONS, 56, rue de Lille, 75007 PARIS ◦ CAISSE NATIONALE DE CRÉDIT AGRICOLE, 91-93, Bld Pasteur, 75015 PARIS, or at any of the Paris or provincial offices of these institutions or at the financial institution holding the shares.

The holders of pure registered shares can issue their buy or sell orders directly to SOCIÉTÉ GÉNÉRALE. with whom preferential brokerage fees have been arranged.

For information and to obtain order forms, please contact:

- PERNOD RICARD, Direction Financière [Financial Division]: Antoine PERNOD
  Tel. : 01.40.76.77.78 - Fax 01.45.63.87.99
- SOCIÉTÉ GÉNÉRALE - Département des Titres [Securities Department]
  32, avenue du Champ de Tir
  44024 NANTES Cedex 01

INVESTOR RELATIONS SERVICE, TOLL FREE NUMBER:

*

N° Vert 0 800 880 853

For all transactions related to pure registered shares, please contact toll free number Société Générale Pernod Ricard

N° Vert 0 800 190 757 *

* calls from France only

INTERNET

(http//www.pernod-ricard.fr)

Annual statements as well as up-to-the-minute information on company stock can be downloaded.


Pernod Ricard
NEWS

This document is the translation of the French document released for the Ordinary and Extraordinary Shareholders' Meeting, May 31, 2002.

Table of compliance

This document is the translation of a reference document
lodged with the Paris Stock Exchange Regulatory Authority
(Commission des Opérations de Bourse)
on May 7, 2002.

Pernod Ricard
Corporate Communications

Vice President: Alain-Serge Delaitte
142, boulevard Haussmann / 75379 Paris Cedex 08
Tel.: 33 (0)1 40 76 77 78 / www.pernod-ricard.com
Illustrations: Pernod Ricard and Studio photo Pernod Ricard (Daniel Dewalle, Marc-André Desanges), Lemon Squeezer
Production: Olympe, Paris – Tel.: 33 (0)1 43 80 03 16 / L'Iroquois, Paris – Tel.: 33 (0)1 45 23 01 29

Board of Directors

[6 meetings in 2001]

CHAIRMAN

① Mr Patrick Ricard

VICE-PRESIDENT

② Mr Thierry Jacquillat

DIRECTORS

③ Mrs Françoise Hémard

④ Mrs Danièle Ricard

⑤ Mr Jean-Claude Beton

⑥ Mr Jean-Dominique Comolli

⑦ Mr Jean-René Fourtou

⑧ Mr François Gérard

⑨ Mr Rafaël Gonzalez Gallarza

⑩ Mr Gérard Théry

⑪ Société Paul Ricard, Permanent representative : Mrs Béatrice Baudinet

Stategic Committee

[7 meetings in 2001]

CHAIRMAN

○ Mr Patrick Ricard

MEMBERS

○ Mrs Danièle Ricard

○ Mr François Gérard

○ Mr Rafaël Gonzalez Gallarza

○ Mr Thierry Jacquillat

Remuneration Committee

[2 meetings in 2001]

CHAIRMAN

○ Mr Jean-René Fourtou

MEMBERS

○ Mrs Danièle Ricard

○ Mr Jean-Claude Beton

Audit Committee

[created on January 29th, 2002]

CHAIRMAN

○ M. Thierry Jacquillat

MEMBERS

○ M. Jean-Dominique Comolli

○ M. Gérard Théry



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⑤
⑧
②
⑦
⑩
⑪
⑨
③
①
④

Holding Company

GENERAL MANAGEMENT

○ Mr Patrick Ricard / Chairman and Chief Executive Officer

○ Mr Richard Burrows / Director General

○ Mr Pierre Pringuet / Director General

MANAGEMENT COMMITTEE

○ Mr Emmanuel Babeau / Senior Vice-President, Business Development

○ Mr Bernard Cazals / Senior Executive Vice-President, Human Resources

○ Mr Pierre-Marie Chateauneuf / General Counsel and Vice-President, Intellectual Property, Insurances and Litigation

○ Mr Alain-Serge Delaitte / Vice-President, Corporate Communications

○ Mr Pierre Denêtre / Vice-President, Purchasing

○ Mr Patrice Desmarest / Vice-President, Research Center

○ Mr Ian Fitzsimons / General Counsel and Vice-President, Corporate Legal Affairs

○ Mr Armand Hennon / Vice-President, Public Affairs (France)

○ Mr Laurent Lacassagne / Vice-President, Finance

○ Mr Philippe Mouton / Vice-President Corporate Affairs/Company Secretary

○ Mr Thierry Panel / Vice-President, Human Resources (Deputy)

○ Mr Jean-Paul Richard / Vice-President, Marketing

○ Mr Patrice Robichon / Vice-President, Industrial Operations

○ Mr Jean Rodesch / Vice-President, European Affairs

○ Mr Jean-Manuel Spriet / Vice-President, Finance (Deputy)

Major Subsidiaries

CHAIRMEN AND CHIEF EXECUTIVE OFFICERS

○ Mr Thierry Billot / PERNOD RICARD EUROPE

○ Mr Lionel Breton / MARTELL & C°

○ Mr Michel Bord / PERNOD RICARD NORTH AMERICA

○ Mr Gilles Cambournac / PERNOD RICARD WORLD TRADE

○ Mr Alain Chamla / RICARD

○ Mr Jean Chavinier / CSR

○ Mr Pierre Coppéré / PERNOD

○ Mr Philippe Dreano / PERNOD RICARD ASIA

○ Mr Yves Flaissier / WYBOROWA SA

○ Mr Georges Nectoux / CHIVAS BROTHERS

○ Mr Christian Porta / ORLANDO WYNDHAM

○ Mr Philippe Savinel / IRISH DISTILLERS

○ Mr Francesco Taddonio / PERNOD RICARD CENTRAL & SOUTH AMERICA

○ Mr Param Uberoi / PERNOD RICARD SOUTH ASIA




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